As filed with the Securities and Exchange Commission on August 8, 2005

Registration No. 333-124285

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

RUTH’S CHRIS STEAK HOUSE, INC.

(Exact name of registrant as specified in its charter)

Delaware	5812	72-1060618
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3321 Hessmer Avenue

Metairie, Louisiana 70002

(504) 454-6560

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Craig S. Miller

President and Chief Executive Officer

3321 Hessmer Avenue

Metairie, Louisiana 70002

(504) 454-6560

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

James S. Rowe Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 Telephone: (312) 861-2000 Telecopy: (312) 861-2200	Christopher C. Paci Michael J. Schiavone Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 848-4000 Telecopy: (212) 844-7179

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (1)(3)
Common Stock, par value $0.01 per share	$254,150,000	$29,913.46
(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.
(3)	Of this amount, $27,659.50 was previously paid in connection with the initial filing of this Registration Statement.

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 2, 2005 Prospectus

13,000,000 Shares LOGO RUTH’S CHRIS STEAK HOUSE, INC. Common Stock

Ruth’s Chris Steak House, Inc. and the selling stockholders named in this prospectus under “Principal and Selling Stockholders” are offering 9,375,000 shares and 2,055,000 shares, respectively, of common stock. This is our initial public offering and no public market currently exists for our shares. We will not receive any of the proceeds from shares sold by any selling stockholder. We anticipate that the initial public offering price for our shares will be between $15.00 and $17.00 per share. Our common stock has been approved for listing on The Nasdaq National Market under the symbol “RUTH.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus.

	Per Share	Total
Offering price	$	$
Discounts and commissions to underwriters	$	$
Offering proceeds to Ruth’s Chris Steak House, Inc., before expenses	$	$
Offering proceeds to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Affiliates of Madison Dearborn Partners, LLC have granted the underwriters the right to purchase up to 1,950,000 additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about                     , 2005.

Banc of America Securities LLC Wachovia Securities Goldman, Sachs & Co.

RBC Capital Markets CIBC World Markets SG Cowen & Co. Piper Jaffray

The date of this prospectus is                     , 2005

You should rely only on the information contained in this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with different information. We and the selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

“Ruth’s Chris,” “U.S. Prime,” “Home of Serious Steaks” and our “Ruth’s Chris Steak House, U.S. Prime” logo are our primary registered trademarks.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus, before making an investment decision.

Our Company

We believe that we are the largest upscale steakhouse company in the United States, based on total company- and franchisee-owned restaurants as published by Nation’s Restaurant News in a July 2004 survey. Our menu features a broad selection of high quality USDA Prime grade steaks and other premium offerings served in Ruth’s Chris’ signature fashion—“sizzling” and topped with seasoned butter—complemented by other traditional menu items inspired by our New Orleans heritage. Our restaurants reflect our 40-year commitment to the core values instilled by our founder, Ruth Fertel, of caring for our customers, whom we call our guests, by delivering the highest quality food, beverages and service in a warm and inviting atmosphere.

We cater to families and special occasion diners, in addition to the business clientele traditionally served by upscale steakhouses, by providing a dining experience designed to appeal to a wide range of guests. We believe our focus on creating this broad appeal provides us with opportunities to expand into a wide range of markets, including many markets not traditionally served by upscale steakhouses. There are currently 88 Ruth’s Chris restaurants, of which 39 are company-owned and 49 are franchisee-owned, including ten international franchisee-owned restaurants in Mexico, Hong Kong, Taiwan and Canada. In fiscal 2004, we had total revenues of $192.2 million and operating income of $23.3 million, representing increases from fiscal 2003 of 14.6% and 50.6%, respectively. In the first quarter of fiscal 2005, we had total revenues of $56.7 million and operating income of $9.6 million, representing increases from the first quarter of fiscal 2004 of 13.5% and 37.1%, respectively. Our net income during fiscal 2004 and the first quarter of fiscal 2005 was $2.4 million and $2.3 million, respectively. For additional information concerning our recent financial results, see “—Summary Historical Financial and Operating Data” beginning on page 6 of this prospectus.

Our Strengths

We believe that the key strengths of our business model are the following:

Premier Upscale Steakhouse Brand. We believe that Ruth’s Chris is currently one of the strongest brands in the fine dining segment of the restaurant industry. We and our restaurants have received numerous awards, including being rated America’s favorite steakhouse in September 2004 by Restaurants & Institutions magazine’s annual “Choice in Chains” consumer survey.

Appealing Dining Experience. We seek to exceed our guests’ expectations by offering high-quality food with courteous, friendly service in the finest tradition of Southern hospitality. Our entire restaurant staff is dedicated to ensuring that our guests enjoy a superior dining experience, and our team-based approach to table service is designed to enhance the frequency of guest contact and speed of service without intruding on the guest experience.

Broad Appeal. We believe that the combination of our high quality food offerings, friendly and attentive service and warm and inviting atmosphere creates a dining experience that appeals to a wide range of guests. We believe that the diversity of our customer base may reduce our exposure to fluctuations in the spending habits of any particular group of guests.

Attractive Unit Economics. We believe that we have successfully operated restaurants in a wide range of markets and achieved attractive rates of return on our invested capital. We believe that this historical success provides us with negotiating leverage during the initial phase of new restaurant construction, and has permitted us to open new restaurants at what we believe to be favorable levels of investment. Our four newest company-owned restaurants generated average unit volumes in excess of $5.0 million in fiscal 2004 and $1.4 million in the first quarter of fiscal 2005, compared to average unit volumes of $4.7 million in fiscal 2004 and $1.4 million in the first quarter of fiscal 2005 for our entire existing company-owned restaurant base. In addition, each of our existing company-owned restaurants generated positive cash flow in each of fiscal 2004 and the first quarter of fiscal 2005.

Experienced, Committed Management Team. The members of our senior management team average nearly 20 years of restaurant industry experience. Our management team has a meaningful equity ownership stake in our company and is committed to growing our business by building on the core strengths of our business model. Following this offering, our management team will collectively own, through restricted stock and options subject to vesting, approximately 8.5% of our common stock on a fully diluted basis.

Our Strategy

We believe there are significant opportunities to grow our business, strengthen our competitive position and enhance our brand through the continued implementation of the following strategies:

Improve Profitability. We intend to improve profitability by continuing to:

•	streamline food preparation and presentation;

•	emphasize wine sales;

•	enhance brand awareness through increased national, regional and local marketing;

•	develop innovative marketing programs; and

•	focus on table utilization and efficiency to reduce guest wait time and increase table availability.

These operating initiatives have helped us to increase our comparable restaurant sales in each of the last eight quarters, including increases of between 10% and 13% in each fiscal quarter since the beginning of fiscal 2004, and to expand our operating margins from 9.2% in fiscal 2003 to 12.1% in fiscal 2004 and from 14.1% in the first quarter of fiscal 2004 to 17.0% in the first quarter of fiscal 2005.

Expand Restaurant Base. We believe that the 50 most populous markets in the United States could support an additional 75 to 100 company-owned and franchisee-owned Ruth’s Chris restaurants and that there is potential for an additional 25 to 50 Ruth’s Chris restaurants in smaller markets in the United States. We currently expect to open five to six company-owned restaurants in each of the next several years. In addition, we expect new and existing franchisees to open three to four Ruth’s Chris restaurants in 2005, including two that have already opened, and approximately five to six Ruth’s Chris restaurants in each of the next several years.

Expand Relationships with New and Existing Franchisees. We intend to grow our franchising business by developing relationships with a limited number of new franchisees and by expanding the rights of existing franchisees to open new restaurants. We also intend to continue to focus on providing operational guidance to our franchisees, including the sharing of “best practices” from our company-owned restaurants.

Equity Sponsor

Madison Dearborn Partners, LLC is a leading private equity investment firm based in Chicago, Illinois. Madison Dearborn has approximately $8 billion of capital under management through limited partnerships of which it is the general partner and affiliated limited partnerships. Madison Dearborn will continue to share with us the benefit of its experience as an investor in the restaurant sector, both as our principal stockholder and through the continued service of a Madison Dearborn representative as the chairman of our board of directors. Immediately following the completion of this offering, Madison Dearborn will own approximately 33.9% of our common stock, or 25.2% of our common stock if the underwriters’ over-allotment option is exercised in full.

The Recapitalization

As of March 27, 2005, our authorized capital stock consisted of 1,000,000 shares of Class A common stock, par value $0.01 per share, 50,000 shares of nonvoting Class B common stock, par value $0.01 per share, 58,000 shares of mandatorily redeemable Series A senior cumulative preferred stock, par value $0.01 per share (“Senior Preferred Stock”), and 92,000 shares of Series B junior cumulative preferred stock, par value $0.01 per share (“Junior Preferred Stock”). As of March 27, 2005, after giving effect to the 20.75281-for-1 stock split that occurred on August 1, 2005, there were 11,543,889 shares of Class A common stock, no shares of Class B common stock, 11,162 shares of Senior Preferred Stock and 73,959 shares of Junior Preferred Stock outstanding. In addition, as of March 27, 2005, there were warrants to purchase 640,224 shares of our Class A common stock and 853,633 shares of our Class B common stock outstanding.

On August 1, 2005, we amended and restated our certificate of incorporation, which amendment and restatement we refer to herein as the “Recapitalization,” to (1) reclassify our Class A common stock as common stock, (2) increase the authorized number of shares of our common stock to 100,000,000 and (3) authorize shares of a new class of undesignated preferred stock. As a result of the Recapitalization, our authorized capital stock currently consists of 100,000,000 shares of common stock, 1,000,000 shares of Class B common stock and 10,150,000 shares of preferred stock.

In connection with the offering, we expect that all outstanding warrants will be exercised and all shares of Class B common stock received upon the exercise of warrants to purchase Class B common stock will be converted into shares of our common stock. We expect that all of the shares of common stock received upon such conversion will be offered and sold in this offering. We also intend to use a portion of the net proceeds from this offering to redeem all of our outstanding Senior Preferred Stock and redeem or repurchase all of our Junior Preferred Stock. After giving effect to the Recapitalization completed on August 1, 2005 and this offering and our intended application of the net proceeds to us therefrom as set forth in “Use of Proceeds,” as well as the exercise of the warrants and the conversion into common stock of all shares of Class B common stock issued upon exercise of warrants, there will be 22,412,746 shares of common stock and no shares of Class B common stock or preferred stock outstanding. We do not expect to issue any shares of Class B common stock, Senior Preferred Stock or Junior Preferred Stock following this offering. See “Description of Capital Stock.”

Risk Factors

You should carefully consider the information under the heading “Risk Factors” and all other information in this prospectus before investing in our common stock.

Recent Developments

Recent Operating Results. For the second quarter of fiscal 2005, our total revenues were $52.7 million, representing a 10.9% increase over the second quarter of fiscal 2004, and our comparable company-owned restaurant sales increased approximately 10.3% in the second quarter of fiscal 2005 over the second quarter of fiscal 2004. Our operating income was $6.3 million, representing a 32.9% increase from the second quarter of fiscal 2004, and our net income was $3.1 million, versus $0.5 million during the second quarter of fiscal 2004.

Our Fiscal Year and Other Information

We operate on a 52- or 53-week year ending on the last Sunday of each calendar year. Our 2000, 2001, 2002, 2003 and 2004 fiscal years ended on December 31, 2000, December 30, 2001, December 29, 2002, December 28, 2003 and December 26, 2004, respectively. Fiscal years are identified in this prospectus according to the calendar year that they most accurately represent. For example, the fiscal year ended December 26, 2004 is referred to in this prospectus as “fiscal 2004” or “fiscal year 2004.” Our first quarter of fiscal 2004 ended on March 28, 2004 and our first quarter of fiscal 2005 ended on March 27, 2005.

Unless otherwise noted, all information in this prospectus:

•	gives effect to the Recapitalization completed on August 1, 2005;

•	gives effect to a 20.75281-for-1 stock split that occured on August 1, 2005;

•	assumes an initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover of this prospectus;

•	gives effect to the exercise of all outstanding warrants and the conversion into common stock of all shares of Class B common stock issued upon exercise; and

•	assumes no exercise of the underwriters’ over-allotment option.

On May 19, 2005, we reincorporated in Delaware by merging Ruth’s Chris Steak House, Inc., a Louisiana corporation, into a newly formed Delaware subsidiary. Reference in this prospectus to “the Company,” “we,” “us” and “our” means Ruth’s Chris Steak House, Inc., a Delaware corporation, and our predecessor, Ruth’s Chris Steak House, Inc., a Louisiana corporation, collectively.

Our principal executive offices are located at 3321 Hessmer Avenue, Metairie, Louisiana 70002. The telephone number for our principal executive offices is (504) 454-6560. Our internet address is www.ruthschris.com. This internet address is provided for informational purposes only. The information contained in, or that can be accessed through, this internet address is not a part of this prospectus.

The Offering

Common stock offered by us	9,375,000 shares

Common stock offered by the selling stockholders	3,625,000 shares

Common stock outstanding after this offering	22,412,746 shares

Common stock subject to the over-allotment option granted to the underwriters by affiliates of Madison Dearborn	1,950,000 shares

Use of Proceeds

We estimate that we will receive net proceeds of approximately $136.9 million from our sale of shares of common stock in this offering, based upon an assumed initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering as follows: (1) approximately $11.7 million to redeem all of our outstanding Senior Preferred Stock, all of which is held by Wachovia Investors, Inc., an affiliate of Wachovia Capital Markets, LLC, (2) approximately $75.9 million to redeem or repurchase all of our outstanding Junior Preferred Stock, approximately 88.2% of which is held by affiliates of Madison Dearborn and (3) approximately $49.3 million to repay a portion of the outstanding indebtedness under our new senior credit facilities. See “Use of Proceeds” and “Certain Relationships and Related Transactions.”

We will not receive any of the proceeds from the selling stockholders’ sale of 3,625,000 shares of common stock in this offering, nor will we receive any proceeds from the sale of shares by affiliates of Madison Dearborn pursuant to the option they have granted to the underwriters to purchase from them up to 1,950,000 shares of common stock to cover over-allotments, if any.

Nasdaq Stock Market symbol	“RUTH”

The number of shares of our common stock to be outstanding immediately after this offering excludes:

•	1,212,221 shares of our common stock issuable upon the exercise of outstanding stock options at an exercise price of approximately $0.48 per share;

•	350,000 shares of our common stock issuable upon the exercise of options to be issued in connection with this offering under our 2005 Long-Term Equity Incentive Plan at an exercise price equal to the initial public offering price for our common stock in this offering; and

•	2,362,500 shares of our common stock reserved for future issuance under our 2005 Long-Term Equity Incentive Plan.

Summary Historical Financial and Operating Data

The summary historical income statement data for the fiscal years ended December 29, 2002, December 28, 2003 and December 26, 2004 and the historical balance sheet data as of December 26, 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical income statement data for the first quarters of fiscal 2004 and fiscal 2005 and the historical and as adjusted balance sheet data as of March 27, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary as adjusted balance sheet data and unaudited pro forma income (loss) per share information give effect to this offering and the application of the proceeds therefrom as described in “Use of Proceeds.” The following data should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	Fiscal Year				Fiscal First Quarter
	2002	2003	2004		2004	2005
	($ in thousands, except per share data)				(unaudited)
Income Statement Data:
Total revenues	$153,583	$167,780	$192,197		$49,906	$56,653
Depreciation and amortization	6,033	6,782	6,469		1,644	1,617
Other costs and expenses	132,376	145,508	162,400		41,255	45,402

Operating income	15,174	15,490	23,328		7,007	9,634
Interest expense, net	9,568	9,519	10,320		2,954	4,134
Accrued dividends and accretion on mandatorily redeemable senior preferred stock	—	2,243	5,071		1,194	1,188
Other income (expense)	1,044	512	(841	)(1)	71	38
Income tax expense	428	1,344	735		304	1,551

Income from continuing operations	6,222	2,896	6,361		2,930	2,799
Discontinued operations, net of income tax benefit	538	1,648	3,919		168	508

Net income	$5,684	$1,248	$2,442		$2,458	$2,291

Less dividends earned on mandatorily redeemable senior preferred stock and accretion of discount	4,777	2,135	—		—	—
Less dividends earned on junior preferred stock	5,713	4,975	5,373		1,317	1,422

Net income (loss) available to common shareholders	$(4,806)	$(5,862)	$(2,931)		$1,141	$869

Basic earnings (loss) per share: (2)
Continuing operations	$(0.36)	$(0.36)	$0.08		$0.11	$0.11
Discontinued operations	(0.05)	(0.14)	(0.33)		(0.01)	(0.04)

Basic earnings (loss) per share	$(0.41)	$(0.50)	$(0.25)		$0.10	$0.07
Diluted earnings (loss) per share: (2)
Continuing operations	$(0.36)	$(0.36)	$0.08		$0.11	$0.10
Discontinued operations	(0.05)	(0.14)	(0.33)		(0.01)	(0.04)

Diluted earnings (loss) per share	$(0.41)	$(0.50)	$(0.25)		$0.10	$0.06
Shares used in computing net income (loss) per common share: (2)
Basic	11,746,868	11,746,868	11,917,093		11,746,868	13,037,746
Diluted	11,746,868	11,746,868	11,917,093		11,746,868	14,213,459

	Fiscal Year			First Fiscal Quarter
	2002	2003	2004	2004	2005
				(unaudited)
Supplemental pro forma basic earnings (loss) per share:(3)
Continuing operations			$0.05		$0.06
Discontinued operations			(0.19)		(0.02)

Basic earnings (loss) per share			$(0.14)		$0.04

Supplemental pro forma diluted earnings (loss) per share:(3)
Continuing operations			$0.05		$0.06
Discontinued operations			(0.19)		(0.02)

Diluted earnings (loss) per share			$(0.14)		$0.04

Shares used in computing supplemental pro forma earnings (loss) per share:(3)
Basic			21,292,093		22,412,746
Diluted			21,292,093		23,588,459

	As of March 27, 2005
	Actual	As Adjusted
	(unaudited) (dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,054	$2,054
Total assets	109,807	109,807
Long-term debt	105,000	55,734
Mandatorily redeemable senior preferred stock	11,045	—
Total shareholders’ equity (deficit)	(49,222)	11,089

	Fiscal Year			Fiscal First Quarter
	2002	2003	2004	2004	2005
Other Data:	(dollars in thousands)			(unaudited)
Average company-owned unit volumes(4)	$4,257	$4,236	$4,710	$1,222	$1,394
Comparable company-owned restaurant sales growth(5)	(3.5)%	1.4%	11.6%	11.9%	11.9%

(1)	Other income (expense) in fiscal 2004 includes a $1.3 million charge related to the settlement of a labor dispute in California.
(2)	In calculating shares of our common stock outstanding, we give retroactive effect to a 20.75281-for-1 stock split that occurred on August 1, 2005.
(3)	Unaudited supplemental pro forma earnings (loss) per share also includes 9,375,000 shares to be issued in the offering, which represents the shares attributable to the amount of net proceeds that would be sufficient to redeem our mandatorily redeemable preferred stock and our junior preferred stock, with the remainder used as a reduction of long-term debt. See “Use of Proceeds.”
(4)	Average unit volumes represents average restaurant sales for restaurants in operation for not less than twelve months prior to the beginning of the period being measured.
(5)	Comparable company-owned restaurant sales growth represents the change in year-over-year or quarter-over-quarter, as applicable, sales for the comparable restaurant base. We define the comparable restaurant base to be those company-owned restaurants in operation for not less than twelve months prior to the beginning of the fiscal year including the period being measured.

RISK FACTORS

Before you invest in our common stock you should carefully consider the various risks of the investment, including those described below, together with all of the other information included in this prospectus. If any of these risks actually occur, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

The restaurant industry in general and the fine dining segment in particular are vulnerable to fluctuations in economic conditions, including volatility in levels of consumer discretionary spending.

A significant deterioration in economic conditions in any of our markets would reduce guest traffic or require us to lower our prices, either of which would reduce our total revenues and operating income. For example, our total revenues fell 4.9% and 0.1% in fiscal 2001 and fiscal 2002, respectively, which were years of declining discretionary consumer spending in the United States due in part to the September 11, 2001 attacks. Any similar changes in economic conditions would affect our ability to attract guests or price our menu items at favorable levels, which would result in significant reductions in revenue and/or operating income.

Competitive conditions, consumer tastes and unexpected operating expenses could adversely affect the profitability of restaurants that we open in new markets.

Our growth strategy includes opening restaurants in markets where we have little or no meaningful operating experience and in which our brand may not be well-known. Competitive conditions, consumer tastes and discretionary spending patterns in these new markets may differ from those in our existing markets. We may be unable to generate similar acceptance of the Ruth’s Chris Steak House brand due to these factors, which may require us to incur significant additional promotion costs in order to increase restaurant sales at these locations. Our ability to operate new restaurants profitably will depend on numerous factors, some of which are beyond our control, including, but not limited to, the following:

•	locating and securing suitable new restaurant sites on acceptable lease terms;

•	construction and development costs;

•	obtaining adequate construction financing;

•	securing governmental approvals and permits, including liquor licenses;

•	hiring, training and retaining skilled management, chefs and other personnel;

•	successfully promoting our new restaurants and competing in the markets in which our new restaurants are located; and

•	general economic conditions and conditions specific to the restaurant industry.

Any one of these factors could preclude us from operating our new restaurants successfully, which could adversely affect our growth and profitability.

Our growth may strain our infrastructure and resources, which could delay the opening of new restaurants and adversely affect our ability to manage our existing restaurants.

Following this offering, we plan to accelerate the pace of new restaurant growth. This growth will place increased demands on management resources as well as our human resources, purchasing and site management teams. Our planned growth in franchisee-owned restaurants will also require additional infrastructure for the development and maintenance of franchise relationships, as well as for the monitoring of those restaurants. In addition, if our current restaurant management systems, financial and management controls and information systems are insufficient to support this expansion, our ability to open new restaurants and to manage our existing restaurants would be adversely affected. If we fail to continue to improve our infrastructure, we may be unable to implement our growth strategy and/or maintain current levels of operating performance in our existing restaurants.

Negative publicity surrounding our restaurants or the consumption of beef generally, or shifts in consumer tastes, could reduce sales in one or more of our restaurants and make our brand less valuable.

Our success depends, in large part, upon the popularity of our menu offerings. Negative publicity resulting from poor food quality, illness, injury or other health concerns, whether related to one of our restaurants or to the beef industry in general, or operating problems related to one or more restaurants, could make our menu offerings less appealing to consumers. In addition, any other shifts in consumer preferences away from the kinds of food we offer, particularly beef, whether because of dietary or other health concerns or otherwise, would make our restaurants less appealing and adversely affect our revenues.

Negative publicity related to instances of BSE, or “mad cow” disease, or other diseases in U.S. cattle could result in reduced demand for our menu offerings.

In June 2005, the United States Department of Agriculture announced that a domestically-bred cow had tested positive for Bovine Spongiform Encephalopathy, or BSE. It is unclear what impact, if any, this announcement will have on demand for our menu offerings. Any negative publicity related to this announcement, or any future cases of BSE in U.S. cattle, or any further spread of BSE to include meat that entered or could have entered the U.S. food supply, could reduce our guests’ demand for our menu offerings and reduce sales in our restaurants. In addition, negative publicity related to other health concerns in the beef industry (including e-coli, Hepatitis A and foot and mouth disease) could also make our menu offerings less appealing and reduce demand in our restaurants.

We may not be able to compete successfully with other restaurants, which could reduce our revenues.

The restaurant industry is intensely competitive with respect to price, service, location, food quality, atmosphere and overall dining experience. Our competitors include a large and diverse group of well-recognized fine dining and upscale casual restaurant chains, including fine dining steakhouse chains as well as restaurants owned by independent local operators. Some of our competitors may have substantially greater financial, marketing and other resources than we do, and may be better established in the markets where our restaurants are or may be located. If we cannot compete effectively in one or more of our markets, we may be unable to maintain recent levels of comparable restaurant sales growth and/or may be required to close existing restaurants.

If our vendors or distributors do not deliver food and beverages to us in a timely fashion we may experience short-term supply shortages and/or increased food and beverage costs.

Our ability to maintain consistent quality throughout our company-owned restaurants depends in part upon our ability to purchase USDA Prime grade beef and other food products in accordance with our rigid specifications. During fiscal 2004, we purchased more than 85%, and during the first quarter of fiscal 2005, more than 90%, of the beef we used in our company-owned restaurants from one vendor, New City Packing Company, Inc., with which we have no long-term contractual arrangement. In addition, we currently have a long-term arrangement with a distributor, Commissary Operations, Inc., which purchases products for us from various suppliers, and through which 31 of our company-owned restaurants receive a significant portion of their food supplies. If these or other vendors or distributors cease doing business with us, we could experience short-term supply shortages in certain of our company-owned restaurants and could be required to purchase supplies at higher prices until we are able to secure an alternative supply source. Any delay we experience in replacing vendors or distributors on acceptable terms could increase our food costs or, in extreme cases, require us to temporarily remove items from the menu of one or more of our restaurants.

Increases in the prices of, or reductions in the availability of, USDA Prime grade beef could reduce our operating margins and our revenues.

We purchase large quantities of beef, particularly USDA Prime grade beef, which is subject to extreme price fluctuations due to seasonal shifts, climate conditions, industry demand and other factors. Our beef costs represented approximately 51% of our food and beverage costs during fiscal 2004 and approximately 50% of our food and beverage costs during the first quarter of fiscal 2005, and we currently do not purchase beef pursuant to any long-term contractual arrangements or use futures contracts or other financial risk management strategies to reduce our exposure to potential price fluctuations. The market for USDA Prime grade beef is particularly volatile. For example, in late 2003, increased demand, together with the impact of supply rationalization during late 2001 and 2002, resulted in shortages of USDA Prime grade beef, requiring us to pay significantly higher prices for the USDA Prime grade beef we purchased. If prices for the types of beef we use in our restaurants increase in the future and we choose not to pass, or cannot pass, these increases on to our guests, our operating margins would decrease. If certain kinds of beef become unavailable for us to purchase, our revenues would decrease as well.

Labor shortages or increases in labor costs could slow our growth or harm our business.

Our success depends in part upon our ability to continue to attract, motivate and retain employees with the qualifications to succeed in our industry and the motivation to apply our core service philosophy, including regional operational managers, restaurant general managers and chefs. If we are unable to continue to recruit and retain sufficiently qualified individuals, our business and our growth could be adversely affected. Competition for these employees could require us to pay higher wages which could result in higher labor costs. In addition, we have a substantial number of hourly employees who are paid wage rates at or based on the federal minimum wage and who rely on tips as a large portion of their income. Increases in the minimum wage or decreases in allowable tip credits would increase our labor costs. We may be unable to increase our prices in order to pass these increased labor costs on to our guests, in which case our margins would be negatively affected.

Regulations affecting the operation of our restaurants could increase our operating costs and restrict our growth.

Each of our restaurants must obtain licenses from regulatory authorities allowing it to sell liquor, beer and wine, and each restaurant must obtain a food service license from local health authorities. Each restaurant’s liquor license must be renewed annually and may be revoked at any time for cause, including violation by us or our employees of any laws and regulations relating to the minimum drinking age, advertising, wholesale purchasing and inventory control. In certain states, including states where we have a large number of restaurants or where we plan to open restaurants in the near term, the number of liquor licenses available is limited and licenses are traded at market prices. If we are unable to maintain our existing licenses, or if we choose to open a restaurant in those states, the cost of a new license could be significant. Obtaining and maintaining licenses is an important component of each of our restaurant’s operations, and the failure to obtain or maintain food and liquor licenses and other required licenses, permits and approvals would materially adversely impact our existing restaurants or our growth strategy.

We are also subject to a variety of federal and state labor laws, such as minimum wage and overtime pay requirements, unemployment tax rates, workers’ compensation rates and citizenship requirements. Government-mandated increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, or increased tax reporting and tax payment requirements for employees who receive gratuities, or a reduction in the number of states that allow tips to be credited toward minimum wage requirements could increase our labor costs and reduce our operating margins. In addition, the Federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for, disabled persons.

Our strategy to open additional company-owned and franchisee-owned restaurants subjects us to extensive government regulation, compliance with which might increase our investment costs and restrict our growth.

We are subject to the rules and regulations of the Federal Trade Commission, or FTC, and various state laws regulating the offer and sale of franchises. The FTC requires that we furnish to prospective franchisees a franchise offering circular containing prescribed information and can restrict our ability to sell franchises. A number of states also regulate the sale of franchises and require the obtaining of a permit and/or registration of the franchise offering circular with state authorities and the delivery of the franchise offering circular to prospective franchisees. Our noncompliance with those laws could result in governmental enforcement actions seeking a civil or criminal penalty, rescission of a franchise, and loss of our ability to offer and sell franchises in a state, or a private lawsuit seeking rescission, damages and legal fees, which could have a material adverse effect on our business.

Our development and construction of additional restaurants must comply with applicable zoning, land use and environmental regulations. More stringent and varied requirements of local government bodies with respect to zoning, land use and environmental factors could delay construction of new restaurants and add to their cost in the future which could adversely affect our future operating results. In addition, difficulties or failure in obtaining the required licenses and approvals could delay, or result in our decision to cancel, the opening of new restaurants.

Our franchisees could take actions that harm our reputation and reduce our royalty revenues.

We do not exercise control over the day-to-day operations of our franchisee-owned restaurants. While we attempt to ensure that franchisee-owned restaurants maintain the same high operating standards that we demand of our company-owned restaurants, one or more of these restaurants may fail to maintain these standards. Any operational shortcomings of our franchisee-owned restaurants are likely to be attributed to our systemwide operations and could adversely affect our reputation and damage our brand as well as have a direct negative impact on the royalty income we receive from those restaurants.

You should not rely on past increases in our average unit volumes or our comparable restaurant sales as an indication of future operating results, because they may fluctuate significantly.

A number of factors historically have affected, and are likely to continue to affect, our average unit volumes and/or comparable restaurant sales, including, among other factors:

•	our ability to execute our business strategy effectively;

•	initial sales performance by new restaurants;

•	levels of competition in one or more of our markets;

•	consumer trends impacting levels of beef consumption; and

•	general economic conditions.

Our average unit volumes and comparable restaurant sales may not increase at rates achieved over recent periods. Changes in our average unit volumes and comparable restaurant sales could cause the price of our common stock to fluctuate substantially.

Our failure to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of the Ruth’s Chris brand.

We own certain common law trademark rights and a number of federal and international trademark and service mark registrations, most importantly the Ruth’s Chris Steak House name and logo, and proprietary rights relating to certain of our menu offerings. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. Protective actions we take with respect to these rights may fail to prevent unauthorized usage or imitation by others, which could harm our reputation, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal expenses.

Contracts with certain of our franchisees limit our ability to grow the Ruth’s Chris brand in attractive markets.

We have granted exclusive development rights for some of the United States’ largest markets, including Chicago, Atlanta, Philadelphia and Detroit, to franchisees. The terms of our agreements with these franchisees prevent us from opening company-owned restaurants in these markets. While we are currently working with these franchisees in order to create additional opportunities for growth, we may be unable to open additional company-owned or franchisee-owned restaurants in these markets. Our failure to grow within these large markets could harm our long-term competitive position in these markets and/or prevent us from sustaining our growth. In addition, our failure to grow the Ruth’s Chris brand in these markets by opening additional restaurants could limit the visibility of our brand in these large markets, resulting in lower guest traffic in existing restaurants in these markets.

Litigation concerning food quality, health and other issues could require us to incur additional liabilities and/or cause guests to avoid our restaurants.

Occasionally, our guests file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to our restaurants. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims, claims from franchisees and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. In addition, we could become subject to class action lawsuits related to these matters in the future. For example, we recently settled a class-action claim based on violation of wage and hour laws in California. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests. In addition, we are subject to “dram shop” statutes. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under dram shop statutes. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment significantly in excess of our insurance coverage for any claims would materially adversely affect our financial condition and results of operations. Adverse publicity resulting from these claims may negatively impact revenues at one or more of our restaurants.

Continued expansion in the upscale steakhouse segment of the restaurant industry could prevent us from realizing anticipated benefits from new restaurant growth or continued growth in comparable restaurant sales.

Our competitors have opened many upscale steakhouses in recent years, and a key element of our strategy is to accelerate our opening of new company-owned and franchisee-owned restaurants in both new and existing markets. If we overestimate demand for Ruth’s Chris Steak House restaurants or underestimate the popularity of our competitors’ restaurants in these markets, we may be unable to realize anticipated revenues from these new restaurants. Similarly, if one or more of our competitors open new restaurants in any of these new markets, or in markets where we already have an established presence, sales in our restaurants may be lower than we expect. Any unanticipated slowdown in demand in any of our restaurants due to this industry growth could reduce our average unit volumes and comparable restaurant sales, as well as our franchisee royalty revenues, which could cause the price of our common stock to fluctuate substantially.

The terms of our new senior credit agreement may restrict our ability to operate our business and to pursue our business strategies.

Our new senior credit agreement contains, and any agreements governing future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us. Our new senior credit agreement limits our ability, among other things, to:

•	pay dividends or purchase stock and other restricted payments to shareholders;

•	borrow money or issue guarantees;

•	make investments;

•	use assets as security in other transactions;

•	sell assets or merge with or into other companies;

•	enter into transactions with affiliates;

•	sell stock in our subsidiaries; and

•	create or permit restrictions on our subsidiaries’ ability to make payments to us.

Our ability to engage in these types of transactions is limited even if we believe that a specific transaction would contribute to our future growth or improve our operating results. Our new senior credit agreement also requires us to achieve specified financial and operating results and maintain compliance with certain financial ratios. Our ability to comply with these ratios may be affected by events outside of our control. Any non-compliance would result in a default under our senior credit agreement and could result in our lenders declaring our senior debt immediately due and payable, which would have a material adverse effect on our ability to operate as a going concern.

Our senior management team has a limited history of working together and its failure to successfully manage our growing operations may reduce our net income.

Our future success depends on the ability of our senior management team, many of whom have been with Ruth’s Chris for less than 18 months, to work together and successfully implement our growth strategy while maintaining the strength of our brand. If our senior management team fails to work together successfully, or if one or more of our senior managers is unable to effectively implement our business strategy, we may be unable to grow our business at the speed or in the manner in which we expect.

Risks Relating to this Offering

The price of our common stock may be volatile and you may not be able to sell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. An active and liquid trading market for our common stock may not develop or be sustained following this offering. We will establish the initial public offering price through negotiations with the representatives of the underwriters. You should not view the initial public offering price as any indication of the price that will prevail in the trading market. In addition, there has been significant volatility in the market price and trading volume of securities of companies operating in the restaurant industry, which has often been unrelated to operating performance of particular companies. As a result, you may not be able to resell your shares at or above the initial public offering price.

The market price of our common stock may be influenced by many factors, some of which are beyond our control, including those described above under “Risks Related to Our Business,” and the following:

•	actual or anticipated fluctuations in our or our competitors’ operating results;

•	seasonal fluctuations in operating results;

•	announcements by us or our competitors of new locations or menu items, capacity changes, significant contracts, acquisitions or strategic investments;

•	our and our competitors’ growth rates;

•	the financial market and general economic conditions;

•	changes in stock market analyst recommendations regarding us, our competitors or the restaurant industry generally, or lack of analyst coverage of our common stock;

•	sales of our common stock by our executive officers, directors and significant stockholders or sales of substantial amounts of common stock; and

•	changes in accounting principles.

In the past, following periods of volatility in the market price of a particular company’s securities, litigation has often been brought against that company. If litigation of this type is brought against us, it could be extremely expensive and would divert management’s attention and the company’s resources.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

If you purchase shares in this offering, the value of your shares based on our actual book value will immediately be less than the price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our common stock. Based upon the issuance and sale of 9,375,000 million shares of our common stock by us at an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, if you purchase shares in this offering, you will incur immediate dilution of $16.75 in the net tangible book value per share. Investors will incur additional dilution upon the exercise of outstanding stock options and outstanding warrants. In addition, if we raise funds by issuing additional securities, the newly issued shares will further dilute your percentage ownership of our company.

Approximately 33.9% of our voting power will be controlled by one principal stockholder whose interests may conflict with those of our other stockholders.

Upon completion of this offering, affiliates of Madison Dearborn will hold approximately 33.9% of our voting power, or 25.2% of our voting power if the underwriters’ over-allotment option is exercised in full. As a result of this ownership, as well as the fact that a representative of Madison Dearborn is expected to continue to serve as chairman of our board of directors following the offering, Madison Dearborn will have significant influence in the consideration of all matters requiring the approval of our stockholders and/or our board of directors. These matters include the election of directors, the adoption of amendments to our amended and restated certificate of incorporation and by-laws and approval of mergers or sales of substantially all of our assets. This influence may also have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. So long as affiliates of Madison Dearborn continue to own a significant amount of the outstanding shares of our common stock and a representative of Madison Dearborn continues to serve on our board of directors, they will continue to be able to influence our decisions and may pursue corporate actions that conflict with the interests of our other stockholders. Our amended and restated certificate of incorporation also provides that affiliates of Madison Dearborn and their representatives are not required to offer any corporate opportunity of which they become aware to us and therefore they could take any such opportunity for themselves or offer it to other companies in which they have an investment.

We do not currently intend to pay dividends on our common stock, and as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

Since our acquisition by affiliates of Madison Dearborn in 1999, we have not declared or paid any cash dividends on our common stock and we do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. In addition, our new senior credit facilities and our Junior Preferred Stock limit our ability to declare and pay cash dividends on our common stock. For more information, see “Dividend Policy and Restrictions.” As a result, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock after this offering may never exceed the price that you pay for our common stock in this offering.

Shares eligible for future sale may cause the market price of our common stock to decline, even if our business is doing well.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have 22,412,746 shares of common stock outstanding, whether or not the underwriters exercise their over-allotment option. Of these shares, the 13,000,000 shares of common stock sold in this offering will be freely tradable, without restriction, in the public market. The remaining 9,412,746 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act, which will be freely tradeable subject to applicable holding period, volume and other limitations under Rule 144. Upon completion of this offering, all of these restricted securities will be subject to lock-up agreements with the underwriters, restricting the sale of such shares for 180 days after the date of this prospectus. These lock-up agreements are subject to a number of exceptions and holders may be released from these agreements without prior notice at the discretion of Banc of America Securities LLC. See “Shares Eligible for Future Sale.” Some of our stockholders are entitled, subject to limited exceptions, to demand registration rights with respect to the registration of shares under the Securities Act. By exercising their registration rights, and selling a large number of shares, these holders could cause the price of our common stock to decline. An estimated 6.9 million shares of common stock will be entitled to registration rights upon completion of this offering.

Our amended and restated certificate of incorporation, our by-laws and Delaware law contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation and our by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. Such provisions in our amended and restated certificate of incorporation and by-laws include:

•	limitations on the ability of stockholders to amend our charter documents, including stockholder supermajority voting requirements;

•	the inability of stockholders to act by written consent or to call special meetings after such time as the existing stockholders own less than a majority of our common stock;

•	advance notice requirements for nominations for election to the board of directors and for stockholder proposals; and

•	the authority of our board of directors to issue, without stockholder approval, up to 10,000,000 shares of preferred stock with such terms as the board of directors may determine and to issue additional shares of our common stock.

We are also afforded the protections of Section 203 of the DGCL, which prevents us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval is obtained. See “Description of Capital Stock.”

Requirements associated with being a public company will increase our costs significantly, as well as divert significant company resources and management attention.

Prior to this offering, we have not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the other rules and regulations of the SEC or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, the expenses that will be required in order to adequately prepare for being a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business. In addition, the changes we make may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus may contain “forward-looking statements” that reflect, when made, our expectations or beliefs concerning future events that involve risks and uncertainties. All statements other than statements of historical facts included in this prospectus, including, without limitation, some of the statements under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” are forward-looking statements. Forward-looking statements may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” or other similar words and phrases. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Forward-looking statements and our plans and expectations are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, and our business in general is subject to risks that could affect the value of our securities, including the factors discussed under “Risk Factors.” These factors include, among other things, the following:

•	economic conditions and trends generally;

•	changes in consumer preferences or discretionary spending;

•	the effect of competition in the restaurant industry;

•	our ability to achieve market acceptance, particularly in new markets;

•	our ability to achieve and manage our planned expansion;

•	our ability to execute our business strategy effectively;

•	health concerns about beef or other food products;

•	reductions in the availability of, or increases in the cost of, USDA Prime grade beef and other food items;

•	labor shortages or increases in labor costs;

•	the impact of federal, state or local government regulations relating to our employees, the sale or preparation of food, the sale of alcoholic beverages and the opening of new restaurants;

•	harmful actions taken by our franchisees;

•	our ability to protect our name and logo and other proprietary information;

•	the impact of adverse weather conditions;

•	the impact of litigation; and

•	the loss of key management personnel.

The forward-looking statements made in this prospectus are related only to events as of the date on which the statements are made. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, even if new information becomes available in the future.

MARKET DATA AND FORECASTS

Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, including the National Restaurant Association, Technomic, Inc. and the Economist Intelligence Unit, as well as management estimates. Management estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. None of the independent industry publications used in this prospectus was prepared on our or our affiliates’ behalf and none of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), we will receive from this offering net proceeds of approximately $136.9 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the selling stockholders’ sale of 3,625,000 shares of common stock in the offering, nor will we receive any proceeds from the sale of shares by affiliates of Madison Dearborn pursuant to the option they have granted the underwriters to purchase from them up to 1,950,000 shares of common stock to cover over-allotments, if any. We intend to use the net proceeds from this offering as follows:

•	approximately $11.7 million will be used to redeem our Senior Preferred Stock, all of which is currently held by Wachovia Investors, Inc., an affiliate of Wachovia Capital Markets, LLC, one of the underwriters in this offering;

•	approximately $75.9 million will be used to redeem or repurchase our Junior Preferred Stock, approximately 88.2% of which is currently held by affiliates of Madison Dearborn;

•	approximately $49.3 million will be used to repay a portion of the outstanding indebtedness under our new senior credit facilities.

An affiliate of Banc of America Securities LLC, one of the underwriters in this offering, is a lender under our new senior credit facilities and therefore will receive a portion of the proceeds of this offering. We entered into our new senior credit facilities on March 11, 2005, and used the net proceeds of the borrowings thereunder to prepay and retire borrowings under our previous credit facility, to redeem our 13% senior subordinated notes due 2006, to repurchase shares of and pay accrued dividends on the Senior Preferred Stock in an aggregate amount of approximately $30.0 million, and to pay related fees and expenses. As of March 27, 2005, term loan borrowings under our new senior credit facilities bore interest at 6.0% per year. The maturity date of term loan borrowings under our new senior credit facilities is March 11, 2011. As of March 27, 2005, there were no borrowings outstanding under our revolving credit facility and we had approximately $13.7 million of borrowings available under that facility, net of outstanding letters of credit of approximately $1.3 million. Commitments under our revolving credit facility terminate on March 11, 2010.

DIVIDEND POLICY AND RESTRICTIONS

We currently expect to retain all of our future earnings to finance the growth of our business. Since our acquisition by affiliates of Madison Dearborn in 1999 we have not paid, and we have no current plans to pay in the future, cash dividends to holders of our common stock. The payment of dividends is within the discretion of our board of directors and will depend on our earnings, capital requirements and operating and financial condition, among other factors. In addition, our new senior credit facilities limit our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our consolidated capitalization as of March 27, 2005 on an actual basis and on an as adjusted basis to give effect to this offering and the application of net proceeds therefrom, as described in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus. This table gives effect to the completion of the Recapitalization completed on August 1, 2005 and the exercise of all outstanding warrants and the conversion into common stock of all shares of Class B Common Stock issued upon exercise of warrants.

	As of March 27, 2005
	Actual	As Adjusted
	(dollars in millions)
Cash and cash equivalents	$2.1	$2.1

Long-term debt, including current portion:
New senior credit facilities:(1)
Revolving credit facility	—	—
Term loan	105.0	55.7
Mandatorily redeemable senior preferred stock	11.0	—

Total long-term debt, including current maturities	116.0	55.7

Shareholders’ equity (deficit):

Junior Preferred Stock, par value $0.01 per share, 92,000 shares authorized, 73,959 shares issued and outstanding, actual; 0 shares authorized, issued and outstanding, as adjusted	73.9	—
Common stock, par value $0.01 per share, 1,000,000 shares authorized, 11,543,889 shares issued and outstanding, actual; 100,000,000 shares authorized, 22,412,746 shares issued and outstanding, as adjusted	—	0.2
Additional paid-in capital	5.7	142.4
Accumulated deficit	(128.8)	(131.5)

Total shareholders’ equity (deficit)	(49.2)	11.1

Total capitalization	$66.8	$66.8

(1)	Our new senior credit facilities provide for a $105.0 million term loan and a $15.0 million revolving credit facility. As of March 27, 2005, we had approximately $13.7 million of borrowings available under our revolving credit facility, net of outstanding letters of credit of approximately $1.3 million.

The number of shares of common stock to be outstanding after this offering is based on 13,037,746 shares outstanding as of March 27, 2005, which includes the 11,543,899 shares currently outstanding plus 1,493,857 shares to be issued upon the exercise of outstanding warrants, and which gives effect to the 20.75281-for-1 stock split that occurred on August 1, 2005. This number excludes, as of March 27, 2005:

•	1,212,221 shares of our common stock issuable upon the exercise of outstanding stock options at an exercise price of approximately $0.48 per share;

•	350,000 shares of our common stock issuable upon the exercise of options to be issued in connection with this offering under our 2005 Long-Term Equity Incentive Plan at an exercise price equal to the initial public offering price for our common stock in this offering; and

•	2,362,500 shares of our common stock reserved for future issuance under our 2005 Long-Term Equity Incentive Plan.

DILUTION

Dilution represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share as of March 27, 2005 represented the amount of our total tangible assets less the amount of our total liabilities, divided by the sum of the number of shares of common stock outstanding at March 27, 2005 and 1,493,857 shares that are issuable upon exercise of outstanding warrants and that will be sold in this offering. Our net tangible book value (deficit) as of March 27, 2005 based on 13,037,746 shares of our common stock outstanding was $(79.8) million, or $(6.12) per share of common stock.

After giving effect to the sale of the 9,375,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover of this prospectus, our pro forma net tangible book value (deficit) as of March 27, 2005 would have been approximately $(16.8) million, or $(0.75) per share of common stock. This represents an immediate increase in net tangible book value to our existing stockholders of $5.37 per share and an immediate dilution to new investors in this offering of $16.75 per share. The following table illustrates this per share dilution in net tangible book value to new investors:

Assumed initial public offering price per share		$16.00
Net tangible book value (deficit) per share as of March 27, 2005	$(6.12)
Increase in net tangible book value per share attributable to new investors	5.37

Pro forma net tangible book value (deficit) per share after this offering		(0.75)

Dilution per share to new investors		$16.75

The following table summarizes, as of March 27, 2005 on a pro forma basis, the total number of shares of common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering before deducting estimated underwriting discounts and commissions and our estimated offering expenses. The calculation below is based on an assumed initial offering price of $16.00 per share before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	13,037,746	58.2%	$5,017,751	3.2%	$0.38
New investors	9,375,000	41.8	150,000,000	96.8	16.00

Total	22,412,746	100.0%	$155,017,751	100.0%

The foregoing discussion and tables do not include:

•	1,212,221 shares of our common stock issuable upon the exercise of outstanding stock options at an exercise price of approximately $0.48 per share;

•	350,000 shares of our common stock issuable upon the exercise of options to be issued in connection with this offering under our 2005 Long-Term Equity Incentive Plan at an exercise price equal to the initial public offering price for our common stock in this offering; and

•	2,362,500 shares of our common stock reserved for future issuance under our 2005 Long-Term Equity Incentive Plan.

To the extent that all outstanding options (excluding options we intend to issue in connection with this offering at an exercise price equal to the initial public offering price) are exercised, your investment will be further diluted by an additional $0.06 per share. In that event, the total number of shares of common stock purchased from us by our existing stockholders would be 14,249,967, the aggregate cash consideration paid to us by our existing stockholders would be $5,601,887 and the average price per share paid by existing stockholders would be approximately $0.39 per share. In addition, you will incur additional dilution if we grant more options in the future with exercise prices below the initial public offering price.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own approximately 33.3% and our new investors would own approximately 66.7% of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data as of and for the periods indicated. We derived the consolidated income statement data for fiscal years 2002, 2003 and 2004 and the consolidated balance sheet data as of the last day of fiscal years 2003 and 2004 from our audited consolidated financial statements for such periods and dates, which appear elsewhere in this prospectus. We derived the consolidated income statement data for fiscal years 2000 and 2001 and the consolidated balance sheet data as of the last day of fiscal years 2000, 2001 and 2002 from our audited financial statements for such periods and dates, which do not appear in this prospectus, as adjusted to conform to the presentation of the audited financial statements included in this prospectus. Our financial statements for fiscal years 2000, 2001, 2002, 2003 and 2004 have been audited and reported upon by KPMG LLP, an independent registered public accounting firm. We derived the consolidated income statement data for the first quarters of fiscal 2004 and 2005 and the consolidated balance sheet data as of March 27, 2005 from our unaudited consolidated financial statements for such periods and date which appear elsewhere in this prospectus, and in the opinion of management, such financial data contains all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the consolidated financial data. Our historical results are not necessarily indicative of the operating results that may be expected in the future. All of the fiscal years set forth in this table consisted of 52 weeks, except for fiscal 2000, which consisted of 53 weeks. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes thereto included elsewhere herein.

	Fiscal Year					Fiscal First Quarter
	2000	2001	2002	2003	2004	2004	2005
	(dollars in thousands)					(unaudited)
Income Statement Data:
Revenues:
Restaurant sales	$152,755	$145,190	$144,963	$158,578	$182,280	$47,348	$53,889
Franchise income	8,870	8,554	8,369	8,829	9,500	2,480	2,647
Other operating income	—	—	251	373	417	78	117

Total revenues	161,625	153,744	153,583	167,780	192,197	49,906	56,653

Costs and expenses:
Food and beverage costs	52,042	49,187	46,710	55,612	61,412	16,736	16,497
Restaurant operating expenses	64,249	63,894	67,157	74,129	82,956	20,696	23,314
Marketing and advertising	6,307	6,217	6,609	6,478	6,730	1,672	2,353
General and administrative	11,545	11,346	9,847	8,792	10,938	2,151	3,129
Depreciation and amortization	6,667	7,193	6,033	6,782	6,469	1,644	1,617
Pre-opening costs	1,165	914	2,053	497	364	—	109

Operating income	19,650	14,993	15,174	15,490	23,328	7,007	9,634

Other income (expense):
Interest income	382	338	189	68	—	1	—
Interest expense	(13,678)	(11,591)	(9,757)	(9,587)	(10,320)	(2,955)	(4,134)
Accrued dividends and accretion on mandatorily redeemable senior preferred stock	—	—	—	(2,243)	(5,071)	(1,194)	(1,188)
Other	11	498	1,044	512	(841)	71	38

Income from continuing operations before income tax expense	6,365	4,238	6,650	4,240	7,096	2,930	4,350
Income tax expense	2,298	1,416	428	1,344	735	304	1,551

Income from continuing operations	4,067	2,822	6,222	2,896	6,361	2,626	2,799
Discontinued operations, net of income tax benefit	502	249	538	1,648	3,919	168	508

Net income	$3,565	$2,573	$5,684	$1,248	$2,442	$2,458	$2,291

	Fiscal Year					Fiscal First Quarter
	2000	2001	2002	2003	2004	2004	2005
	($ in thousands, except per share data)					(unaudited)
Less dividends earned on mandatorily redeemable senior preferred stock and accretion of discount	$2,165	$3,316	$4,777	$2,135	$—	$—	$—
Less dividends earned on junior preferred stock	2,822	4,183	5,713	4,975	5,373	1,317	1,422

Net income (loss) available to common shareholders	$(1,422)	$(4,926)	$(4,806)	$(5,862)	$(2,931)	$1,141	$869

Basic earnings (loss) per share:
Continuing operations	$(0.08)	$(0.40)	$(0.36)	$(0.36)	$0.08	$0.11	$0.11
Discontinued operations	(0.04)	(0.02)	(0.05)	(0.14)	(0.33)	(0.01)	(0.04)

Basic earnings (loss) per share	$(0.12)	$(0.42)	$(0.41)	$(0.50)	$(0.25)	$0.10	$0.07
Diluted earnings (loss) per share:
Continuing operations	$(0.08)	$(0.40)	$(0.36)	$(0.36)	$0.08	$0.11	$0.10
Discontinued operations	(0.04)	(0.02)	(0.05)	(0.14)	(0.33)	(0.01)	(0.04)

Diluted earnings (loss) per share	$(0.12)	$(0.42)	$(0.41)	$(0.50)	$(0.25)	$0.10	$0.06
Shares used in computing earnings (loss) per common share:
Basic	11,746,868	11,746,868	11,746,868	11,746,868	11,917,093	11,746,868	13,037,746
Diluted	11,746,868	11,746,868	11,746,868	11,746,868	11,917,093	11,746,868	14,213,459
Supplemental pro forma basic earnings (loss) per share
Continuing operations					$0.05		$0.06
Discontinued operations					(0.19)		(0.02)

Basic earnings (loss) per share					$(0.14)		$0.04
Supplemental pro forma diluted earnings (loss) per share
Continuing operations					$0.05		$0.06
Discontinued operations					(0.19)		(0.02)

Diluted earnings (loss) per share					$(0.14)		$0.04
Shares used in computing supplemental pro forma earnings (loss) per share
Basic					21,292,093		22,412,746
Diluted					21,292,093		23,588,459

Balance Sheet Data (at end of period):
Cash and cash equivalents	$7,525	$3,762	$5,520	$5,130	$3,906		$2,054
Total assets	109,515	106,922	118,029	117,554	113,482		109,807
Total long-term debt including current portion	112,332	105,434	104,747	97,373	80,931		105,000
Mandatorily redeemable senior preferred stock	21,996	25,312	30,090	34,786	39,857		11,045
Total shareholders’ deficit	(53,235)	(53,978)	(53,071)	(53,958)	(51,513)		(49,222)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We believe that we are the largest upscale steakhouse company in the United States, based on total company- and franchisee-owned restaurants as published by Nation’s Restaurant News in a July 2004 survey. Our menu features a broad selection of high-quality USDA Prime grade steaks and other premium offerings served in Ruth’s Chris’ signature fashion—“sizzling” and topped with seasoned butter—complemented by other traditional menu items inspired by our New Orleans heritage. Our restaurants reflect our 40-year commitment to the core values instilled by our founder, Ruth Fertel, of caring for our guests by delivering the highest quality food, beverages and service in a warm and inviting atmosphere. We believe that Ruth’s Chris is currently one of the strongest brands in fine dining.

We cater to families and special occasion diners, in addition to the business clientele traditionally served by upscale steakhouses, by providing a dining experience designed to appeal to a wide range of guests. We believe our focus on creating this broad appeal provides us with opportunities to expand into a wide range of markets, including many markets not traditionally served by upscale steakhouses.

We offer USDA Prime grade steaks that are aged and prepared to exacting company standards and cooked in 1800-degree broilers. We also offer veal, lamb, poultry and seafood dishes, and a broad selection of appetizers, including New Orleans-style barbequed shrimp, mushrooms stuffed with crabmeat, shrimp remoulade, Louisiana seafood gumbo, onion soup au gratin and six to eight salad variations. We complement our distinctive food offerings with an award-winning wine list, typically featuring bottles priced at between $28 to $700 and many selections offered by the glass.

There currently are 88 Ruth’s Chris restaurants, of which 39 are company-owned and 49 are franchisee-owned, including ten international franchisee-owned restaurants in Mexico, Hong Kong, Taiwan and Canada. In fiscal 2004, we had total revenues of $192.2 million and operating income of $23.3 million, representing increases from fiscal 2003 of 14.6% and 50.6%, respectively. In the first quarter of fiscal 2005, we had total revenues of $56.7 million and operating income of $9.6 million, representing increases from the first quarter of fiscal 2004 of 13.5% and 37.1%, respectively.

Positioned for Growth

In recent years, we slowed our development of new restaurants and focused our efforts on ensuring that we were adhering to our core culture as inspired by Ruth Fertel. We have improved financial performance through a variety of operating initiatives and we believe we are now well positioned to open new restaurants. We currently expect to open five to six company-owned restaurants in each of the next several years. In addition, we expect new and existing franchisees to open three to four Ruth’s Chris restaurants in 2005, two of which have already been opened, and approximately five to six Ruth’s Chris restaurants in each of the next several years.

Key Financial Terms and Metrics

We evaluate our business using a variety of key financial measures:

Restaurant Sales. Restaurant sales consist of food and beverage sales by company-owned restaurants. Restaurant sales are primarily influenced by total operating weeks in the relevant period and comparable restaurant sales growth. Total operating weeks is the total number of company-owned restaurants multiplied by the number of weeks each is in operation during the relevant period. Total operating weeks is impacted by restaurant openings and closings, as well as changes in the number of weeks included in the relevant period. Comparable restaurant sales growth reflects the change in year-over-year or quarter-over-quarter, as applicable, sales for the comparable restaurant base. We define the comparable restaurant base to be those company-owned restaurants in operation for not less than twelve months prior to the beginning of the fiscal year including the period being measured. Comparable restaurant sales growth is primarily influenced by the number of entrées sold and the average guest check. The number of entrees sold is influenced by the popularity of our menu items, our guest mix and our ability to deliver a high quality dining experience. Average guest check, a measure of total restaurant sales divided by the number of entrées, is driven by menu mix and pricing.

Franchise Income. Franchise income includes (1) franchise and development option fees charged to franchisees and (2) royalty income. Franchise royalties consist of 5.0% of adjusted gross sales from each franchisee-owned restaurant. We evaluate the performance of our franchisees by measuring franchisee-owned restaurant operating weeks, which is impacted by franchisee-owned restaurant openings and closings, and comparable franchisee-owned restaurant sales growth, which together with operating weeks, drives our royalty income.

Food and Beverage Costs. Food and beverage costs include all restaurant-level food and beverage costs of company-owned restaurants. We measure food and beverage costs by tracking cost of sales as a percentage of restaurant sales and cost per entrée. Food and beverage costs are generally influenced by the cost of food and beverage items, distribution costs and menu mix. We expect our distribution costs to decrease from historical levels as a result of a new agreement we recently entered into with a foodservice distributor under which it acts as the primary distributor to most of our company-owned restaurants.

Restaurant Operating Expenses. We measure restaurant operating expenses for company-owned restaurants as a percentage of restaurant sales. Restaurant operating expenses include the following:

•	Labor costs, consisting of restaurant management salaries, hourly staff payroll and other payroll-related items, including taxes and fringe benefits. We measure our labor cost efficiency by tracking hourly and total labor costs as a percentage of restaurant sales;

•	Operating costs, consisting of maintenance, utilities, bank and credit card charges, and any other restaurant-level expenses; and

•	Occupancy costs, consisting of both fixed and variable portions of rent, common area maintenance charges, insurance premiums and real property taxes.

Marketing and Advertising. Marketing and advertising includes all media, production and related costs for both local restaurant advertising and national marketing. We measure the efficiency of our marketing and advertising expenditures by tracking these costs as a percentage of total revenues. We have historically spent approximately 4.0% of total revenues on marketing and advertising and expect to maintain this level in the near term. All franchise agreements executed based on our new form of franchise agreement will include a 1.0% advertising fee in addition to the 5.0% royalty fee. This designated advertising fee will be spent on national advertising and will be recorded as a liability against which specified advertising and marketing costs will be charged.

General and Administrative. General and administrative costs include costs relating to all corporate and administrative functions that support development and restaurant operations and provide an infrastructure to support future company and franchisee growth. General and administrative costs are comprised of management, supervisory and staff salaries and employee benefits, travel, information systems, training, corporate rent, professional and consulting fees, technology and market research. We measure our general and administrative expense efficiency by tracking these costs as a percentage of total revenues. These expenses are expected to increase as a result of costs associated with being a public company as well as costs related to our anticipated growth, including substantial training costs and significant investments in infrastructure. As we are able to leverage these investments made in our people and systems, we expect these expenses to decrease as a percentage of total revenues over time.

Depreciation and Amortization. Depreciation and amortization includes depreciation of fixed assets. Consistent with recent SEC guidance, we depreciate capitalized leasehold improvements over the shorter of the total expected lease term or their estimated useful life. As we accelerate our restaurant openings, depreciation and amortization is expected to increase as a result of our increased capital expenditures.

Pre-Opening Costs. Pre-opening costs consist of costs incurred prior to opening a company-owned restaurant, which are comprised principally of manager salaries and relocation costs, employee payroll and related training costs for new employees, including practice and rehearsal of service activities as well as lease costs incurred prior to opening. We have not opened a significant number of company-owned restaurants during the historical periods discussed and, therefore, pre-opening costs have not had a material impact on our operating results during any of the historical periods presented. We expect these costs to increase as we accelerate our company-owned restaurant openings, which may have a material impact on our operating results in future periods. We currently budget approximately $0.4 million of pre-opening costs per company-owned restaurant opening.

Results of Operations

The table below sets forth certain operating data expressed as a percentage of total revenues for the periods indicated. Our historical results are not necessarily indicative of the operating results that may be expected in the future.

	Fiscal Year			Fiscal First Quarter
	2002	2003	2004	2004	2005
Revenues:
Restaurant sales	94.4%	94.5%	94.8%	94.8%	95.1%
Franchise income	5.4%	5.3%	5.0%	5.0%	4.7%
Other operating income	0.2%	0.2%	0.2%	0.2%	0.2%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Costs and expenses:
Food and beverage costs	30.4%	33.1%	31.9%	33.5%	29.1%
Restaurant operating expenses	43.7%	44.2%	43.2%	41.5%	41.2%
Marketing and advertising	4.3%	3.9%	3.5%	3.3%	4.2%
General and administrative	6.4%	5.2%	5.7%	4.3%	5.5%
Depreciation and amortization	3.9%	4.1%	3.4%	3.3%	2.9%
Pre-opening costs	1.4%	0.3%	0.2%	0.0%	0.1%

Operating income	9.9%	9.2%	12.1%	14.1%	17.0%

Other income (expense):
Interest expense, net of interest income	(6.2)%	(5.7)%	(5.4)%	(5.9)%	(7.3)%
Accrued dividends and accretion on mandatorily redeemable senior preferred stock	0.0%	(1.3)%	(2.6)%	(2.4)%	(2.1)%
Other	0.7%	0.3%	(0.4)%	0.0%	0.0%

Income from continuing operations before income tax expense	4.4%	2.5%	3.7%	5.8%	7.7%

Income tax expense	0.3%	0.8%	0.4%	0.6%	2.7%

Income from continuing operations	4.1%	1.7%	3.3%	5.2%	5.0%

Discontinued operations, net of income tax benefit	0.4%	1.0%	2.0%	0.3%	0.9%

Net income	3.7%	0.7%	1.3%	4.9%	4.1%

First Quarter of Fiscal 2005 (13 Weeks) Compared to First Quarter of Fiscal 2004 (13 Weeks)

Restaurant Sales. Restaurant sales increased $6.6 million, or 14.0%, to $53.9 million in the first quarter of fiscal 2005 from $47.3 million in the first quarter of fiscal 2004. The increase in restaurant sales was due primarily to a $5.7 million increase in sales from restaurants open throughout both periods, representing comparable company-owned restaurant sales growth of 11.9%, together with $0.9 million attributable to one restaurant acquired in April 2004. Approximately half of this increase in comparable company-owned restaurant sales was attributable to increased entrée volume driven by improvements in table utilization and management and additional marketing, with the other half caused by increased per entrée spending, particularly caused by increased wine and beverage spending.

Franchise Income. Franchise income increased $0.1 million, or 4.0%, to $2.6 million in the first quarter of fiscal 2005 from $2.5 million in the first quarter of fiscal 2004. The increase in franchise income was due to a $1.9 million increase in franchisee-owned restaurant sales from those franchisee-owned restaurants open throughout both periods, representing a comparable franchisee-owned restaurant sales growth of 4.0%, as well as $0.6 million from two relocated franchise restaurants. This increase was partially offset by our acquisition of one franchisee-owned restaurant and the closing by the same franchisee of another franchisee-owned restaurant in April 2004.

Food and Beverage Costs. Food and beverage costs decreased $0.2 million, or 1.2%, to $16.5 million in the first quarter of fiscal 2005 from $16.7 million in the first quarter of fiscal 2004. As a percentage of restaurant sales, food and beverage costs decreased to 30.6% in the first quarter of fiscal 2005 from 35.3% in the first quarter of fiscal 2004. This decrease in food and beverage costs as a percentage of restaurant sales was primarily due to lower meat costs.

Restaurant Operating Expenses. Restaurant operating expenses increased $2.6 million, or 12.6%, to $23.3 million in the first quarter of fiscal 2005 from $20.7 million in the first quarter of fiscal 2004. The increase was primarily due to higher restaurant sales in the first quarter of fiscal 2005. Several of the operating expenses included in this category are either fixed or semi-variable. As a result, restaurant operating expenses as a percentage of restaurant sales decreased to 43.3% in the first quarter of fiscal 2005 from 43.7% in the first quarter of fiscal 2004, primarily due to the impact of increased restaurant sales.

Marketing and Advertising. Marketing and advertising expenses increased $0.7 million, or 41.2%, to $2.4 million in the first quarter of fiscal 2005 from $1.7 million in the first quarter of fiscal 2004. Marketing and advertising expenses as a percentage of total revenues increased to 4.2% in the first quarter of fiscal 2005 from 3.3% in the first quarter of fiscal 2004. This increase was due primarily to increased national cable television advertising and expenses relating to the redesign of our internet site.

General and Administrative. General and administrative costs increased $0.9 million, or 40.9%, to $3.1 million in the first quarter of fiscal 2005 from $2.2 million in the first quarter of fiscal 2004. General and administrative costs as a percentage of total revenues increased to 5.5% in the first quarter of fiscal 2005 from 4.3% in the first quarter of fiscal 2004. This increase was primarily due to the recruitment and hiring of a new President and Chief Executive Officer as well as several other key management personnel in the areas of human resources, construction, franchise relations and marketing in fiscal 2004.

Depreciation and Amortization. Depreciation and amortization expense remained constant in the first quarter of fiscal 2005 from the first quarter of fiscal 2004 at $1.6 million. This stability was due primarily to the fact that levels of new investment in furniture and equipment were similar to levels of previously purchased furniture and equipment becoming fully depreciated, as well as the fact that we did not open any restaurants during fiscal 2004.

Interest Expense, net of Interest Income. Interest expense, net of interest income, increased $1.1 million, or 36.7%, to $4.1 million in the first quarter of fiscal 2005 from $3.0 million in the first quarter of fiscal 2004. This increase was primarily due to the write-off of remaining debt issuance costs of $1.7 million associated with the refinancing of our credit facility in March 2005, partially offset by a lower weighted average interest rate and lower average borrowings in the first quarter of fiscal 2005 as compared to the first quarter of fiscal 2004.

Accrued Dividends and Accretion on Mandatorily Redeemable Senior Preferred Stock. Dividends and accretion of issuance discount on Senior Preferred Stock are reflected as accrued dividends and accretion on Senior Preferred Stock in our consolidated financial statements subsequent to the June 30, 2003 implementation date of SFAS No. 150. We currently expect to use a portion of the proceeds from this offering to redeem all of our outstanding Senior Preferred Stock. See “Use of Proceeds.”

Income Tax Expense. Income tax expense increased by $1.3 million to $1.6 million in the first quarter of fiscal 2005 from $0.3 million in the first quarter of fiscal 2004 due to an increase in income before income tax and an increase in the estimated annual effective tax rate.

Income from Continuing Operations. Income from continuing operations increased $0.2 million, or 7.7%, to $2.8 million in the first quarter of fiscal 2005 from $2.6 million in the first quarter of fiscal 2004.

Discontinued Operations, net of Income Tax Benefit. In the fourth quarter of fiscal 2004, we closed company-owned restaurants in Sugar Land, Texas and Manhattan (UN), New York. The operations and related expenses of these locations are presented as discontinued operations. Discontinued operations increased by $0.3 million to $0.5 million in the first quarter of fiscal 2005 from $0.2 million in the first quarter of fiscal 2004. This increase was primarily due to the accrual of additional lease exit costs associated with the closing of our Manhattan (UN), New York restaurant. Discontinued operations for the first quarter of fiscal 2004 includes restaurant revenues of $1.6 million.

Fiscal Year 2004 (52 Weeks) Compared to Fiscal Year 2003 (52 Weeks)

Restaurant Sales. Restaurant sales increased $23.7 million, or 14.9%, to $182.3 million in fiscal 2004 from $158.6 million in fiscal 2003. The increase in restaurant sales was due primarily to an $18.2 million increase in sales from restaurants open throughout both periods, representing comparable company-owned restaurant sales growth of 11.6%, together with $5.5 million attributable to the full-year impact in fiscal 2004 of one restaurant opened in July 2003 and one restaurant acquired in April 2004. Approximately half of this increase in comparable company-owned restaurant sales was attributable to increased entrée volume driven by improvements in table utilization and management and additional marketing, with the other half caused by increased per entrée spending, particularly increased wine and beverage sales.

Franchise Income. Franchise income increased $0.7 million, or 7.6%, to $9.5 million in fiscal 2004 from $8.8 million in fiscal 2003. The increase in franchise income was due to the full-year impact in fiscal 2004 of one additional franchisee-owned restaurant that opened in fiscal 2003 as well as a $15.9 million increase in franchisee-owned restaurant sales from those franchisee-owned restaurants open throughout both periods, representing a comparable franchisee-owned restaurant sales growth of 9.3%. This increase was partially offset by our acquisition of one franchisee-owned restaurant and the closing by the same franchisee of another franchisee-owned restaurant in April 2004.

Food and Beverage Costs. Food and beverage costs increased $5.8 million, or 10.4%, to $61.4 million in fiscal 2004 from $55.6 million in fiscal 2003. The increase was primarily due to higher restaurant sales in fiscal 2004. As a percentage of restaurant sales, food and beverage costs decreased to 33.7% in fiscal 2004 from 35.1% in fiscal 2003. The decrease in food and beverage costs as a percentage of restaurant sales was primarily due to lower meat costs, accounting for approximately 71.0% of the reduction, and lower seafood costs, accounting for 14.5% of the reduction.

Restaurant Operating Expenses. Restaurant operating expenses increased $8.9 million, or 11.9%, to $83.0 million in fiscal 2004 from $74.1 million in fiscal 2003. The increase was primarily due to higher restaurant sales in fiscal 2004. Several of the operating expenses included in this category are either fixed or semi-variable. As a result, restaurant operating expenses as a percentage of restaurant sales decreased to 45.5% in fiscal 2004 from 46.7% in fiscal 2003, primarily due to the impact of increased restaurant sales.

Marketing and Advertising. Marketing and advertising expenses increased $0.2 million, or 3.9%, to $6.7 million in fiscal 2004 from $6.5 million in fiscal 2003. Marketing and advertising expenses as a percentage of total revenues decreased to 3.5% in fiscal 2004 from 3.9% in fiscal 2003, due primarily to more selective national media spending and the termination of our arrangement with an advertising agency.

General and Administrative. General and administrative costs increased $2.1 million, or 24.4%, to $10.9 million in fiscal 2004 from $8.8 million in fiscal 2003. General and administrative costs as a percentage of total revenues increased to 5.7% in fiscal 2004 from 5.2% in fiscal 2003. This increase was primarily due to the recruitment and hiring of a new President and Chief Executive Officer as well as several other key management personnel in the areas of human resources, construction, franchise relations and marketing. This increase was also due to costs associated with our first annual restaurant managers’ meeting since 2001 and higher executive bonus expense resulting from the achievement of operating performance targets in fiscal 2004.

Depreciation and Amortization. Depreciation and amortization expense decreased $0.3 million, or 4.6%, to $6.5 million in fiscal 2004 from $6.8 million in fiscal 2003. This decrease was due primarily to certain investments in furniture and equipment having become fully depreciated and a lower level of investment as a result of no new restaurants having been opened during fiscal 2004.

Pre-Opening Costs. Pre-opening costs decreased $0.1 million, or 26.8%, to $0.4 million in fiscal 2004 from $0.5 million in fiscal 2003. This decrease resulted from our acquisition of one restaurant from a franchisee in 2004 and our opening of one company-owned restaurant in 2003.

Interest Expense, net of Interest Income. Interest expense, net of interest income, increased $0.8 million, or 8.4%, to $10.3 million in fiscal 2004 from $9.5 million in fiscal 2003. This increase was primarily due to the write-off of remaining debt issuance costs of $0.7 million associated with the refinancing of our credit facility in April 2004 and increased interest rates under our then existing senior credit facility, partially offset by lower average borrowings in fiscal 2004 as compared to fiscal 2003.

Accrued Dividends and Accretion on Mandatorily Redeemable Senior Preferred Stock. Dividends and accretion of issuance discount on Senior Preferred Stock are reflected as accrued dividends and accretion on mandatorily redeemable senior preferred stock in our consolidated financial statements subsequent to the June 30, 2003 implementation date of SFAS No. 150. We currently expect to use a portion of the proceeds from this offering to redeem all of our outstanding Senior Preferred Stock. See “Use of Proceeds.”

Other. We had other expense of $0.8 million in fiscal 2004 compared to other income of $0.5 million in fiscal 2003. This decrease was due primarily to a $1.3 million expense, net of insurance proceeds, to settle a labor dispute in California in fiscal 2004.

Income Tax Expense. Income tax expense decreased by $0.6 million, or 45.3%, to $0.7 million in fiscal 2004 from $1.3 million in fiscal 2003. This decrease was primarily the result of a lower effective tax rate resulting from income tax benefits provided by discontinued operations that produced state net operating losses and increased use of tax credits available to the company.

Income from Continuing Operations. Income from continuing operations increased $3.5 million, or 119.6%, to $6.4 million from $2.9 million in fiscal 2003.

Discontinued Operations, net of Income Tax Benefit. In the fourth quarter of fiscal 2004, we closed company-owned restaurants in Sugar Land, Texas and Manhattan (UN), New York. The operations and related expenses of these locations are presented as discontinued operations. Discontinued operations increased by $2.3 million, or 137.8%, to $3.9 million in fiscal 2004 from $1.6 million in fiscal 2003. This increase was primarily due to an after-tax charge of approximately $2.9 million representing the write-down of property and equipment and certain other assets and the accrual of lease exit costs associated with the closings.

Fiscal Year 2003 (52 Weeks) Compared to Fiscal Year 2002 (52 Weeks)

Restaurant Sales. Restaurant sales increased $13.6 million, or 9.4%, to $158.6 million in fiscal 2003 from $145.0 million in fiscal 2002. This increase in restaurant sales was due to a $2.1 million, or 1.5%, increase in comparable company-owned restaurant sales (including the sales from our Sugar Land, Texas restaurant, which is included in discontinued operations, the increase in comparable company-owned restaurant sales was $2.0 million, or 1.4%, as reflected in “Summary Historical Financial and Operating Data—Other Data”), and $11.5 million attributable to the full-year impact in fiscal 2003 of three company-owned restaurants opened in fiscal 2002,

12 additional operating weeks associated with one location temporarily closed in 2002 and the partial year impact of one company-owned restaurant opened in 2003. This increase in comparable company-owned restaurant sales was attributable to a 2.2% increase in per entrée spending, partially offset by a reduction in entrée volume.

Franchise Income. Franchise income increased $0.4 million, or 5.5%, to $8.8 million in fiscal 2003 from $8.4 million in fiscal 2002. Of this increase, $0.2 million was the result of the full-year impact of one additional franchisee-owned restaurant that opened in fiscal 2002 and the partial year impact of one franchisee-owned restaurant that opened in fiscal 2003 with the remaining $0.2 million due to a $4.0 million, or 2.4%, increase in comparable franchisee-owned restaurant sales.

Food and Beverage Costs. Food and beverage costs increased $8.9 million, or 19.1%, to $55.6 million in fiscal 2003 from $46.7 million in fiscal 2002. The increase was primarily due to higher restaurant sales in fiscal 2003. As a percentage of restaurant sales, food and beverage costs increased to 35.1% in fiscal 2003 from 32.2% in fiscal 2002, due almost entirely to higher meat costs.

Restaurant Operating Expenses. Restaurant operating expenses increased $6.9 million, or 10.4%, to $74.1 million in fiscal 2003 from $67.2 million in fiscal 2002. The increase was primarily due to higher restaurant sales in fiscal 2003. Restaurant operating expenses as a percentage of restaurant sales increased to 46.7% in fiscal 2003 from 46.3% in fiscal 2002, primarily due to higher fixed occupancy costs associated with new restaurants.

Marketing and Advertising. Marketing and advertising expenses decreased $0.1 million, or 2.0%, to $6.5 million in fiscal 2003 from $6.6 million in fiscal 2002. Marketing and advertising expenses as a percentage of total revenues decreased to 3.9% in fiscal 2003 from 4.3% in fiscal 2002, primarily due to reduced creative expenses and agency conversion costs related to our retention of a new advertising agency during fiscal 2002.

General and Administrative. General and administrative costs decreased $1.0 million, or 10.7%, to $8.8 million in fiscal 2003 from $9.8 million in fiscal 2002. General and administrative costs as a percentage of total revenues decreased to 5.2% in fiscal 2003 from 6.4% in fiscal 2002. This decrease was primarily due to reduced management education costs and several vacant management positions in the areas of human resources, education and finance.

Depreciation and Amortization. Depreciation and amortization expenses increased $0.8 million, or 12.4%, to $6.8 million in fiscal 2003 from $6.0 million in fiscal 2002. This increase was primarily attributable to the full-year impact in 2003 of three company-owned restaurants opened in fiscal 2002 and the partial year impact of one company-owned restaurant opened in fiscal 2003.

Pre-Opening Costs. Restaurant pre-opening costs decreased $1.6 million, or 75.8%, to $0.5 million in fiscal 2003 from $2.1 million in 2002, primarily as a result of fewer company-owned restaurant openings in fiscal 2003. We opened three company-owned restaurants in fiscal 2002 and one in 2003.

Interest Expense, net of Interest Income. Interest expense, net of interest income, decreased $0.1 million, or 0.5%, to $9.5 million in fiscal 2003 from $9.6 million in fiscal 2002. This decrease was primarily due to a lower average outstanding debt balance.

Accrued Dividends and Accretion on Mandatorily Redeemable Senior Preferred Stock. Dividends and accretion of issuance discount on senior preferred stock are reflected as accrued dividends and accretion on mandatorily redeemable Senior Preferred Stock in our consolidated financial statements subsequent to the June 30, 2003 implementation date of SFAS No. 150. We currently expect to use a portion of the proceeds from this offering to redeem all of our outstanding Senior Preferred Stock. See “Use of Proceeds.”

Other. Other decreased by $0.5 million, or 51.0%, to $0.5 million in fiscal 2003 from $1.0 million in fiscal 2002, due primarily to life insurance proceeds in excess of cash surrender value received in fiscal 2002 related to the death of Ruth Fertel, our founder.

Income Tax Expense. Income tax expense increased by $0.9 million to $1.3 million in fiscal 2003 from $0.4 million in fiscal 2002. This increase was primarily the result of a higher effective tax rate in 2003 resulting from a lower usage of tax credits.

Income from Continuing Operations. Income from continuing operations decreased $3.3 million, or 53.5%, to $2.9 million in fiscal 2003 from $6.2 million in fiscal 2002.

Discontinued Operations, net of Income Tax Benefit. Discontinued operations increased by $1.1 million to $1.6 million in fiscal 2003 from $0.5 million in fiscal 2002. This increase was primarily due to an after-tax charge of approximately $0.6 million representing the write-down of property and equipment and certain other assets.

Potential Fluctuations in Quarterly Results and Seasonality

Our quarterly operating results may fluctuate significantly as a result of a variety of factors. See “Risk Factors—Risks Related to Our Business,” which discloses all material risks that could affect our quarterly operating results.

Our business is also subject to seasonal fluctuations. Historically, the percentage of our annual total revenues during the first and fourth fiscal quarters have been higher due, in part, to the year-end holiday season. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year, and comparable restaurant sales for any particular period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. If this occurs, the price of our common stock would likely decrease. The following table presents summary quarterly results of operations for fiscal 2003, fiscal 2004 and the first quarter of fiscal 2005.

	Quarter Ended				Quarter Ended				Quarter Ended
	March 30, 2003	June 29, 2003	Septem- ber 28, 2003	Decem- ber 28, 2003	March 28, 2004	June 27, 2004	Septem- ber 26, 2004	Decem- ber 26, 2004	March 27, 2005
	($ in millions, except per share data)
Total revenues	$43.4	$41.2	$37.4	$45.9	$49.9	$47.5	$42.2	$52.6	$56.7
Costs and expenses	37.8	37.5	35.5	41.6	42.9	42.7	38.9	44.3	47.1

Operating income	$5.6	$3.7	$1.9	$4.3	$7.0	$4.8	$3.3	$8.3	$9.6

Interest expense, net	(2.3)	(2.3)	(2.4)	(2.5)	(3.0)	(2.9)	(2.2)	(2.3)	(4.1)
Accrued dividends and accretion on mandatorily redeemable senior preferred stock	—	—	(1.0)	(1.2)	(1.2)	(1.2)	(1.2)	(1.5)	(1.2)
Other	—	0.1	0.1	0.3	0.1	0.1	0.1	(1.0)	—

Income from continuing operations before income tax	3.3	1.5	(1.4)	0.9	2.9	0.8	(0.0)	3.5	4.4
Income tax expense	0.9	0.5	(0.0)	0.0	0.2	0.1	—	0.5	1.6

Income from continuing operations	2.4	1.0	(1.4)	0.9	2.7	0.7	—	3.0	2.8
Discontinued operations, net of income tax benefit	0.1	0.5	0.3	0.7	0.2	0.2	3.3	0.2	0.5

Net income	$2.3	$0.5	$(1.7)	$0.2	$2.5	$0.5	$(3.3)	$2.8	$2.3

Less dividends earned on mandatorily redeemable senior preferred stock and accretion of discount	1.1	1.1	—	—	—	—	—	—	—
Less dividends earned on junior preferred stock	1.2	1.2	1.2	1.3	1.3	1.3	1.3	1.4	1.4

Net income (loss) available to common shareholders	$(0.0)	$(1.8)	$(2.9)	$(1.1)	$1.1	$(0.9)	$(4.6)	$1.4	$0.9

Basic earnings (loss) per share:
Continuing operations	$0.01	$(0.11)	$(0.22)	$(0.04)	$0.11	$(0.05)	$(0.11)	$0.13	$0.11
Discontinued operations	(0.01)	(0.04)	(0.03)	(0.06)	(0.01)	(0.02)	(0.28)	(0.02)	(0.04)

Basic earnings (loss) per share	$(0.00)	$(0.15)	$(0.25)	$(0.10)	$0.10	$(0.07)	$(0.39)	$0.11	$0.07

Diluted earnings (loss) per share:
Continuing operations	$0.01	$(0.11)	$(0.22)	$(0.04)	$0.11	$(0.05)	$(0.11)	$0.13	$0.10
Discontinued operations	(0.01)	(0.04)	(0.03)	(0.06)	(0.01)	(0.02)	(0.28)	(0.02)	(0.04)

Diluted earnings (loss) per share	$(0.00)	$(0.15)	$(0.25)	$(0.10)	$0.10	$(0.07)	$(0.39)	$0.11	$0.06

Shares (in millions) used in computing net income per common share:
Basic	11.7	11.7	11.7	11.7	11.7	11.7	11.7	12.4	13.0
Diluted	11.7	11.7	11.7	11.7	11.7	11.7	11.7	12.4	14.2
Quarterly percentage of annual revenues	25.9%	24.6%	22.2%	27.3%	26.0%	24.7%	22.0%	27.3%	—
Operating margin(1)	12.9%	9.0%	5.1%	9.2%	14.0%	10.1%	7.8%	15.8%	17.0%

(1)	Our measure of operating margin consists of operating income for a period divided by the total revenues for such period. Operating margin is used by our management and investors to determine our ability to control expenses in relation to our total revenues, which allows our management and investors to more thoroughly evaluate our current performance as compared to past performance. We believe it is useful to our management and investors when presented on a quarterly basis because it allows our management and investors to accurately view seasonal fluctuations in these operating results.

During the fiscal quarters ended December 28, 2003, and September 26, 2004, we recorded charges to earnings of $1.0 million and $5.3 million, respectively, related to impairment charges on discontinued operations. During the fiscal quarter ended December 26, 2004, we recorded a charge to earnings of $0.6 million related to contract termination costs associated with lease obligations and accrued $1.6 million related to certain legal matters. During the fiscal quarter ended June 27, 2004, we wrote off $0.8 million of deferred financing costs and in the fiscal quarter ended March 27, 2005 we wrote off $1.6 million in deferred financing costs.

Liquidity and Capital Resources

Our principal sources of cash have been net cash provided by operating activities and borrowings under our senior credit facilities. Our principal uses of cash historically have been, and in the future are expected to be, for new company-owned restaurant openings, other capital expenditures and debt service.

Cash Flows

The following table summarizes our primary sources of cash in the periods presented:

	Fiscal Year			First Fiscal Quarter
	2002	2003	2004	2004	2005
	(dollars in thousands)
Net cash provided by (used in):
Operating activities	$15,589	$14,614	$20,970	$6,116	$6,263
Investing activities	(13,105)	(7,327)	(3,518)	(362)	(1,324)
Financing activities	(727)	(7,677)	(18,676)	(6,711)	(6,791)

Net increase (decrease) in cash and cash equivalents	$1,757	$(390)	$(1,224)	$(957)	$(1,852)

Our operations have not required significant working capital and, like many restaurant companies, we have been able to operate with negative working capital. Restaurant sales are primarily for cash or by credit card, and restaurant operations do not require significant inventories or receivables. In addition, we receive trade credit for the purchase of food, beverage and supplies, thereby reducing the need for incremental working capital to support growth.

Operating Activities. Net cash provided by operating activities was $6.3 million in the first quarter of fiscal 2005 compared to $6.1 million in the first quarter of fiscal 2004. This increase was primarily due to a $0.7 million increase in net income which was partially offset by changes in operating assets and liabilities.

Net cash provided by operating activities was $21.0 million in fiscal 2004 compared to $14.6 million in fiscal 2003. This increase was primarily due to a $1.2 million increase in net income, a $4.6 million increase in loss on impairment, and a $2.8 million increase in accrued dividends and accretion on mandatorily redeemable senior preferred stock. In fiscal 2002, we had $15.6 million of net cash provided by operating activities.

Investing Activities. Net cash used in investing was $1.3 million in the first quarter of fiscal 2005 compared to $0.3 million in the first quarter of fiscal 2004. This increase was the result of increased capital expenditures related to major remodels and capital expenditures of existing restaurants as well as expenditures associated with new restaurant construction.

Net cash used in investing activities was $3.5 million in fiscal 2004 compared to $7.3 million in fiscal 2003. This decrease was due to no new company-owned restaurant openings in fiscal 2004 as compared to two openings in fiscal 2003. In fiscal 2002, net cash used in investing activities was $13.1 million. Net cash used in investing activities varied in the periods presented based on the number of new company-owned restaurants opened and the maintenance of our existing restaurant base during the period. Net cash used in investing activities was also affected by purchases of property and equipment, which include purchases of information technology systems and certain other expenditures related to the operation of our corporate headquarters.

Financing Activities. Net cash used by financing activities totaled $6.8 million in the first quarter of fiscal 2005 compared $6.7 million in the first quarter of fiscal 2004. During the first quarter of fiscal 2005 we entered into a new senior credit facility that allowed us to redeem $30.0 million of Senior Preferred Stock, redeem the remaining senior subordinated notes and refinance existing debt. We had a net debt reduction of $6.0 million and incurred approximately $0.8 million in debt issuance costs.

Net cash used by financing activities totaled $18.7 million in fiscal 2004 compared to $7.7 million in fiscal 2003. This increase was primarily driven by the net debt reductions of $16.5 million in fiscal 2004 compared to $7.4 million in fiscal 2003. In fiscal 2002, net cash used by financing activities was $0.7 million.

Capital Expenditures

Capital expenditures totaled $1.3 million in the first quarter of fiscal 2005, compared to $0.3 million in the first quarter of fiscal 2004 and were primarily for expenditures to remodel and upgrade existing locations as well as expenditures associated with new restaurant construction. Capital expenditures totaled $3.5 million in fiscal 2004, $7.5 million in fiscal 2003 and $13.6 million in fiscal 2002 and were primarily for the acquisition of equipment and leasehold improvements for company-owned restaurants opened in 2003 and 2002 as well as expenditures to remodel and upgrade existing locations.

We anticipate capital expenditures in the future will increase to the extent we open company-owned restaurants and opportunistically acquire franchisee-owned restaurants and related rights. We currently expect to open five to six company-owned restaurants per year in each of the next several years. Our average net investment for the four company-owned restaurants opened since the beginning of 2002, excluding discontinued operations, which includes the cost of leasehold improvements, furniture, fixtures, equipment and pre-opening costs, net of tenant allowances and capitalized interest, was approximately $2.1 million. We believe that our net investment in future openings will range between $1.5 million and $4.0 million depending upon underlying individual restaurant economics and our ability to use our resources to obtain our fully-capitalized return-on-investment targets. These capital expenditures will primarily be funded by cash flows from operations and, if necessary, by the use of our revolving credit facility, depending upon the timing of expenditures.

New Senior Credit Facilities

We entered into our new senior credit facilities on March 11, 2005. Our new senior credit facilities provide for a six-year term loan of $105.0 million and a five-year revolving credit facility (including letters of credit) of up to $15.0 million. We used the net proceeds of the borrowings under our new senior credit facilities to prepay and retire borrowings under our previous credit facility, to prepay the remaining $11.0 million of our 13% senior subordinated notes due 2006, to repurchase shares of and pay accrued dividends on the Senior Preferred Stock in an aggregate amount of $30.0 million and to pay related fees and expenses.

As of March 27, 2005, we had an aggregate of $105.0 million of outstanding indebtedness, which consisted solely of term loan borrowings under our new senior credit facilities at a weighted average interest rate of 6.0%. We had two outstanding letters of credit as of March 27, 2005 totaling $1.3 million. We were in compliance with our financial and restrictive covenants under our senior credit facilities at the end of fiscal 2004 and at March 27, 2005.

Borrowings under the revolving credit facility bear interest at either (1) the sum of the base rate plus a margin based on our consolidated pricing leverage ratio, ranging from 1.25% to 2.25%, or (2) the sum of the Eurodollar rate plus a margin based on our consolidated pricing leverage ratio, ranging from 2.25% to 3.25%. Borrowings under the term loan bear interest at the base rate plus 2.0% per year. The base rate equals the higher of the prime rate and the overnight federal funds rate plus 0.5%. Our obligations under our new senior credit facilities are guaranteed by each of our existing and future subsidiaries and are secured by substantially all of our assets and the capital stock of our subsidiaries.

Our new senior credit facilities contain various financial covenants, including a maximum ratio of total indebtedness to EBITDA, as defined in the senior credit agreement, a minimum ratio of EBITDA plus certain rental expenses to fixed charges (including consolidated maintenance capital expenditures) and a minimum ratio of EBITDA plus certain rental expenses to fixed charges (including consolidated capital expenses). Our new senior credit facilities also contain covenants restricting certain corporate actions, including asset dispositions, acquisitions, the payment of dividends, changes of control, the incurrence of indebtedness, providing financing and investments and transactions with affiliates. Our new senior credit facilities also contain customary events of default.

We expect to use approximately $49.3 million of the net proceeds of this offering to repay borrowings under our new senior credit facilities. In addition, we expect to use approximately $87.6 million of the net proceeds from this offering to redeem or repurchase all of our outstanding Senior Preferred Stock and Junior Preferred Stock and pay accrued but unpaid dividends thereon. Some of our principal stockholders own shares of our preferred stock and will receive a portion of the net proceeds from this offering. Our new senior credit facilities require us to use at least 50% of the net proceeds from all equity offerings, including this offering, to repay indebtedness under these facilities. We have received the consent of the lenders under our new senior credit facilities to use the net proceeds from this offering in the manner described above.

We believe that net cash provided by operating activities, net proceeds from this offering and borrowings under our new senior credit facilities will be sufficient to fund currently anticipated working capital, planned capital expenditures and debt service requirements for the next twenty-four months. We regularly review acquisitions and other strategic opportunities, which may require additional debt or equity financing. We currently do not have any pending agreements or understandings with respect to any acquisition or other strategic opportunities.

Contractual Obligations

The following table summarizes our contractual obligations as of March 27, 2005:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Long-term debt obligations	$105.0	$3.3	$9.9	$14.4	$77.4
Mandatorily redeemable senior preferred stock	11.0	—	—	—	11.0
Operating lease obligations	75.2	8.4	16.7	14.8	35.3

Total	$191.2	$11.7	$26.6	$29.2	$123.7

Off-Balance Sheet Arrangements

We have a guaranteed operating lease for the franchisee-owned restaurant in Detroit, Michigan. The operating lease requires annual minimum lease payments of $0.1 million through the August 2005 base term, and to the extent of any exercise of lease renewal options by the franchisee.

Certain Charges Related to this Offering

We anticipate incurring a pre-tax charge of approximately $0.7 million associated with our early extinguishment of debt with the proceeds of this offering.

Critical Accounting Policies and Estimates

Our discussion and analysis of results of operations and financial condition are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements is based on our critical accounting policies that require us to make estimates and judgments that affect the amounts reported in those financial statements. Our significant accounting policies, which may be affected by our estimates and assumptions, are more fully described in Note 2 to our consolidated financial statements that appear elsewhere in this prospectus. Critical accounting policies are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of subjective or complex judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the combined financial statements.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Equipment consists primarily of restaurant equipment, furniture, fixtures and smallwares. Depreciation is generally calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term, including renewal periods, or the estimated useful life of the asset. Repairs and maintenance are expensed as incurred; renewals and betterments are capitalized. Estimated useful lives are generally as follows: equipment—3 to 10 years; furniture and fixtures—5 to 7 years. Judgments and estimates made by us related to the expected useful lives of these assets are affected by factors such as changes in economic conditions and changes in operating performance. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Impairment of Long-Lived Assets

We review property and equipment (which includes leasehold improvements) for impairment when events or circumstances indicate these assets might be impaired. We test impairment using historical cash flow and other relevant facts and circumstances as the primary basis for our estimates of future cash flows. The analysis is performed at the restaurant level for indicators of permanent impairment. In determining future cash flows, significant estimates are made by us with respect to future operating results of each restaurant over its remaining lease term. If assets are determined to be impaired, the impairment charge is measured by calculating the amount by which the asset-carrying amount exceeds its fair value. The determination of asset fair value is also subject to significant judgment. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets.

During 2003 and 2004, we recorded losses on impairment of long-lived assets in the amounts of $1.0 million and $5.6 million, respectively. These charges were related to the partial impairment of fixtures and equipment and leasehold improvements at two company-owned restaurants that were closed in 2004 and are included in discontinued operations for the relevant periods.

Goodwill and Other Indefinite Lived Assets

Goodwill and other indefinite lived assets resulted primarily from our acquisitions of franchisee-owned restaurants. The most significant acquisitions were completed in 1996 and 1999. Goodwill and other intangible assets with indefinite lives are not subject to amortization. However, such assets must be tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and at least annually. We completed our most recent impairment test in December 2004, and determined that there were no impairment losses related to goodwill and other indefinite lived assets. In assessing the recoverability of goodwill and other indefinite lived assets, market values and projections regarding estimated future cash flows and other factors are used to determine the fair value of the respective assets. The estimated future cash flows were projected using significant assumptions, including future revenues and expenses. If these estimates or related projections change in the future, we may be required to record impairment charges for these assets.

Insurance Liability

We maintain various insurance policies for workers’ compensation, employee health, general liability, and property damage. Pursuant to those policies, we are responsible for losses up to certain limits and are required to estimate a liability that represents our ultimate exposure for aggregate losses below those limits. This liability is based on management’s estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions, and economic conditions. If actual trends differ from our estimates, our financial results could be impacted.

Income Taxes

We have accounted for, and currently account for, income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. This Statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise’s activities during the current and preceding years. It requires an asset and liability approach for financial accounting and reporting of income taxes. We recognize deferred tax liabilities and assets for the future consequences of events that have been recognized in our consolidated financial statements or tax returns. In the event the future consequences of differences between financial reporting bases and tax bases of our assets and liabilities result in a net deferred tax asset, an evaluation is made of the probability of our ability to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The realization of such net deferred tax will generally depend on whether we will have sufficient taxable income of an appropriate character within the carry-forward period permitted by the tax law. Without sufficient taxable income to offset the deductible amounts and carry forwards, the related tax benefits will expire unused. We have evaluated both positive and negative evidence in making a determination as to whether it is more likely than not that all or some portion of the deferred tax asset will not be realized. Measurement of deferred items is based on enacted tax laws.

Recent Accounting Pronouncements

In April 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, by requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. This statement was effective for all financial instruments entered into or modified after May 31, 2003, and was otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The restatement of financial statements for earlier years presented is not permitted. We adopted SFAS No. 150 effective June 30, 2003 (the beginning of our 2003 third quarter). Effective with the adoption of SFAS No. 150, we reported the mandatorily redeemable senior preferred stock on the balance sheet as a liability and the accrued dividends and accretion on mandatorily redeemable senior preferred stock prior to income before income taxes on the statement of operations. Prior to adoption of SFAS No. 150 in accordance with previous guidance, we reported mandatorily redeemable senior preferred stock on the balance sheet as mezzanine equity and the accrued dividends and accretion on mandatorily redeemable senior preferred stock in retained earnings on the consolidated balance sheet.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“Statement 151”). The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. We have assessed the impact of Statement 151, and do not expect it to have an impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 152 “Accounting for Real Estate Time-Sharing Transactions—An Amendment to FASB Statements No. 66 and 67” (“Statement 152”). Statement 152 amends FASB Statement No. 66, “Accounting for Sales of Real Estate,” to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, “Accounting for Real Estate Time-Sharing Transactions.” Statement 152 also amends FASB Statement No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. Statement 152 is effective for financial statements for fiscal years beginning after June 15, 2005. We have assessed the impact of Statement 152, and do not expect it to have an impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 “Exchanges of Non-monetary assets—an amendment of APB Opinion No. 29” (“Statement 153”). Statement 153 amends Accounting Principles Board (“APB”) Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Statement 153 does not apply to a pooling of assets in a joint undertaking intended to fund, develop, or produce oil or natural gas from a particular property or group of properties. The provisions of Statement 153 shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early adoption is permitted and the provisions of Statement 153 should be applied prospectively. We have assessed the impact of Statement 153, and do not expect it to have an impact on our financial position, results of operations or cash flows.

In December of 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which replaces the requirements under SFAS No. 123 and APB No. 25. The statement sets accounting requirements for “share-based” compensation to employees, including employee stock purchase plans, and requires all share-based payments, including employee stock options, to be recognized in the financial statements based on their fair value. It carries forward prior guidance on accounting for awards to non-employees. The accounting for employee stock ownership plan transactions will continue to be accounted for in accordance with Statement of Position (SOP) 93-6, while awards to most non-employee directors will be accounted for as employee awards. This Statement is effective for public companies that do not file as small business issuers as of the beginning of their first annual period beginning after June 15, 2005 (effective December 26, 2005 for us). We have not yet determined the effect the new Statement will have on our consolidated financial statements as we have not completed our analysis; however, we expect the adoption of this Statement to result in a reduction of net income that may be material.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. For fixed rate debt, interest rate changes affect the fair market value of such debt but do not impact earnings or cash flows. Conversely for variable rate debt, including borrowings under our new senior credit facilities, interest rate changes generally do not affect the fair market value of such debt, but do impact future earnings and cash flows, assuming other factors are held constant. At March 27, 2005, we had $105.0 million of variable rate debt. Holding other variables constant (such as foreign exchange rates and debt levels), a hypothetical immediate one percentage point change in interest rates would be expected to have an impact on pre-tax earnings and cash flows for fiscal year 2005 of approximately

$1.0 million. After giving effect to this offering and the application of net proceeds therefrom, we would have had $55.7 million of variable rate debt at March 27, 2005, and, holding other variables constant, a hypothetical immediate one percentage point change in interest rates would be expected to have an estimated impact on pre-tax earnings and cash flows for fiscal year 2005 of approximately $0.5 million.

Foreign Currency Risk

In accordance with our franchise agreements relating to our international locations, we receive royalties from those franchisees in U.S. dollars, and therefore we believe that fluctuations in foreign exchange rates do not present a material risk to our operations.

Commodity Price Risk

We are exposed to market price fluctuations in beef and other food product prices. Given the historical volatility of beef and other food product prices, this exposure can impact our food and beverage costs. Because we typically set our menu prices in advance of our beef and other food product purchases, we cannot quickly take into account changing costs of beef and other food items. To the extent that we are unable to pass the increased costs on to our guests through price increases, our results of operations would be adversely affected. We do not use financial instruments to hedge our risk to market price fluctuations in beef or other food product prices at this time.

Effects of Inflation

Components of our operations subject to inflation include food, beverage, lease and labor costs. Our leases require us to pay taxes, maintenance, repairs, insurance and utilities, all of which are subject to inflationary increases. We believe inflation has not had a material impact on our results of operations in recent years.

Stock Options to be issued in connection with this offering under our 2005 Long-Term Equity Incentive Plan

We anticipate that in connection with the offering we will grant options to purchase an aggregate of 350,000 shares of our common stock to 116 officers and employees and one director. All of these options will have an exercise price equal to the initial public offering price of our common stock in this offering, and will be subject to pro rata vesting on a daily basis over a five-year period. As the exercise price will equal or exceed the market price upon the date of grant, no compensation expense will be recorded under the intrinsic-value-based method of accounting. See “Stock-Based Compensation” in Notes to Consolidated Financial Statements.

Value of Equity Compensation and Warrants issued in 2004

In November 2004, we issued options to purchase 147,388 shares of our common stock with an exercise price of approximately $0.48 per share under the 2000 Stock Plan and 1,167,487 shares of restricted stock for less than $0.01 per share under the 2004 Restricted Stock Plan. Based on a retrospective appraisal of enterprise value performed by an unrelated valuation specialist in July 2005, the fair value of each share of this restricted stock on the date of issuance was subsequently determined to be approximately $0.29, resulting in compensation expense of approximately $333,000 related to the sale of the 1,167,487 shares of restricted stock at less than $0.01 per share. This amount of compensation expense will be recognized over the five year vesting period for the restricted stock. The effect on compensation expense was insignificant for fiscal 2004. We expect to recognize approximately $76,600 of compensation expense in the second quarter of fiscal 2005 and approximately $16,700 in each fiscal quarter thereafter through the end of the five-year vesting period in fiscal 2009. The Board of Directors had previously determined the fair value to be zero, based on an internal allocation of enterprise value as determined by the same valuation specialist in March 2004 and as adjusted by management to reflect developments in our business between March and November 2004. The Board of Directors determined enterprise value by applying the multiple that was at the upper end of the range of the March 2004 appraisal of enterprise value, which multiple was 6.8 times trailing 12-month EBITDA. An evaluation of the trailing 12-month EBITDA multiples of six publicly-traded companies in our industry, which multiples averaged 6.7 times 12-month trailing EBITDA, was used to test the reasonableness of the selected multiple. After allocating the value to the outstanding debt and preferred stock, no value remained to the common equity under this approach. Due to the small amount of time that had elapsed between the date of the March 2004 appraisal and the November 2004 valuation, and because of management’s determination that there have been no changes in the business that would have had a meaningful impact on the appropriate EBITDA multiple, we chose not to obtain a contemporaneous valuation by an unrelated valuation specialist in November 2004 in connection with the equity issuances.

In November 2004, we issued an additional warrant exercisable for 52,880 shares of Class A Common Stock and an additional warrant exercisable for 70,508 shares of Class B Common Stock pursuant to the anti-dilution provisions of the initial warrant agreements. These warrants were valued in accordance with the unrelated value specialist valuation of a share of common stock ($0.37 per share), and the issuance of the warrants was treated for accounting purposes as a distribution to the warrant holders in an amount totalling approximately $44,900, all of which will be recorded in the second quarter of 2005. This distribution had no effect on total shareholders’ equity at December 26, 2004.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

Determining the fair value of our common stock requires making complex and subjective judgments. The retrospective appraisal of the enterprise value of the company as of November 2004 performed by an unrelated valuation specialist in July 2005 applied an income approach and a market approach to determine the enterprise value of our company based on the fact that as of November 2004 we had not yet anticipated an initial public offering. The market value approach requires identifying a comparable group of public companies, computing average financial ratios and applying these multiples to the company being valued. In applying the income approach, the discounted cash flow method was used, using a discount rate of 15.80% and an assumed terminal value long-term growth rate of 3.50%.

The unrelated valuation specialist allocated enterprise value to our outstanding debt and equity using the option-pricing method. The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates the volatility of our debt and equity securities. The anticipated timing of a potential liquidity event was based on the plans of our board and management as of November 2004, which plans did not include the proposed initial public offering of our common stock. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The unrelated valuation specialist estimated the volatility (of our combined debt and equity securities) based on information on volatility of stocks of publicly trade companies in the industry. Had we used different estimates of volatility, the allocations between debt and equity securities would have been different. Using the option-pricing method to allocate enterprise value and applying the appropriate discounts for lack of control, lack of marketability and vesting risk, the value of a share of restricted stock was determined to be approximately $0.29 per share. The restricted shares of Class A common stock include limitations on the ability to sell, pledge or otherwise transfer any interest in any vested shares, are subject to an daily vesting over an approximate five year period and are subordinate to the interest of preferred stock holders.

Significant Factors Contributing to the Difference Between Fair Value of the Class A and Class B Common Stock at November 2004 and the Initial Public Offering Price of our Common Stock in this Offering

Giving effect to the Recapitalization completed on August 1, 2005 and this offering and assuming an initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), we expect to have 22,412,746 shares of common stock and no shares of Class B common stock outstanding.

We believe that there are several factors that account for the difference in the implied valuation of our common stock being used in establishing the initial public offering price for our common stock in this offering as compared to the valuation determined in connection with the issuance of equity interests in November 2004. See “Underwriting” for a discussion of the factors that will be considered by the representatives of the underwriters in determining our initial public offering price.

The increased value of our common stock since November 2004 is due in part to our improved operating performance. For example, we experienced comparable restaurant sales increases of 13.0% and 11.9% for the fourth quarter of 2004 and first quarter of 2005, compared to comparable restaurant sales increases of 3.0% and 11.9% during the fourth quarter of 2003 and first quarter of 2004, respectively. Continuing our improved operating performance, our comparable restaurant sales increased by approximately 11.1% for the six months ended June 26, 2005 compared to the six months ended June 27, 2004. In addition to favorable market conditions, we believe our expected operating results for 2005 have further improved due to our continued implementation of key operating initiatives since the November 2004 issuances. See “Business—Our Strategy.”

Most of the difference between the value of our common stock in November 2004 and the proposed initial public offering price is attributable to changes in our capital structure since November 2004, including our proposed use of proceeds in connection with this offering. These changes, combined with our improved operating performance, permit us to add new restaurants at a more rapid pace. For example, on March 11, 2005, we used the net proceeds of borrowings under our new senior credit facilities to redeem our 13% senior subordinated notes due 2006 and to repurchase shares of and pay accrued dividends on the Senior Preferred Stock, which earns dividends at an annual rate of 14%, in an aggregate amount of $30.0 million. We also currently expect to use the net proceeds of this offering to redeem our remaining Senior Preferred Stock and Junior Preferred Stock, which earn dividends at annual rates of 14% and 8%, respectively, and to reduce borrowings under our new senior credit facilities.

We and the third party valuation firm also considered specific liquidity factors, including the lack of an active market for our common stock, as well as the increased risk of forfeiture, in determining the value of our common stock as of the November 2004 issuances. Although it is reasonable to expect the completion of the initial public offering will add value to the shares issued in exchange for the Class A and B Common Stock because they will have increased liquidity and marketability, the amount of additional value can be measured with neither precision nor certainty.

BUSINESS

Our Company

We believe that we are the largest upscale steakhouse company in the United States, based on total company- and franchisee-owned restaurants as published by Nation’s Restaurant News in a July 2004 survey. Our menu features a broad selection of high-quality USDA Prime grade steaks and other premium offerings served in Ruth’s Chris’ signature fashion—“sizzling” and topped with seasoned butter—complemented by other traditional menu items inspired by our New Orleans heritage. Our restaurants reflect our 40-year commitment to the core values instilled by our founder, Ruth Fertel, of caring for our guests by delivering the highest quality food, beverages and service in a warm and inviting atmosphere. We believe that Ruth’s Chris is currently one of the strongest brands in fine dining.

We cater to families and special occasion diners, in addition to the business clientele traditionally served by upscale steakhouses, by providing a dining experience designed to appeal to a wide range of guests. We believe our focus on creating this broad appeal provides us with opportunities to expand into a wide range of markets, including many markets not traditionally served by upscale steakhouses.

We offer USDA Prime grade steaks that are aged and prepared to exacting company standards and cooked in 1800-degree broilers. We also offer veal, lamb, poultry and seafood dishes, and a broad selection of appetizers, including New Orleans-style barbequed shrimp, mushrooms stuffed with crabmeat, shrimp remoulade, Louisiana seafood gumbo, onion soup au gratin and six to eight salad variations. We complement our distinctive food offerings with an award-winning wine list, typically featuring bottles priced at between $28 to $700 and many selections offered by the glass.

There are 88 Ruth’s Chris restaurants, of which 39 are company-owned and 49 are franchisee-owned, including ten international franchisee-owned restaurants in Mexico, Hong Kong, Taiwan and Canada. In fiscal 2004, we had total revenues of $192.2 million and operating income of $23.3 million, representing increases from fiscal 2003 of 14.6% and 50.6%, respectively. In the first quarter of fiscal 2005, we had total revenues of $56.7 million and operating income of $9.6 million, representing increases from the first quarter of fiscal 2004 of 13.5% and 37.1%, respectively. For additional information concerning our recent financial results, see “Selected Consolidated Financial Data” beginning on page 20 of this prospectus.

Our Brand History

We were founded in 1965 when Ruth Fertel mortgaged her home for $22,000 to purchase the “Chris Steak House,” a 60-seat restaurant located near the New Orleans Fair Grounds racetrack. After a fire destroyed the original restaurant, Ruth relocated her restaurant to a new 160-seat facility nearby. As the terms of the original purchase prevented the use of the “Chris Steak House” name at a new location, Ruth added her name to that of the original restaurant—thus creating the “Ruth’s Chris Steak House” brand. Our expansion began in 1972, when Ruth opened a second restaurant in Metairie, a suburb of New Orleans. In 1976, the first franchisee-owned Ruth’s Chris Steak House opened in Baton Rouge, Louisiana.

Restaurant Industry Overview

According to the National Restaurant Association (the “NRA”), restaurant industry sales in 2004 were approximately $454 billion, which represented approximately 4% of the U.S. gross domestic product. The NRA projects that 2005 restaurant industry sales will be $476 billion, which would mark the fourteenth consecutive year of real sales growth for the industry and a 4.9% increase over 2004. Since 1970, the industry has grown at a compound annual growth rate of 7.1%. Restaurants accounted for 46.7% of total food expenditures in the United States in 2004, up from 25.0% in 1955. By 2010, restaurants are projected to account for 53.0% of total food expenditures.

Technomic, Inc., a national consulting and research firm, projects that full-service restaurants will grow at a higher rate than the total industry, with the high-end steakhouse segment expected to grow at a 6.0% annual rate from 2003 to 2008. More than 25% of U.S. households had annual incomes of at least $75,000 in 2004, up from

20.5% in 1993. The Economist Intelligence Unit estimates that real disposable personal income will increase 3.9% in 2005, following an increase of 3.4% in 2004. Increases in household income historically have led to growth in both total expenditures for food-away-from-home and the proportion of food expenditures allocated to food-away-from-home. In addition, according to Fitch Ratings, the decrease in the size of U.S. households and the aging of the U.S. population have contributed to an increase in food-away-from-home expenditures. Fitch Ratings believes that these trends will continue to increase demand in the restaurant industry over the next 10 to 20 years.

Our Strengths

We believe that the key strengths of our business model are the following:

Premier Upscale Steakhouse Brand

We believe that Ruth’s Chris is currently one of the strongest brands in the fine dining segment of the restaurant industry. We and our restaurants have received numerous awards, including, most recently, being rated America’s top steakhouse in September 2004 by Restaurants & Institutions magazine’s annual “Choice in Chains” consumer survey. In addition, we have been recognized for our award-winning core wine list, for which 72 of our restaurants received “Awards of Excellence” from Wine Spectator magazine in 2004.

Appealing Dining Experience

We seek to exceed our guests’ expectations by offering high-quality food with courteous, friendly service in the finest tradition of Southern hospitality. Our entire restaurant staff is dedicated to ensuring that our guests enjoy a superior dining experience. Our team-based approach to table service is designed to enhance the frequency of guest contact and speed of service without intruding on the guest experience.

Broad Appeal

We believe that the combination of our high quality food offerings, friendly and attentive service and warm and inviting atmosphere creates a dining experience that appeals to a wide range of guests, including families, special occasion diners and business clientele. We believe our focus on creating this broad appeal gives us the opportunity to enter into many new markets, including markets not traditionally served by upscale steakhouses. In addition, we believe that the diversity of our customer base may reduce our exposure to fluctuations in the spending habits of any particular group of guests.

Attractive Unit Economics

We believe that we have successfully operated restaurants in a wide range of markets and achieved attractive rates of return on our invested capital. We believe that this historical success provides us with negotiating leverage during the initial phase of new restaurant construction, and has permitted us to open new restaurants at what we believe to be favorable levels of investment. The strength of our brand has allowed us to generate high unit volumes within one to two years of opening in new markets. Our four newest company-owned restaurants generated average unit volumes in excess of $5.0 million in fiscal 2004 and $1.4 million in the first quarter of fiscal 2005, compared to average unit volumes of approximately $4.7 million in fiscal 2004 and $1.4 million in the first quarter of fiscal 2005 for our entire existing company-owned restaurant base. In addition, each of our existing company-owned restaurants generated positive cash flow in each of fiscal 2004 and the first quarter of fiscal 2005.

Experienced, Committed Management Team

The members of our senior management team average nearly 20 years of restaurant industry experience. Craig Miller, our President and Chief Executive Officer, has over 40 years of industry experience, including periods as the head of publicly traded restaurant corporations, most notably as President and Chief Executive Officer of Uno Restaurant Corporation. Mr. Miller was elected Chairman of the National Restaurant Association, the leading business association for the restaurant industry, and began his one year term in this office in May 2005. Our management team has a meaningful equity ownership stake in our company and is committed to growing our business by building on the core strengths of our business model. Following this offering, our management team will collectively own, through restricted stock and options subject to vesting, approximately 8.5% of our common stock on a fully diluted basis.

Our Strategy

We believe there are significant opportunities to grow our business, strengthen our competitive position and enhance our brand through the continued implementation of the following strategies:

Improve Profitability

We intend to improve profitability by continuing to implement key operating initiatives. These initiatives have helped us to increase our comparable restaurant sales in each of the last eight quarters, including increases of between 10% and 13% in each fiscal quarter since the beginning of fiscal 2004, expand our operating margins from 9.2% in fiscal 2003 to 12.1% in fiscal 2004 and from 14.1% in the first quarter of fiscal 2004 to 17.0% in the first quarter of fiscal 2005. These operating initiatives include:

•	ensuring consistency of food quality through more streamlined preparation and presentation;

•	increasing our emphasis on wine sales by providing wine education for our employees;

•	enhancing brand awareness through increased marketing at the national, regional and local levels;

•	enhancing and/or developing innovative marketing programs, such as our website, www.ruthschris.com, Ruth’s Chris gift cards and a recognition program for our frequent guests; and

•	improving guest traffic through increased focus on table utilization and efficiency, including our adoption of an online reservation and table management system.

Expand Restaurant Base

We believe that the 50 most populous markets in the United States could support an additional 75 to 100 company-owned and franchisee-owned Ruth’s Chris restaurants, based on our analysis of current demand and our competitors penetration of those markets. Further, we believe there is potential for an additional 25 to 50 Ruth’s Chris restaurants in smaller markets in the United States. Therefore, we continue to evaluate opportunities to open new Ruth’s Chris restaurants in both new and existing markets.

Company-owned restaurants: We currently expect to open five to six company-owned restaurants per year in each of the next several years. We have signed leases for four locations due to open in 2005 and we are currently in negotiations with potential lessors in 12 locations in which we plan to open new restaurants.

Franchisee-owned restaurants: We expect new and existing franchisees to open three to four new Ruth’s Chris restaurants in 2005, including two that have already opened, and five to six new Ruth’s Chris restaurants in each of the next several years. Our franchise income, which consists of a 5% royalty fee on all sales from our franchisee-owned restaurants, totaled $9.5 million, comprising approximately 5% of our total revenues, in fiscal 2004.

Expand Relationships with New and Existing Franchisees

We intend to grow our franchising business by developing relationships with a limited number of new franchisees and by expanding the rights of existing franchisees to open new restaurants. We believe that building relationships with quality franchisees is a cost-effective way to strengthen the Ruth’s Chris brand and generate additional revenues. While franchisees opened ten Ruth’s Chris restaurants from 1999 to the end of 2004, we only granted one new franchisee right during that period, despite significant demand. We also intend to continue to focus on providing operational guidance to our franchisees, including the sharing of “best practices” from our company-owned restaurants.

Site Selection, Development and Design

Our evaluation of prospective restaurant sites includes analysis of population density, potential population growth and demographic characteristics of the surrounding area, as well as research concerning accessibility, visibility, surrounding traffic patterns, the number and proximity of competitive restaurants and the potential return on invested capital.

The costs of opening a new Ruth’s Chris Steak House depend upon, among other things, the location and size of the site and the extent of any renovation required. While we generally lease our company-owned restaurant sites, we own the land and building for eight company-owned restaurants. Our future plans include both leasing and owning restaurant locations, depending upon which alternative provides us with the highest return on our capital. For leased restaurants, we currently target an average cash investment of approximately $2.5 million per restaurant, net of tenant allowances but including pre-opening expenses.

Our designers use standard styles in our restaurant interiors, although each location is tailored to reflect local tastes and preferences. Our restaurants typically consist primarily of public seating, but we also have dining rooms in some of our restaurants that are available to customers for private dining functions.

Restaurant Locations

The following table sets forth information about our existing company-owned and franchisee-owned locations. We currently operate 39 company-owned restaurants and our franchisees operate 49 restaurants. Our company-owned restaurants range in size from approximately 6,000 to approximately 13,000 square feet. We expect that future restaurants will range in size from 7,000 to 9,000 square feet with approximately 220 to 250 seats.

Company-Owned Restaurants			Franchisee-Owned Restaurants
Year Opened	Locations	Property Leased or Owned	Year Opened	Locations
1965	New Orleans, LA	Owned	1976	Baton Rouge, LA
1972	Metairie, LA	Owned	1977	Portland, OR
1977	Lafayette, LA	Leased	1985	Austin, TX
1981	Dallas, TX	Leased	1985	Mobile, AL
1983	Washington, D.C.	Leased	1986	Nashville, TN
1984	Beverly Hills, CA	Leased	1986	Atlanta (Buckhead), GA
1985	Fort Lauderdale, FL	Owned	1987	Pittsburgh, PA
1986	Phoenix, AZ	Leased	1987	Hartford, CT
1986	Houston, TX	Owned	1988	Philadelphia, PA
1987	San Francisco, CA	Leased	1988	Seattle, WA
1987	N. Palm Beach, FL	Owned	1989	Honolulu, HI
1990	Weehawken, NJ	Leased	1989	Memphis, TN
1990	Scottsdale, AZ	Leased	1989	Las Vegas, NV
1992	Palm Desert, CA	Owned	1992	Baltimore, MD
1992	Minneapolis, MN	Leased	1992	Chicago, IL
1993	Arlington, VA	Leased	1992	Birmingham, AL
1993	Manhattan, NY	Leased	1993	San Antonio, TX
1994	San Juan, Puerto Rico	Leased	1993	Taipei, Taiwan
1994	San Diego, CA	Leased	1993	Richmond, VA
1995	Westchester, NY	Leased	1993	Cancun, Mexico
1996	Tampa, FL	Leased	1993	Sandy Springs, GA
1996	Bethesda, MD	Leased	1994	Las Vegas, NV
1997	Kansas City, MO	Leased	1994	Indianapolis, IN
1997	Irvine, CA	Leased	1995	Denver, CO
1997	Cleveland, OH	Leased	1995	Long Island, NY
1998	Parsippany, NJ	Leased	1995	Toronto, Canada
1998	Louisville, KY	Leased	1996	Taichung, Taiwan
1999	Columbus, OH	Owned	1996	Troy, MI
1999	Coral Gables, FL	Leased	1996	Mexico City, Mexico
1999	Winter Park, FL	Leased	1996	Indianapolis, IN
2000	Sarasota, FL	Owned	1997	Jacksonville, FL
2000	Del Mar, CA	Leased	1997	Raleigh, NC
2000	Boca Raton, FL	Leased	1997	Hong Kong
2001	Orlando, FL	Leased	1998	Annapolis, MD
2001	Greensboro, NC	Leased	1998	Northbrook, IL
2002	Woodland Hills, CA	Leased	1998	Maui, HI
2002	Fairfax, VA	Leased	1999	Atlanta (Centennial Park), GA
2002	Washington, D.C. (Conv.)	Leased	1999	Ponte Vedra, FL
2003	Walnut Creek, CA	Leased	2000	Pikesville, MD
			2000	San Antonio (Sunset), TX
			2000	Wailea, HI
			2001	Kaohsiung, Taiwan
			2001	King of Prussia, PA
			2001	Queensway, Hong Kong
			2001	Cabo San Lucas, Mexico
			2002	Bellevue, WA
			2003	Mississauga, Canada
			2005	Virginia Beach, VA
			2005	Baltimore, MD

We have also entered into lease commitments to develop four new company-owned restaurants in Biloxi, Mississippi, Boston, Massachusetts, Roseville, California and Sacramento, California, and franchisees currently have lease commitments to develop two additional franchisee-owned restaurants in Charlotte, North Carolina and Atlantic City, New Jersey.

Menu

Our menu features a broad selection of high-quality USDA Prime grade steaks and other premium offerings served in Ruth’s Chris signature fashion—“sizzling” and topped with seasoned butter—complemented by other traditional menu items inspired by our New Orleans heritage. USDA Prime is a meat grade label which refers to the evenly distributed marbling that enhances the flavor of the steak. Our menu also includes premium quality lamb chops, veal chops, fish, chicken and lobster. Steak and seafood combinations and a vegetable platter are also available at selected restaurants. Dinner entrees are generally priced from $18.00 to $38.00. Five company-owned restaurants are open for lunch and offer entrees generally ranging in price from $11.00 to $24.00. Our core menu is similar at all of our restaurants. We occasionally introduce new items such as specials that allow us to give our guests additional choices while taking advantage of fresh sourcing and advantageous cost opportunities.

We offer six to ten standard appetizer items, including New Orleans-style barbequed shrimp, mushrooms stuffed with crabmeat, shrimp remoulade, Louisiana seafood gumbo, onion soup au gratin, as well as six to eight different salads. We also offer eight to ten types of potatoes and eight types of vegetables as side dishes ranging in price from $6.00 to $8.00. For dessert, creme brulee, bread pudding with whiskey sauce, chocolate sin cake, fresh seasonal berries with sweet cream sauce and other selections are available for $6.00 to $8.00 each.

Our wine list features bottles typically ranging in price from $28 to $700. Individual restaurants supplement our 150-bottle core wine list with a minimum of 50 additional selections that reflect local market tastes. Most of our restaurants also offer approximately 30 to 40 wines-by-the-glass and numerous beers, liquors and alcoholic dessert drinks. Bottled wines account for approximately 70% of total wine sales.

Purchasing

Our ability to maintain consistent quality throughout our restaurants depends in part upon our ability to acquire food and other supplies from reliable sources in accordance with our specifications. Purchasing at the restaurant level is directed primarily by the chef, who is trained in our purchasing philosophy and specifications, and who works with our regional and corporate managers to ensure consistent sourcing of meat, fish, produce and other supplies. Each of our restaurants also has an in-store beverage manager who is responsible for purchasing wines based on guest preferences, market availability and menu content.

During 2004, we purchased more than 85%, and during the first quarter of fiscal 2005 we purchased more than 90%, of the beef we used in our company-owned restaurants from one vendor, New City Packing Company, Inc., with which we have no long-term contractual arrangement. In addition, we recently entered into a long-term distribution arrangement with a national food and restaurant supply distributor, Commissary Operations, Inc., which purchases products for us from various suppliers and through which 31 of our company-owned restaurants receive a significant portion of their food supplies.

Restaurant Operations and Management

Our Chief Operating Officer has primary responsibility for managing our company-owned restaurants and participates in analyzing restaurant-level performance and strategic planning. Each of our six regional vice presidents supervises restaurant operations at six to eight company-owned restaurants and has oversight responsibility for franchise-owned restaurants in his or her region.

Our typical company-owned restaurant employs five managers, including a general manager, two front-of-house managers, a chef and an assistant chef. Our company-owned restaurants also typically have approximately 60 hourly employees. The general manager of each restaurant has primary accountability for ensuring compliance with our operating standards. The front-of-the-house managers assist the general manager in the day-to-day operations of the restaurant and are directly responsible for the supervision of the bar, host, server, runner and busser personnel. The chef supervises and coordinates all back-of-the-house operations, including ensuring that our quality standards are being met and maintaining a safe, efficient and productive work environment.

We believe that the compensation we pay our managers and employees is comparable to that provided by other fine dining steakhouses, and because many of our restaurants are open during dinner hours only, we pay many of our employees hourly wages that exceed those of many of our competitors. We believe that our compensation policies allow us to attract quality personnel and retain them at turnover rates considerably lower than those generally experienced by fine dining restaurants.

Quality Control

We strive to maintain quality and consistency in our company-owned restaurants through careful training and supervision of personnel and standards established for food and beverage preparation, maintenance of facilities and conduct of personnel. The primary goal of our training and supervision programs is to encourage our employees to display the characteristics of our brand and values that distinguish us from our competitors. Restaurant managers in our company-owned restaurants must complete a training program that is typically seven weeks long, during which they are instructed in multiple areas of restaurant management, including food quality and preparation, customer service, alcoholic beverage service, liquor regulation compliance and employee relations. Restaurant managers also receive operations manuals relating to food and beverage preparation and restaurant operations. We instruct chefs and assistants on safety, sanitation, housekeeping, repair and maintenance, product and service specifications, ordering and receiving food products and quality assurance. General managers provide all other employee training at the restaurants. We require that all restaurant-level employees be certified by us as able to demonstrate knowledge of our standards and our operating philosophy.

On a daily basis, the chef, together with our managers, oversees a line check system of quality control and must complete a quality assurance checklist verifying the flavor, presentation and proper temperature of the food. We retain outside consultants to perform quality assessments not less than four times per year of the front-of-the-house operations of company-owned and franchisee-owned restaurants. During these assessments, unidentified two person teams dine in our restaurants and evaluate food quality, customer service and general restaurant operations through alternating weekday and weekend visits. The consultants complete a standard checklist and provide us with a written critique. In addition, our regional vice presidents perform systemwide quality assessments of all aspects of restaurant operations, with a focus on back-of-the-house functions.

Marketing and Promotions

The goals of our marketing efforts are to increase comparable restaurant sales by attracting new guests, increase the frequency of visits by our current guests, improve brand recognition in new markets or markets where we intend to open a restaurant and to communicate the overall uniqueness, value and quality exemplified by the Ruth’s Chris brand. We use multiple media channels to accomplish these goals, and have recently increased our national advertising through increased television, radio and online marketing. We complement our national advertising with targeted local media such as outdoor and airport directional posters and tourist publications. The primary focus of our advertising is to increase awareness of our brand and our overall reputation for quality and service.

Advertising

In fiscal 2004 we spent $4.6 million, or 66.7% of our total advertising expenditures, and in the first quarter of fiscal 2005, we spent $0.9 million, or 37.5% of our total advertising expenditures, on local media and local events. This local media spending was split between local tourist, entertainment and business magazines, outdoor billboards and airport dioramas, local radio and television, internet media and local community events such as golf tournaments, arts gatherings and charitable organizations. In fiscal 2004, we spent approximately $2.3 million, or 33.3% of our total advertising expenditures, and in the first quarter of fiscal 2005, we spent approximately $1.5 million, or 62.5% of our total advertising expenditures, on national media. We advertise nationally on television programming consistent with the demographics of our clientele (e.g., Hannity & Colmes, Hardball with Chris Matthews, Lou Dobbs Tonight, The O’Reilly Factor and other programs, on stations such as CNN, Fox News Channel and MSNBC).

Our current “Just Follow the Sizzle” advertising campaign is integrated into all marketing communications. This message is integrated into all marketing communications including television, radio, print and outdoor advertisement. In addition, we use our website, www.ruthschris.com, to help increase our brand identity and facilitate online reservations and gift card sales. We also use marketing cooperatives that provide us and many of our franchisees with better marketing leverage. Many of our locations also schedule events to strengthen community ties and increase local market presence. Our franchisees also conduct their own local advertising campaigns.

Gift Cards

We sell Ruth’s Chris gift cards at our restaurants, through our toll-free reservation system and on our website. Our patrons frequently purchase gift cards for holidays, including Christmas, Hanukkah, Valentine’s Day, Mothers’ Day and Fathers’ Day, and other special occasions such as birthdays, graduations and anniversaries. These gift cards have become popular as holiday gifts and among business professionals celebrating promotions. In fiscal 2004, systemwide gift card sales were approximately $26.3 million, representing an 18.4% increase over fiscal 2003, and in the first quarter of fiscal 2005, systemwide gift card sales were approximately $4.2 million, representing a 15.8% increase over the first quarter of fiscal 2004. Ruth’s Chris gift cards are redeemable at both company- and franchisee-owned restaurants.

Franchisee Program and Relationship

Our 49 franchisee-owned restaurants are owned by 16 franchisees, with the three largest franchisees owning eight, five and four restaurants, respectively. Prior to 2004, each franchisee entered into a ten-year franchise agreement with three ten-year renewal options for each restaurant. Each agreement grants the franchisee territorial protection, with the option to develop a certain number of restaurants in their territory. Our franchise agreements generally include termination clauses in the event of nonperformance by the franchisee and non-compete clauses if the agreement is terminated. To date, only one franchisee has had its franchise agreement terminated as a result of nonperformance.

Under our franchise program, we offer certain services and licensing rights to the franchisee to help maintain consistency in systemwide operations. Our services include training of personnel, site selection and construction assistance, providing the new franchisee with standardized operations procedures and manuals, business and financial forms, consulting with the new franchisee on purchasing and supplies and performing supervisory quality control services. We conduct reviews of our franchisee-owned restaurants on an ongoing basis, in order to ensure compliance with our standards.

Under our new franchise program, each franchise arrangement consists of an area development agreement and a separate franchise agreement for each restaurant. Our new form of area development agreement grants exclusive rights to a franchise to develop a minimum number of restaurants in a defined area, typically during a five year period. Individual franchise agreements govern the operation of each restaurant opened and have a 20-year term with two renewal options each for additional 10-year terms if certain conditions are met. Our new form franchise agreement will require franchisees to pay a 5% royalty on gross revenues plus a 1% advertising fee applied to national advertising expenditures. Under our prior form of franchise agreement, franchisees pay a 5% royalty on gross revenues, of which we have applied 1% to national advertising.

Under our new form of area development agreement, we collect a $50,000 development fee for each restaurant the franchisee has rights to develop. Under our new form of the franchise agreement, we collect an additional $50,000 franchise fee at the time of executing the franchise agreement for each restaurant. To date, we have used our new form agreement with one new franchisee and two existing franchisees.

Our existing domestic franchisees have options to develop an aggregate of sixteen additional restaurants, if at the time of development they are in operational and financial compliance with our requirements. Our existing franchise agreements signed before 2004 generally limit the number of restaurants each of our franchisees can develop to two. We expanded our domestic franchise base in 2004 by first offering existing franchisees the opportunity to open additional restaurants in their existing territories. In order to obtain these new rights, existing franchisees will be provided a new Uniform Franchise Offering Circular (“UFOC”) and shall be required to sign our new form of area development and franchise agreement which commits the franchisee to a store development schedule. We also approved the expansion of our existing franchise base by offering additional area development and franchise rights to existing franchisees, one of which was signed in early 2005. New franchise rights will be sold pursuant to the new UFOC and franchise agreement described above, which enables us to better manage the growth of our franchise system. These new franchises will be sold for domestic and international locations that are not efficient for us to manage, and we anticipate opening five to six franchise restaurants per year over the next several years.

Information Systems and Restaurant Reporting

All of our restaurants use computerized point-of-sale systems, which are designed to improve operating efficiency, provide corporate management timely access to financial and marketing data and reduce restaurant and corporate administrative time and expense. These systems record each order and print the food requests in the kitchen for the cooks to prepare. The data captured for use by operations and corporate management include gross sales amounts, cash and credit card receipts and quantities of each menu item sold. Sales and receipts information is generally transmitted to the corporate office daily, where it is reviewed and reconciled by the accounting department before being recorded in the accounting system. All restaurants have personal computers and use spreadsheet tools to calculate ideal food cost and compare those costs to actual food costs.

Our corporate systems provide management with operating reports that show company-owned restaurant performance comparisons with budget and prior year results. These systems allow us to monitor company-owned restaurant sales, food and beverage costs, labor expense and other restaurant trends on a regular basis.

Service Marks and Trademarks

We have registered the marks “Ruth’s Chris,” “U.S. Prime,” “Home of Serious Steaks” and our “Ruth’s Chris Steak House, U.S. Prime” logo and other trademarks and service marks used by our restaurants with the United States Patent and Trademark Office and in the four foreign countries in which our restaurants operate. We are not aware of any infringing uses that could materially affect our business. We believe that our trademarks and service marks are valuable to the operation of our restaurants and are important to our marketing strategy.

Seasonality

Our business is subject to seasonal fluctuations. Historically, the percentage of our annual revenues earned during the first and fourth fiscal quarters have been higher due, in part, to increased restaurant sales during the year-end holiday season.

Properties

Our company-owned restaurants are generally located in spaces leased by wholly-owned direct or indirect subsidiaries of Ruth’s Chris Steak House, Inc. Restaurant lease expirations, including renewal options, range from approximately two years to 25 years. Thirty-three of our leases provide for an option to renew for terms ranging from approximately five years to 15 years. Historically, we have not had difficulty in renewing our leases in a timely manner. Restaurant leases provide for a specified annual rent, and some leases call for additional or contingent rent based on sales volumes over specified levels.

We currently own the real estate for eight restaurants: New Orleans (7,600 square feet) and Metairie (8,000 square feet), Louisiana; Ft. Lauderdale (7,800 square feet), Palm Beach (7,200 square feet) and Sarasota (7,400 square feet), Florida; Houston, Texas (7,200 square feet); Columbus, Ohio (8,100 square feet); and Palm Desert, California (6,800 square feet).

In addition to the restaurants set forth under “Business—Restaurant Locations,” we own a 35,004 square foot, three-story office building in Metairie, Louisiana, a portion of which is used to house our corporate headquarters. We rent the remainder to another entity. We currently expect to relocate our corporate headquarters to a new facility within the next 24 months.

Employees

As of March 27, 2005, we had 2,747 employees, of whom 2,491 were hourly restaurant employees, 206 were salaried restaurant employees engaged in administrative and supervisory capacities and 50 were corporate and office personnel. None of our employees is covered by a collective bargaining agreement. We believe that we have good relations with our employees.

Government Regulation

We are subject to extensive federal, state and local government regulation, including regulations relating to public health and safety, zoning and fire codes and the sale of alcoholic beverages and food. We maintain the necessary restaurant, alcoholic beverage and retail licenses, permits and approvals. The development and construction of additional restaurants will also be subject to compliance with applicable zoning, land use and environmental laws. Federal and state laws govern our relationship with our employees, including laws relating to minimum wage requirements, overtime, tips, tip credits and working conditions. A significant number of our hourly employees are paid at rates related to the federal minimum wage.

The offer and sale of franchises is subject to regulation by the FTC and many states. The FTC requires that we furnish to prospective franchisees a franchise offering circular containing prescribed information. A number of states also regulate the sale of franchises and require state registration of franchise offerings and the delivery of a franchise offering circular to prospective franchisees. Our noncompliance could result in governmental enforcement actions seeking a civil or criminal penalty, rescission of a franchise, and loss of our ability to offer and sell franchises in a state, or a private lawsuit seeking rescission, damages and legal fees.

Competition

The restaurant business is highly competitive and highly fragmented, and the number, size and strength of our competitors vary widely by region. We believe that restaurant competition is based on, among other things, quality of food products, customer service, reputation, restaurant location, name recognition and price. Our restaurants compete with a number of fine dining steakhouses within their markets, both locally owned restaurants and restaurants within regional or national chains. The principal fine dining steakhouses with which we compete are Fleming’s, The Capital Grille, Smith & Wollensky, The Palm, Del Frisco’s and Morton’s of Chicago. Many of our competitors are better established in certain of our existing markets and/or markets into which we intend to expand.

Legal Proceedings

We are party to various legal actions arising in the ordinary course of our business. These legal actions cover a wide variety of claims spanning our entire business including disputes with our franchisees, employees or prospective employees and others that arise from time to time in the ordinary course of business. In October 2003 and November 2004, we were named as a defendant in two related actions: Miller v. Ruth’s Chris Steak House, Inc., in the Superior Court of California in Orange County; and Harrington v. Ruth’s Chris Steak House, Inc., in the Superior Court of California in Los Angeles County. In each case, the plaintiffs sought to certify a class of former and current California hourly wage employees alleging that we engaged in unlawful conduct by failing to comply with meal and rest period requirements in violation of the California Labor Code. The parties in both cases mediated the disputes in March 2005 and have negotiated a “Memorandum of Understanding” outlining the terms of a $1.625 million global settlement of all pending claims, which is awaiting approval by the respective courts. We have accrued a reserve as of December 26, 2004 that is adequate to cover amounts in the settlement agreement. We believe our restaurants in California, and in states with similar laws, are now complying with meal and rest period requirements. There are currently no other material legal proceedings against us.

MANAGEMENT

Directors and Executive Officers

Set forth below are the name, age, position and a brief account of the business experience of each of our directors and executive officers as of July 22, 2005.

Name	Age	Position
Craig S. Miller	55	President, Chief Executive Officer and Director

Geoffrey D. K. Stiles	52	Executive Vice President, Operations and Chief Operating Officer

Anthony M. Lavely	63	Senior Vice President, Marketing and Business Development

Thomas J. Pennison, Jr.	37	Vice President, Finance and Chief Financial Officer

David L. Cattell	55	Vice President, Development and Construction and Chief Development Officer

James G. Cannon	43	Vice President, Culinary Operations

Daniel H. Hannah	57	Vice President, New Business Development

Dione M. Heusel	43	Vice President, Human Resources

Thomas E. O’Keefe	44	Vice President and General Counsel

Robin P. Selati	39	Chairman of the Board

Carla R. Cooper	55	Director

Bannus B. Hudson	59	Director

Alan Vituli	63	Director

Craig S. Miller has served as our President and Chief Executive Officer and as a member of our board of directors since March 2004. Prior to that, from October 2002 to March 2004, Mr. Miller was the founder and Chairman of Miller Partners Restaurant Solutions, Inc. From October 2001 to October 2002, Mr. Miller served as President and Chief Executive Officer of Furr’s Restaurant Group. In January 2003, Furr’s Restaurant Group filed for bankruptcy protection under chapter 11 of the U.S. Bankruptcy Code. From October 1996 to October 2001, Mr. Miller served as President and Chief Executive Officer of Uno Restaurant Corporation. Prior to October 1996, Mr. Miller held various executive level positions with Uno Restaurant Corporation. Mr. Miller is a member of the Board of the National Restaurant Association (the “Association”), as well as a member of the Board of Trustees for the Association’s Educational Foundation. Mr. Miller was elected Chairman of the Association and began his one year term in that office in May 2005.

Geoffrey D. K. Stiles has served as our Executive Vice President, Operations and Chief Operating Officer since November 2003. From April 2003 to November 2003, Mr. Stiles was employed as a consultant by one of our franchisees. Mr. Stiles previously served as our Director of Operations from January 2001 to April 2003. Prior to joining us, Mr. Stiles served in executive and senior management positions at several restaurant groups, including Capitol Restaurant Concepts, Inc., Bertolini’s Restaurants Inc., Romano’s Macaroni Grill and the Olive Garden.

Anthony M. Lavely has served as our Senior Vice President, Marketing and Business Development since August 2004. From March 1996 to August 2004, Mr. Lavely served as President of Odyssey Management. Prior to March 1996, Mr. Lavely served in executive and senior management positions (with responsibilities for marketing and product development) at Burger King, Long John Silver’s and Domino’s Pizza.

Thomas J. Pennison, Jr. has served as our Vice President, Finance and Chief Financial Officer since April 2004. From February 1998 to April 2004, Mr. Pennison served as our Vice President, Finance. From October 1996 to January 1998, Mr. Pennison served as our Director of Finance. From April 1994 to October 1996, Mr. Pennison served as Assistant Corporate Controller of Casino Magic Corp., with primary responsibilities for corporate finance and SEC reporting. From January 1991 to April 1994, Mr. Pennison was at the public accounting firm KPMG LLP.

David L. Cattell has served as our Vice President, Development and Construction and Chief Development Officer since September 2004. From January 2000 to January 2004, Mr. Cattell served as Vice President of Restaurant Development at Metromedia Restaurant Group. From 1981 to 1995, Mr. Cattell directed and managed real estate, construction, architecture and engineering functions for Kentucky Fried Chicken as Vice President of Restaurant Development.

James G. Cannon has served as our Vice President, Culinary Operations since June 2002 and served as our Director of Culinary Operations from June 1999 to June 2002. From September 1995 to November 1998, Mr. Cannon served as Vice President of Research and Development for Houlihan’s Restaurant Group. Mr. Cannon is a graduate of the California Culinary Academy and has served as a Chef at several restaurants, including the Conservatory—a four-star restaurant in Dallas, Texas and The French Room in the Adolphus Hotel in Dallas, Texas.

Daniel H. Hannah has served as our Vice President, New Business Development since June 2004. From November 2002 to October 2003, Mr. Hannah served as Vice President of Franchise Operations for Famous Dave’s of America. From August 2001 to September 2002, Mr. Hannah served as the Vice President, Franchise Division of Al Copeland’s Investments, Inc. Prior to that, Mr. Hannah served in various capacities with Copeland’s, Uno Restaurant Corporation, Bistro Management Group and Carlson Restaurants Worldwide.

Dione M. Heusel has served as our Vice President, Human Resources since July 2004. From October 2000 to May 2004, Ms. Heusel served as Director of Human Resources for Saks Fifth Avenue. From August 1998 to July 2000, Ms. Heusel served as Regional Director of Human Resources for Sydran Services, LLC and from 1991 to 1998 Ms. Heusel served as the Director of Diversity and Employee Relations for Ruby Tuesday, Inc.

Thomas E. O’Keefe has served as our Vice President and General Counsel since March 2005. From October 2003 to March 2005, Mr. O’Keefe was engaged in the private practice of law as a sole practitioner practicing in the areas of franchise, product distribution, antitrust and general corporate law. From August 1993 to September 2003, Mr. O’Keefe was Vice President and General Counsel to G.C. & K. B. Investments, Inc. d/b/a “SpeeDee Oil Change & Tune-Up,” an international franchisor of automobile service centers. From 1991 to 1993, Mr. O’Keefe served as Corporate Counsel to AFCE, Inc. d/b/a “Popeyes and Church’s Chicken,” an international franchisor of quick-service restaurants.

Robin P. Selati has served as a member of our board of directors since September 1999. Mr. Selati is a Managing Director of Madison Dearborn and joined the firm in 1993. Before 1993, Mr. Selati was with Alex. Brown & Sons Incorporated. Mr. Selati currently serves on the Board of Directors of Beverages & More, Inc., Carrols Holdings Corporation, Cinemark, Inc., Family Christian Stores, Inc., NWL Holdings, Inc., Peter Piper, Inc., Pierre Foods, Inc. and Tuesday Morning Corporation.

Carla R. Cooper has served as a member of our board of directors since December 2003. Since November 2003, Ms. Cooper has served as Senior Vice President of Quaker, Tropicana and Gatorade Sales for PepsiCo, Inc. From February 2001 to October 2003, Ms. Cooper served as President of Kellogg Company’s Natural and Frozen Foods Division. From February 2000 to February 2001, Ms. Cooper was Senior Vice President and General Manager of Foodservice for Kellogg Company. From June 1988 to November 2000, Ms. Cooper was employed in various positions with Coca-Cola USA, including as Vice President, Customer Marketing.

Bannus B. Hudson was elected to our board of directors in June 2005. Mr. Hudson has served as President and Chief Executive Officer of Beverages & More, Inc., an affiliate of Madison Dearborn, since October 1997 and as Chairman of the Board of Beverages & More, Inc. since November 1998.

Alan Vituli has served as a member of our board of directors since December 2003. Mr. Vituli has served as Chairman of the Board of Directors of Carrols Holdings Corporation, an affiliate of Madison Dearborn, since 1986 and as Chief Executive Officer of Carrols Holdings Corporation since 1992.

Family Relationships

There are no family relationships between any of our executive officers or directors.

Board Composition

Our amended and restated certificate of incorporation provides that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Initially, our board of directors will consist of five members. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. The term of office for each director will be until his successor is elected and qualified or until his earlier death, resignation or removal. Shareholders will elect directors each year at our annual meeting.

Our current board of directors consists of five members. Our board of directors has determined that all of our current directors, with the exception of Mr. Miller, satisfy the “independence” requirements of the Nasdaq Stock Market.

Board Committees

Our board currently has an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors has adopted written charters for each of these committees which, following this offering, will be available on our website. The composition, duties and responsibilities of these committees are set forth below. Committee members will hold office for a term of one year. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee. The audit committee is responsible for (1) selecting the independent auditors, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press release, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management’s response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (12) reporting regularly to the full board of directors.

Our audit committee consists of Mr. Vituli, as chairman, Ms. Cooper and Mr. Hudson, each of whom satisfy the audit committee independence requirements of the Nasdaq Stock Market. Our board of directors has determined that Mr. Vituli will qualify as an “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K.

Compensation Committee. The compensation committee is responsible for (1) reviewing key employee compensation goals, policies, plans and programs, (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers, (3) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (4) reviewing and consulting with the board on the selection of the chief executive officer and evaluation of such officer’s executive performance and other related matters, (5) administration of stock plans and other incentive compensation plans, (6) approving overall compensation policies for the entire company and (7) such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. Our compensation committee currently consists of Mr. Selati, as chairman, and Ms. Cooper, each of whom satisfy the independence requirements of the Nasdaq Stock Market.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee’s purpose is to assist our board by identifying individuals qualified to become members of our board of directors consistent with criteria set by our board and to develop our corporate governance principles. This committee’s responsibilities will include: (1) evaluating the composition, size and governance of our board of directors and its committees and make recommendations regarding future planning and the appointment of directors to our committees, (2) establishing a policy for considering stockholder nominees for election to our board of directors, (3) evaluating and recommending candidates for election to our board of directors, (4) overseeing our board of directors performance and self-evaluation process and developing continuing education programs for our directors, (5) reviewing our corporate governance principles and policies and providing recommendations to the board regarding possible changes, and (6) reviewing and monitoring compliance with our code of ethics and our insider trading policy. Our nominating and corporate governance committee will consist of at least two directors, each of whom will satisfy the independence requirements of the Nasdaq Stock Market.

Other Committees. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee is currently an officer or employee of our company. There is no interlocking relationship between any of our executive officers and compensation committee, on the one hand, and the executive officers and compensation committee of any other companies, on the other hand, nor has any such interlocking relationship existed in the past.

Director Compensation

It is anticipated that upon the closing of this offering, directors who are also our employees will receive no compensation for serving as directors. Non-employee directors, other than Mr. Selati, will receive an annual fee in the amount of $35,000 ($42,000 for the chairman of the audit committee). We also expect to reimburse all directors for reasonable out-of-pocket expenses they incur in connection with their service as directors. Our directors will also be eligible to receive stock options and other equity-based awards when, as and if determined by the compensation committee pursuant to the terms of the 2005 Long-Term Equity Incentive Plan. See “—2005 Long-Term Equity Incentive Plan.”

Executive Compensation

The following table sets forth the compensation for our President and Chief Executive Officer and our next four most highly compensated executive officers (who we refer to collectively as the “named executive officers” in this prospectus) during the year ended December 26, 2004.

	Annual Compensation					Long-Term Compensation		All Other Compensation
	Year	Salary	Bonus	Other Annual Compensation(1)		Restricted Stock Awards	Securities Underlying Options
Name and Principal Position
Craig S. Miller(2)	2004	$300,000	$155,385	$71,386	(3)	—	—	$—
President and Chief Executive Officer
Geoffrey D. K. Stiles	2004	$250,000	$111,100	$—		—	—	$—
Executive Vice President, Operations and Chief Operating Officer
Thomas J. Pennison, Jr.	2004	$154,807	$60,309	$—		—	—	$—
Vice President, Finance and Chief Financial Officer
James G. Cannon	2004	$152,337	$53,882	$31,281	(4)	—	—	$—
Vice President, Culinary Operations
Daniel H. Hannah(5)	2004	$67,307	$24,745	$60,777	(6)	—	16,602	$—
Vice President, New Business Development

(1)	Includes compensation paid for automobile allowance, relocation expenses and payments toward life and health insurance.
(2)	Mr. Miller joined us in March 2004. Amounts shown in this table reflect compensation earned between the date of hire and December 31, 2004.
(3)	Consists of relocation expenses of $62,639, COBRA insurance payments of $2,447 and an auto allowance payment of $6,300.
(4)	Consists of relocation expenses of $25,758 life insurance payments of $123 and an auto allowance payment of $5,400.
(5)	Mr. Hannah joined us in June 2004. Amounts shown in this table reflect compensation earned between the date of hire and December 31, 2004.
(6)	Consists of relocation expenses of $55,927, COBRA insurance payments of $1,966 and an auto allowance of $2,885.

Option Grants in Last Fiscal Year

The following table sets forth information regarding stock options granted in 2004 under our 2000 Stock Option Plan to each of our named executive officers. The potential realizable value is calculated assuming the fair market value of the common stock appreciates at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. These gains are based on assumed rates of appreciation compounded annually from the dates the respective options were granted to their expiration date based on an initial public offering price of $16.00, minus the per share exercise price of $0.48. Annual rates of stock price appreciation of 5% and 10% from the initial offering price is assumed pursuant to rules of the SEC. The actual stock price will appreciate over the term of the options at assumed 5% and 10% levels or any other defined level. Actual gains, if any, on exercised stock options will depend on the future performance of our common stock.

Name	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employees in 2004	Per Share Exercise Price	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Options Term
					5%	10%
Craig S. Miller	—	—	—	—	—	—
Geoffrey D. K. Stiles	—	—	—	—	—	—
Thomas J. Pennison, Jr	—	—	—	—	—	—
James G. Cannon	—	—	—	—	—	—
Daniel H. Hannah	16,602	100%	$0.48	November 18, 2014	$404,083	$618,452

Option Exercises and Year End Values

The following table shows information concerning the number and value of unexercised options held by each of our named executive officers at December 26, 2004. The fiscal year-end value of unexercised in-the-money options listed below has been calculated based on the initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover of this prospectus, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

			Number of Unexercised Options at December 26, 2004		Value of Unexercised In-the-Money Options at December 26, 2004
Name	Shares Acquired On Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Craig S. Miller	—	—	—	—	$—	$—
Geoffrey D. K. Stiles	—	—	—	—	$—	$—
Thomas J. Pennison, Jr	—	—	10,293	83	$159,728	$1,288
James G. Cannon.	—	—	12,867	104	$199,672	$1,614
Daniel H. Hannah	—	—	346	16,257	$5,369	$252,308

Employment Agreements

In June 2004, we and Craig Miller signed a letter of understanding outlining the terms by which Mr. Miller would serve as our President and Chief Executive Officer and a member of our board of directors. Mr. Miller’s current annual salary is $400,000. In addition, Mr. Miller’s employment agreement provides that he may receive an annual bonus of up to 50% of his base salary. In addition, our board of directors has implemented an informal incentive framework under which Mr. Miller’s annual bonus may be increased to a maximum of 112.5% of his annual base salary. In each case, the amount of Mr. Miller’s annual bonus is based upon the satisfaction of certain financial performance criteria determined by our board. Mr. Miller was entitled to receive a minimum bonus of $100,000 for fiscal year 2004. In November 2004, Mr. Miller also purchased 645,724 shares of our common stock, then equal to 4.5% of our fully diluted common stock, for a price of less than $0.01 per share pursuant to our 2004 Restricted Stock Plan, which common stock vested in part upon purchase and otherwise vests on a daily basis over the first five years of Mr. Miller’s employment. If Mr. Miller’s employment is terminated by us without “cause,” or by Mr. Miller for “good reason” (as those terms are defined in his agreement) during the employment term, then Mr. Miller will be entitled to continue to receive his base salary for twelve months after the date of such termination. Mr. Miller has agreed not to compete with us or solicit any of our employees or persons with whom we have certain business relationships for twenty-four months following his termination, if Mr. Miller’s employment is terminated by us without “cause” or by Mr. Miller for “good reason” (as those terms are defined in his agreement), or for twelve months in all other cases.

In October 2003, we and Geoffrey Stiles entered into an employment agreement under which Mr. Stiles will serve as our Executive Vice President. The agreement carries a three year term, expiring November 3, 2006. Mr. Stiles’ current annual salary is $265,000, subject to annual reviews, salary adjustments and incentive plans as determined by our board of directors. In November 2004, Mr. Stiles also purchased 143,485 shares of our common stock, then equal to 1.0% of our fully diluted common stock, for a price of less than $0.01 per share pursuant to our 2004 Restricted Stock Plan, which common stock vested in part upon purchase and otherwise vests on a daily basis over the first five years of Mr. Stiles’ employment. If Mr. Stiles’ employment agreement is terminated by us without “good faith and sufficient cause” (as those terms are defined in his agreement) during his employment term, then Mr. Stiles will be entitled to receive severance payments for twelve months after the date of his termination at his salary rate at the time of his termination.

2004 Restricted Stock Plan

The 2004 Restricted Stock Plan provides for the grant of up to 1,167,487 shares of restricted stock to our officers, directors and employees and other persons who provide services to us, all of which were issued during

2004. This plan is administered by a committee of our board of directors, and, in the committee’s absence, by our board of directors. This plan provides for the grant of shares of our common stock that may not be sold or disposed of, and that may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period set forth in each restricted stock agreement as determined by our board of directors. Other than the foregoing, participants generally have all of the rights of a stockholder, unless the board determines otherwise. Each restricted stock agreement sets forth a vesting schedule, over which time the shares will vest in the holder thereof, and no longer be subject to the restrictions contained in the restricted stock agreement (other than a right of first refusal of the company in the case of a proposed transfer and a drag along right of the company in a proposed sale of the company approved by our board or a majority of our stockholders). The plan provides that shares of restricted stock not yet vested will vest upon a change in control. Upon a termination of employment, the company, and to the extent not exercised by the company, certain of our stockholders, have the right to acquire shares that have vested pursuant to this plan. All shares of restricted stock were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant.

2000 Stock Option Plan

The 2000 Stock Option Plan provides for the grant of nonqualified stock options to our directors, officers and employees and other persons who provide services to us. A total of 1,765,981 shares of common stock are reserved for issuance under this plan. As of March 27, 2005, we have granted options to purchase 1,212,221 shares of common stock under this plan. These options vest pro rata on a daily basis over a five year period. Options granted under the 2000 Stock Option Plan are generally not transferable by the optionee, and must be exercised within 30 days after the end of an optionee’s status as an employee, director or consultant of ours (other than a termination by us for cause, as defined in the 2000 Stock Option Plan), within 180 days after such optionee’s termination by death or disability, or within 90 days after such optionee’s retirement, but in no event later than the expiration of the option term. All options were granted at or above the fair market value of our common stock, as determined by our board of directors, on the date of grant. The term of all options granted under the 2000 Stock Option Plan may not exceed ten years. We anticipate that all future option grants will be made under our 2005 Long-Term Equity Incentive Plan, discussed below, and we do not intend to issue any further options under the 2000 Stock Option Plan.

2005 Long-Term Equity Incentive Plan

Prior to the closing of this offering, we intend to adopt the Ruth’s Chris Steak House, Inc. 2005 Long-Term Equity Incentive Plan. The equity incentive plan provides for grants of stock options, restricted stock, restricted stock units, deferred stock units and other equity-based awards. Directors, officers and other employees of Ruth’s Chris Steak House, Inc., as well as others performing services for us, will be eligible for grants under the plan. The purpose of the equity incentive plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.

A total of 2,362,500 shares of our common stock, representing approximately 10% of our outstanding common stock after the offering on a fully-diluted basis, will be available for issuance under the equity incentive plan. The number of shares available for issuance under the equity incentive plan is subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, authorized and unissued or held as treasury shares.

The compensation committee of our board of directors will administer the equity incentive plan. Our board also has the authority to administer the plan and to take all actions that the compensation committee is otherwise authorized to take under the plan. We anticipate that in connection with the offering, we will grant options to purchase an aggregate of 350,000 shares of our common stock to approximately 116 employees and one director. All of these options will have an exercise price equal to the initial public offering price of the common stock in this offering, and will be subject to pro rata vesting on a daily basis over a five-year period.

The following is a summary of the material terms of the equity incentive plan, but does not include all of the provisions of the plan. For further information about the plan, we refer you to the equity incentive plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Eligibility. Our directors, officers and employees, as well as other individuals performing services for us, will be eligible to receive grants under the equity incentive plan. However, only employees may receive grants of incentive stock options. In each case, the compensation committee will select the actual grantees.

Stock Options. Under the equity incentive plan, the compensation committee or the board may award grants of incentive stock options conforming to the provisions of Section 422 of the Internal Revenue Code, and other, non-qualified stock options. The compensation committee may not, however, award to any one person in any calendar year options to purchase more than 1,181,250 shares of common stock, and it may not award incentive stock options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000, determined at the time of grant.

The exercise price of an option granted under the plan may not be less than 100% of the fair market value of a share of common stock on the date of grant, and the exercise price of an incentive stock option awarded to a person who owns stock constituting more than 10% of the company’s voting power may not be less than 110% of such fair market value on such date.

Unless the compensation committee determines otherwise, the exercise price of any option may be paid in any or in any combination of the following ways:

•	in cash,

•	by delivery of shares of common stock with a fair market value on the date of exercise equal to the exercise price, and/or

•	by simultaneous sale through a broker of shares of common stock acquired upon exercise.

If a participant elects to deliver shares of common stock in payment of any part of an option’s exercise price, the compensation committee may in its discretion grant the participant a “reload option.” The reload option entitles its holder to purchase a number of shares of common stock equal to the number so delivered. The reload option may also include, if the compensation committee chooses, the right to purchase a number of shares of common stock equal to the number delivered or withheld in satisfaction of any of the company’s tax withholding requirements in connection with the exercise of the original option. The terms of each reload option will be the same as those of the original exercised option, except that the grant date will be the date of exercise of the original option, and the exercise price will be the fair market value of the common stock on the date of exercise.

The compensation committee will determine the term of each option in its discretion. However, no term may exceed ten years from the date of grant or, in the case of an incentive stock option granted to a person who owns stock constituting more than 10% of the voting power of the company, five years from the date of grant. In addition, all options under the equity incentive plan, whether or not then exercisable, generally cease vesting when a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, us. Options generally expire 30 days after the date of cessation of service, so long as the grantee does not compete with us during that 30-day period without our permission.

There are, however, exceptions depending upon the circumstances of cessation. In the case of a grantee’s death or disability, a number of options equal to the sum of (1) the number of options that were exercisable on the date of the grantee’s death or disability and (2) the number of options that would become exercisable within one year after the date of the grantee’s death or disability, will become fully vested and exercisable and remain so for up to 180 days after the date of death or disability, provided the grantee does not compete with us during that 180-day period without our permission. In the event of retirement, a grantee’s vested options will remain exercisable for up to 90 days after the date of retirement, while his or her unvested options may become fully vested and exercisable in the discretion of the compensation committee. In each of the foregoing circumstances, the board or compensation committee may elect to further extend the applicable exercise period in its discretion. Upon termination for cause, all options will terminate immediately. If we undergo a change in control, the compensation committee may provide that the options become exercisable and that such options may terminate if not exercised on the date of the change in control, and if a grantee is terminated from service within one year thereafter, all options will become fully vested and exercisable and remain so for up to one year after the date of termination. In addition, the compensation committee has the authority to grant options that will become fully vested and exercisable automatically upon a change in control of the company, whether or not the grantee is subsequently terminated.

Restricted Stock. Under the equity incentive plan, the compensation committee may award restricted stock subject to the conditions and restrictions, and for the duration, which will generally be a least six months, that it determines in its discretion and the name or names of which such members shall lapse. Unless the compensation committee determines otherwise, all restrictions on a grantee’s restricted stock will lapse when the grantee ceases to be a director, officer or employee of, or to otherwise perform services for, the company, if the cessation occurs due to a termination within one year after a change in control of the company. In addition, unless the compensation committee determines otherwise, if a grantee ceases to be a director, officer or employee of, or to otherwise perform services for us due to death or disability during any period of restriction, in addition to the grantee’s restricted stock in which restrictions have already lapsed, restrictions will lapse on all shares of restricted stock for which restrictions would have lapsed within one year following the date of restrictions. If termination of employment or service occurs for any other reason, all of a grantee’s restricted stock as to which the applicable restrictions have not lapsed will be forfeited immediately.

Restricted Stock Units; Deferred Stock Units. Under the equity incentive plan, the compensation committee may award restricted stock units subject to conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. Each restricted stock unit is equivalent in value to one share of common stock and entitles the grantee to receive one share of common stock for each restricted stock unit at the end of the applicable restricted stock unit’s vesting period. Unless the compensation committee determines otherwise, all restrictions on a grantee’s restricted stock units will lapse when the grantee ceases to be a director, officer or employee of, or otherwise perform services for, the company, if the cessation occurs due to a termination within one year after a change in control of the company or due to death, disability or retirement. In addition, the compensation committee has the authority to award restricted stock units with respect to which all restrictions shall lapse automatically upon a change in control of the company, whether or not the grantee is subsequently terminated. If termination of employment or service occurs for any other reason, all of a grantee’s restricted stock units as to which the applicable restrictions have not lapsed will be forfeited immediately.

Prior to the later of (1) the close of the tax year preceding the year in which restricted stock units are granted or (2) 30 days of first becoming eligible to participate in the plan (or, if earlier, the last day of the tax year in which the participant first becomes eligible to participate in the plan) and on or prior to the date the restricted stock units are granted, a grantee may elect to defer the receipt of all or a portion of the shares due with respect to the restricted stock units and convert such restricted stock units into deferred stock units. Subject to specified exceptions, the grantee will receive shares in respect of such deferred stock units at the end of the deferral period.

Performance Awards. Under the equity incentive plan, the compensation committee may grant performance awards contingent upon achievement by the company or divisions of set goals and objectives regarding specified performance criteria, such as, for example, return on equity, over a specified performance cycle, as designated by the compensation committee. Performance awards may include specific dollar-value target awards, performance units, the value of which is established by the compensation committee at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of our common stock or other securities.

Unless the compensation committee determines otherwise, if a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, the company prior to completion of a performance cycle, due to death, disability or retirement, the grantee will receive the portion of the performance award payable to him or her based on achievement of the applicable performance criteria over the elapsed portion of the performance cycle. If termination of employment or service occurs for any other reason prior to completion of a performance cycle, the grantee will become ineligible to receive any portion of a performance award. If we undergo a change in control, a grantee will earn no less than the portion of the performance award that he or she would have earned if the applicable performance cycle had terminated as of the date of the change of control.

Vesting, Withholding Taxes and Transferability of All Awards. The terms and conditions of each award made under the equity incentive plan, including vesting requirements, will be set forth consistent with the plan in a written agreement with the grantee. Except in limited circumstances, no award under the equity incentive plan may vest and become exercisable within six months of the date of grant, unless the compensation committee determines otherwise.

Unless the compensation committee determines otherwise, a participant may elect to deliver shares of common stock, or to have us withhold shares of common stock otherwise issuable upon exercise of an option or upon grant or vesting of restricted stock or a restricted stock unit, in order to satisfy our withholding obligations in connection with any such exercise, grant or vesting.

Unless the compensation committee determines otherwise, no award made under the equity incentive plan will be transferable other than by will or the laws of descent and distribution or to a grantee’s family member by gift or a qualified domestic relations order, and each award may be exercised only by the grantee, his or her qualified family member transferee, or any of their respective executors, administrators, guardians, or legal representatives.

Amendment and Termination of the Equity Incentive Plan. The board or the compensation committee may amend or terminate the equity incentive plan in its discretion, except that no amendment will become effective without prior approval of our stockholders if stockholder approval would be required by applicable law or regulations, including if required for continued compliance with the performance-based compensation exception of Section 162(m) of the Internal Revenue Code or by any listing requirement of the principal stock exchange on which our common stock is then listed. Furthermore, any amendment to the terms of an outstanding award may not materially and adversely affect any participant’s rights or obligations under the equity incentive plan without the affected participant’s consent. If not previously terminated by the board, the equity incentive plan will terminate on the tenth anniversary of its commencement.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows information regarding the beneficial ownership of our common stock as of June 28, 2005 and the anticipated beneficial ownership of our common stock following this offering by:

•	each person known by us to own beneficially 5% or more of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	certain other selling stockholders.

As of June 28, 2005, there were 11,543,889 shares of our common stock (including shares of unvested restricted stock) and no shares of our Class B common stock outstanding. After giving effect to the Recapitalization completed on August 1, 2005 and this offering, there would have been 22,412,746 shares of our common stock outstanding as of such date.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of June 28, 2005 are deemed outstanding and beneficially owned by the person holding such options or warrants for the purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

	Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering Assuming no Exercise of Over-allotment Option	Shares to be Sold in this Offering Assuming Full Exercise of Over- allotment Option	Shares Beneficially Owned After this Offering Assuming no Exercise of Over-allotment Option		Shares Beneficially Owned After this Offering Assuming Full Exercise of Over-allotment Option
Name of Beneficial Owner	Number	%	Number	Number	Number	%	Number	%
Five Percent Stockholders:
Madison Dearborn(1)	9,156,090	79.3%	1,559,281	3,509,281	7,596,809	33.9	5,646,809	25.2
William L. Hyde, Jr.(2)	1,108,624	9.2	214,319	214,319	894,305	3.9	894,305	3.9
Wachovia Investors, Inc.(3)	853,633	6.9	853,633	853,633	—	—	—	—
James E. Ryder, Jr.(4)	617,929	5.3	308,964	308,964	308,965	1.4	308,965	1.4
The Goldman Sachs Group, Inc.(5)	640,224	5.3	640,224	640,224	—	—	—	—

Directors and Executive Officers:
Craig S. Miller(6)	184,657	1.5	—	—	184,657	*	184,657	*
Thomas J. Pennison Jr.(7)	45,912	*	—	—	45,912	*	45,912	*
Geoffrey D. K. Stiles(8)	35,536	*	—	—	35,536	*	35,536	*
Robin P. Selati(9)	9,156,090	79.3	1,559,281	3,509,281	7,596,809	33.9	5,646,809	25.2
James G. Cannon(10)	18,624	*	—	—	18,624	*	18,624	*
Daniel H. Hannah(11)	2,324	*	—	—	2,324	*	2,324	*
Carla R. Cooper(12)	5,653	*	—	—	5,653	*	5,653	*
Alan Vituli(13)	5,653	*	—	—	5,653	*	5,653	*
All directors and executive officers as a group (10 persons)(14)	9,486,124	82.1	1,559,281	3,509,281	7,926,843	35.3	5,976,843	26.7

Other Selling Stockholder:
Randy J. Fertel(15)	97,158	*	48,579	48,579	48,579	*	48,579	*

*	Less than 1%
(1)	Includes 8,928,688 shares held directly by Madison Dearborn Capital Partners III, L.P. (“MDCP”), 198,255 shares held directly by Madison Dearborn Special Equity III, L.P. (“MDSE”) and 29,147 shares held directly by Special Advisors Fund I, LLC (“SAF”). The shares held by MDCP, MDSE and SAF may be deemed to be beneficially owned by Madison Dearborn Partners III, L.P. (“MDP III”), the general partner of MDCP and MDSE and the manager of SAF, by Madison Dearborn Partners, LLC, the general partner of MDP III, and by a committee of limited partners of MDP III. The address for the Madison Dearborn entities is Three First National Plaza, Suite 3800, Chicago, IL 60602.

(2)	Includes 505,225 shares of our common stock purchased by Mr. Hyde, our former President and Chief Executive Officer, in connection with Madison Dearborn’s acquisition of our company and options to purchase 603,339 shares of our common stock for approximately $0.48 per share, which options had vested prior to the termination of Mr. Hyde’s employment on November 30, 2003. Upon such termination, Mr. Hyde’s unvested options to purchase 114,464 shares of our common stock expired and were forfeited.
(3)	Wachovia Investors, Inc. is an affiliate of Wachovia Capital Markets, LLC, an underwriter in this offering. Amount consists of currently exercisable warrants to purchase 853,633 shares of our Class B common stock, which is convertible into 853,633 shares of common stock.
(4)	Includes 617,929 shares of our common stock held by Mr. Ryder as trustee of the Ruth U. Fertel Charitable Lead Unitrust. Mr. Ryder has sole investment and voting power over these shares and disclaims beneficial ownership of these shares.
(5)	Represents currently exercisable warrants to purchase an aggregate 640,224 shares of common stock that are owned by certain investment funds affiliated with The Goldman Sachs Group, Inc., consisting of warrants to purchase 416,544 shares of common stock held directly by GS Mezzanine Partners, LP and warrants to purchase 223,680 shares of our common stock held directly by GS Mezzanine Partners Offshore, LP. Affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing partner or managing general partner of each of the investment funds named above, and Goldman, Sachs & Co. is the investment manager of each of such investment funds. Each of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. disclaims beneficial ownership of the shares owned by such investment funds except to the extent of their pecuniary interest therein. The address of The Goldman Sachs Group, Inc. is 85 Broad Street, New York, New York 10004.
(6)	Does not include 461,067 shares of restricted stock that will not have vested within 60 days of June 28, 2005.
(7)	Includes options to purchase 10,376 shares of our common stock. Does not include 107,949 shares of restricted stock that will not have vested within 60 days of June 28, 2005.
(8)	Does not include 107,949 shares of restricted stock that will not have vested within 60 days of June 28, 2005.
(9)	All of such shares are held by affiliates of Madison Dearborn as reported in footnote 1 above. Mr. Selati is a Managing Director of Madison Dearborn, and therefore may be deemed to share voting and investment power over the shares owned by these entities, and therefore to beneficially own such shares. Mr. Selati disclaims beneficial ownership of all such shares. The address for Mr. Selati is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 3800, Chicago, IL 60602.
(10)	Includes options to purchase 12,971 shares of our common stock. Does not include 17,175 shares of restricted stock that will not have vested within 60 days of June 28, 2005.
(11)	Includes options to purchase 2,324 shares of our common stock.
(12)	Does not include 17,175 shares of restricted stock that will not have vested within 60 days of June 28, 2005.
(13)	Does not include 17,175 shares of restricted stock that will not have vested within 60 days of June 28, 2005.
(14)	Does not include 755,176 shares of restricted stock that will not have vested within 60 days of June 28, 2005.
(15)	Includes 97,158 shares of our common stock held directly by Mr. Fertel. Mr. Fertel purchased his common stock on September 17, 1999 in connection with Madison Dearborn’s acquisition of our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Redemption of Junior Preferred Stock

We intend to use a portion of the net proceeds from this offering to redeem or repurchase all of our outstanding Junior Preferred Stock. Affiliates of Madison Dearborn owned 65,405.35 shares, or approximately 88.2%, of our Junior Preferred Stock as of March 27, 2005.

The redemption price for each share of Junior Preferred Stock will be equal to the liquidation value of the Junior Preferred Stock of $1,000 per share. All of the shares of Junior Preferred Stock being redeemed or repurchased by us were initially sold to the holders thereof at a price of $1,000 per share. In the aggregate, we expect that affiliates of Madison Dearborn will receive up to approximately $67.0 million of the net proceeds from this offering in connection with the redemption or repurchase, as the case may be, of our Junior Preferred Stock.

Shareholders Agreement

In connection with Madison Dearborn’s acquisition of our company in 1999, we, Madison Dearborn, Wachovia Investors, Inc., GS Mezzanine Partners, LP, GS Mezzanine Partners Offshore, LP, Ruth U. Fertel, William L. Hyde, Jr. and the Randy J. Fertel Trust entered into a shareholders agreement. This agreement provides that, prior to an initial public offering of our common stock, if our board of directors and holders of a majority of our common stock then outstanding approve a sale of all or substantially all of our assets or common stock, each party to the shareholders agreement will vote to approve such sale, or otherwise take all actions necessary in connection with such approved sale. Subject to certain exceptions, prior to an initial public offering of our common stock, management investors are not permitted to transfer their shares and we have a right of first refusal to purchase shares proposed to be sold by investors other than Madison Dearborn. Subject to certain exceptions, the shareholders agreement grants investors other than Madison Dearborn certain “tag-along” rights which entitle these shareholders to participate in certain sales of shares prior to the initial public offering of common stock by Madison Dearborn to third parties. Wachovia Investors, Inc. is an affiliate of Wachovia Capital Markets, LLC and GS Mezzanine Partners, LP and GS Mezzanine Partners Offshore, LP (together, the “Goldman Funds”) are affiliates of Goldman, Sachs & Co.

Registration Agreement

In connection with Madison Dearborn’s acquisition of the company in 1999, we, Madison Dearborn, Wachovia Investors, Inc., the Goldman Funds, Ruth U. Fertel, William L. Hyde, Jr. and the Randy J. Fertel Trust entered into a registration agreement. The registration agreement currently provides that three of our stockholders, each of which will be selling all of its shares in this offering, have the right, beginning 180 days after the completion of this offering, to demand one registration of their shares of common stock. In connection with this offering, we intend to amend this agreement to grant demand registration rights to Madison Dearborn beginning 180 days after the completion of this offering. All of the investors who are party to the registration agreement and their transferees are also entitled to certain piggyback rights if we choose to register our common stock in a public offering, subject to certain volume limitations in the case of an underwritten offering. The selling stockholders in this offering are selling their shares pursuant to the piggyback registration rights granted pursuant to this registration agreement.

Transaction and Merger Agreement

In connection with Madison Dearborn’s acquisition of the company in 1999, we, RUF Merger Corp. and Madison Dearborn entered into a transaction and merger agreement. Under this agreement, we are required to pay Madison Dearborn an annual monitoring fee in the amount of $150,000 so long as we are controlled by Madison Dearborn and provided that we meet a specified EBITDA target. We paid $150,000 to Madison Dearborn in fiscal 2004 under this agreement. Upon completion of this offering, we will no longer be required to pay this fee.

Construction Arrangement for Roseville, California Restaurant

We have engaged Impress Construction Services (“ICS”), a construction company part-owned by Glenn Miller, the brother of Craig S. Miller, our President and Chief Executive Officer, to act as contractor and project manager in connection with the construction of our proposed Roseville, California restaurant. The contract we entered into with ICS provides that ICS receive payments from us of cost plus 8%. We believe that the terms and conditions of the contract are no less favorable to us than that which we would be able to obtain in arm’s-length negotiations with unaffiliated third parties. As of June 2005, we have made payments of approximately $343,000 under this arrangement, all of which were made during our second fiscal quarter of 2005. We expect to make additional payments to ICS of approximately $1.1 million under this arrangement, all of which we expect to make during fiscal 2005. Mr. Glenn Miller owns a 50% interest in ICS, and prior to January 2005, Messrs. Glenn and Craig Miller together owned a 66.7% interest in ICS. In January 2005, Mr. Craig Miller divested his entire interest in ICS to the other owners of ICS in exchange for the return of his original investment. We did not engage in any transactions with ICS prior to the second fiscal quarter of 2005, and we do not intend to engage in further transactions with ICS in the future.

Other Related Party Transactions

During fiscal 2004 and in the first quarter of fiscal 2005, we retained the firm Thomas E. O’Keefe, Attorney-at-Law, LLC, a law firm owned by Thomas E. O’Keefe, our current Vice President and General Counsel. During fiscal 2004, we paid Mr. O’Keefe’s firm approximately $21,000 and during the first fiscal quarter of 2005, we paid Mr. O’Keefe’s firm approximately $31,000 for legal services rendered. Mr. O’Keefe joined us as Vice President and General Counsel in March 2005.

DESCRIPTION OF CAPITAL STOCK

General

As of March 27, 2005, our authorized capital stock consisted of 1,000,000 shares of Class A common stock, par value $0.01 per share, 50,000 shares of nonvoting Class B common stock, par value $0.01 per share, 58,000 shares of mandatorily redeemable Series A senior cumulative preferred stock, par value $0.01 per share, and 92,000 shares of Series B junior cumulative preferred stock, par value $0.01 per share. As of March 27, 2005, after giving effect to the 20.75281-for-1 split of our common stock that occurred on August 1, 2005, there were 11,543,889 shares of Class A common stock, no shares of Class B common stock, 11,162 shares of mandatorily redeemable Series A senior cumulative preferred stock and 73,959 shares of Series B junior cumulative preferred stock outstanding. In addition, as of March 27, 2005, there were warrants to purchase 640,224 shares of our Class A common stock and 853,633 shares of our Class B common stock outstanding.

On August 1, 2005, we amended and restated our certificate of incorporation, which amendment and restatement we refer to herein as the “Recapitalization,” to (1) reclassify our Class A common stock as common stock, (2) increase the authorized shares of common stock and (3) authorize shares of a new class of undesignated preferred stock. As a result of the Recapitalization, our authorized capital stock currently consists of 100,000,000 shares of common stock, 1,000,000 shares of Class B common stock and 10,150,000 shares of preferred stock.

In connection with the offering, we expect that all outstanding warrants will be exercised and all shares of Class B common stock received upon the exercise of warrants to purchase Class B common stock will be converted into shares of our common stock. We expect that all of the shares of common stock received upon such conversion will be offered and sold in this offering. We also intend to use a portion of the net proceeds from this offering to redeem all of our outstanding Senior Preferred Stock and redeem or repurchase all of our Junior Preferred Stock. After giving effect to this offering and the application of the net proceeds to us therefrom toward our intended use as set forth in “Use of Proceeds,” as well as the exercise of the warrants and the conversion into common stock of all shares of Class B common stock issued upon exercise of warrants, there will be outstanding 22,412,746 shares of common stock, no shares of Class B common stock and no shares of preferred stock. We do not expect to issue any shares of Class B common stock, Senior Preferred Stock or Junior Preferred Stock following this offering.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there will be no cumulative rights. Subject to preferences to which holders of preferred stock may be entitled, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy and Restrictions.” If there is a liquidation, dissolution or winding up of us, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities, and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there will be no redemption or sinking fund provisions applicable to the common stock. The issued and outstanding shares of our common stock are, and the shares of common stock to be issued by us in connection with the offering will be, fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Class B Common Stock

Each share of our Class B common stock is convertible into one share of common stock at any time at the option of the holders of our Class B common stock. There will be no shares of our Class B common stock outstanding, and we do not expect any shares of Class B common stock to be issued following the completion of this offering. Holders of Class B common stock generally do not have the right to vote on any matters. Following the Recapitalization completed on August 1, 2005, each share of Class B common stock is convertible into one share of common stock.

Series A Senior Cumulative Preferred Stock

As of March 27, 2005, there were 11,162 shares of our Senior Preferred Stock outstanding. Dividends on the Senior Preferred Stock accrue daily at a rate of 14% per annum on the outstanding liquidation preference thereon (equal to $1,000 per share) plus accrued but unpaid dividends. Dividends and certain other distributions may not be paid on our shares of Junior Preferred Stock or common stock until all of the shares of our Senior Preferred Stock have been repurchased or redeemed. Holders of shares of Senior Preferred Stock are entitled to receive a preferential payment in the amount of their liquidation preference, plus any accrued but unpaid dividends thereon, in the event of our liquidation, dissolution or winding up before any payment to the holders of Junior Preferred Stock or common stock. We are required to redeem the Senior Preferred Stock on September 17, 2011, or if requested by the holders thereof, upon a change in control, an initial public offering including this offering, and upon certain defaults under our amended and restated certificate of incorporation or credit facilities. Holders of Senior Preferred Stock are generally not entitled to vote on matters submitted to the stockholders, except with respect to certain matters that will affect them adversely as class. We will use a portion of the net proceeds of this offering to redeem or repurchase our remaining outstanding shares of Senior Preferred Stock, and there will be no shares of Senior Preferred Stock outstanding immediately thereafter. See “Use of Proceeds.”

Series B Junior Cumulative Preferred Stock

As of March 27, 2005, there were 73,959 shares of our Junior Preferred Stock outstanding. Dividends on the Junior Preferred Stock accrue daily at a rate of 8% per annum on the outstanding liquidation preference thereon (equal to $1,000 per share) plus accrued but unpaid dividends. Dividends and certain other distributions may not be paid on our shares of common stock until all of the shares of our Junior Preferred Stock have been repurchased or redeemed. Holders of shares of Senior Preferred Stock are entitled to receive a preferential payment in the amount of their liquidation preference, plus any accrued but unpaid dividends thereon, in the event of our liquidation, dissolution or winding up before any payment to the holders of Junior Preferred Stock or common stock. We can repurchase or redeem Junior Preferred Stock only if all of the outstanding shares of Senior Preferred Stock have been redeemed. We can require each share of Junior Preferred stock to convert into common stock upon an initial public offering of our common stock, including this offering, in a per share amount equal to the liquidation value of each share plus accumulated but unpaid dividends thereon, divided by the offering price of our common stock sold in the initial public offering. We intend to use a portion of the net proceeds of this offering to redeem or repurchase all of our outstanding Junior Preferred Stock, and we expect that there will be no shares of Junior Preferred Stock outstanding upon completion of this offering. See “Use of Proceeds.”

Warrants

As of March 27, 2005, there were outstanding warrants to purchase 640,224 shares of our Class A common stock and 853,633 shares of Class B common stock, all of which were currently exercisable as of such date. The warrants to purchase our Class B common stock and the warrants to purchase our Class A common stock expire September 17, 2009, and have an exercise price of $0.01 per share. Wachovia Investors, Inc., an affiliate of Wachovia Capital Markets, LLC, owns warrants to purchase 853,633 shares of our Class B common stock, and the Goldman Funds, affiliates of Goldman, Sachs & Co., collectively own warrants to purchase 640,224 shares of our Class A common stock. We expect all of the warrants will be exercised in full immediately prior to the closing of this offering and all of the shares of common stock received upon exercise of the warrants will be sold in this offering.

Registration Rights

See “Certain Relationships and Related Transactions” for a description of the registration agreement we have entered into with our shareholders.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

Provisions of the Delaware General Corporation Law (the “DGCL”) and our amended and restated certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Stockholder Action by Written Consent; Calling of Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting, and that special meetings of our stockholders may be called only by a majority of our board of directors or by the chairman of the board of directors.

Limitations on Liability and Indemnification of Officers and Directors. The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our organizational documents include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our organizational documents also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Supermajority Provisions. The DGCL provides generally that the affirmative vote of a majority of the share entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation and bylaws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal our bylaws and specified charter provisions, and the affirmative vote of holders of at least 80% of our common stock will be required to amend, alter, change or repeal provisions of our amended and restated certificate of incorporation related to corporate opportunities and transactions with Madison Dearborn. See “—Corporate Opportunities and Transactions with Madison Dearborn.” This requirement of a super-majority vote to approve amendments to our amended and restated certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Corporate Opportunities and Transactions with Madison Dearborn

In recognition that directors, officers, stockholders, members, managers and/or employees of Madison Dearborn and its affiliates and investment funds (collectively, the “Madison Dearborn Entities”) may serve as our directors and/or officers, and that the Madison Dearborn Entities may engage in similar activities or lines of business that we do, our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and the Madison Dearborn Entities. Specifically, none of the Madison Dearborn Entities or any director, officer, stockholder, member, manager or employee of the Madison Dearborn Entities has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any Madison Dearborn Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and the Madison Dearborn Entity will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director or officer of our company who is also a director, officer, member, manager or employee of any Madison Dearborn Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a Madison Dearborn Entity, we will not have any expectancy in such corporate opportunity unless such corporate opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company.

In recognition that we may engage in material business transactions with the Madison Dearborn Entities, from which we are expected to benefit, our amended and restated certificate of incorporation provides that any of our directors or officers who are also directors, officers, stockholders, members, managers and/or employees of any Madison Dearborn Entity will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if:

•	the transaction was approved, after being made aware of the material facts of the relationship between each of Ruth’s Chris or a subsidiary thereof and the Madison Dearborn Entity and the material terms and facts of the transaction, by (1) an affirmative vote of a majority of the members of our board of directors who do not have a material financial interest in the transaction (“Disinterested Persons”) or (2) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who are Disinterested Persons; or

•	the transaction was fair to us at the time we entered into the transaction; or

•	the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock entitled to vote, excluding the Madison Dearborn Entities and any holder who has a material financial interest in the transaction.

By becoming a stockholder in our company, you will be deemed to have received notice of and consented to these provisions of our amended and restated certificate of incorporation. Any amendment to the foregoing provisions of our amended and restated certificate of incorporation requires the affirmative vote of at least 80% of the voting power of all shares of our common stock then outstanding.

Listing

Our common stock has been approved for listing on the Nasdaq National Market under the symbol “RUTH.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Wachovia Bank, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and could impair our ability to raise capital through future sales of our securities. Upon completion of this offering, 22,412,746 shares of our common stock will be outstanding. All of these shares will be freely tradable without restriction or further registration under the Securities Act, unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, our existing equity investors will own 9,412,746 shares of common stock, representing an aggregate 42.0% ownership interest in us after the offering.

If permitted under our new senior credit facilities, we may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of common stock issued in connection with any such acquisitions and investments.

Rule 144

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, any person, including an affiliate, who has beneficially owned shares of our common stock for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock; and

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.

Following the lock-up period, all shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act, subject to vesting restrictions, in the case of restricted stock issued in November 2004.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchased shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares of our common stock from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Lock-Up Arrangements

We, our executive officers and directors and all of our current stockholders have agreed to a 180-day “lock-up,” subject to certain exceptions, with respect to all shares of our common stock, including securities that are convertible into such securities and securities that are exchangeable or exercisable for such securities, which we may issue or they may own prior to this offering or purchase in or after this offering, as the case may be. This means that for a period of 180 days following the date of this prospectus, or longer, in certain circumstances, we and such persons may not offer, sell, pledge or otherwise dispose of any of these securities or request or demand that we file a registration statement related to any of these securities without the prior written consent of Banc of America Securities LLC and Wachovia Capital Markets, LLC.

Registration Rights

As described above in “Certain Relationships and Related Transactions—Registration Agreement,” following the completion of this offering, subject to the 180-day lock-up period described above, Madison Dearborn will be entitled, subject to certain exceptions, to demand the filing of and include up to approximately 5.6 million shares in registration statements relating to our securities. If this right is exercised, holders of up to an additional approximately 1.3 million shares will be entitled to participate in such a registration. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

Registration on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register approximately 4,138,809 shares of common stock reserved for issuance under our 2000 Stock Option Plan, our 2004 Restricted Stock Plan and our 2005 Long-Term Equity Incentive Plan. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued under these plans will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Wachovia Capital Markets, LLC, Goldman, Sachs & Co., RBC Capital Markets Corporation, CIBC World Markets Corp., SG Cowen & Co., LLC and Piper Jaffray & Co. are the representatives of the underwriters. We and the selling stockholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock (or warrants exercisable for Class B common stock that will be converted into common stock) listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
Wachovia Capital Markets, LLC
Goldman, Sachs & Co.
RBC Capital Markets Corporation
CIBC World Markets Corp.
SG Cowen & Co., LLC
Piper Jaffray & Co.

Total	13,000,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares and warrants if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholders. The warrants will not be sold in the offering, but will be exercised by the underwriters for Class B common stock that will be converted into common stock that will be sold in the offering.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $             per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $             per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Over-Allotment Option. Affiliates of Madison Dearborn have granted the underwriters an over-allotment option to purchase up to 1,950,000 additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from the affiliates of Madison Dearborn in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. The company will pay the expenses associated with the exercise of this option.

Availability of Prospectus Online. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering or on the netroadswhow.com website. Other than the prospectus in electronic format, the information on any such web site, or accessible though any such web site, is not part of the prospectus.

Discount and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholders. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Us		Paid by the Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$

Total	$	$	$	$

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $2.6 million.

Listing. Our common stock has been approved for listing on the Nasdaq National Market under the symbol “RUTH.”

Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters and the selling stockholders commence the activities, they may discontinue them at any time. The underwriters and the selling stockholders may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

Market Making. In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market. Passive market making is allowed during the period when the SEC’s rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker’s bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common stock during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Selling Restrictions. Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the ‘‘Relevant Implementation Date’’) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(iii) in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of shares to the public’’ in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the

Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This prospectus has not been notified to or approved by the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financiere et des assurances”/“Commissie voor het Bank-, Financie- en Assurantiewezen”) and are therefore transmitted on a purely confidential basis. Accordingly, the shares may not be offered for sale, sold or marketed in Belgium by means of a public offering under Belgian law. Any offer to sell the shares in Belgium will be permitted exclusively to either:

(i) persons who each subscribe for a minimum of EUR 250,000, or

(ii) qualifying institutional investors, acting for their own account, and listed in Article 3, 2ƒ of the Royal Decree of July 7, 1999. Qualifying institutional investors under Article 3, 2ƒ of the Royal Decree are the following:

(1)	the European Central Bank, certain Belgian sovereigns and public institutions;

(2)	licensed Belgian and foreign credit institutions;

(3)	licensed Belgian and foreign investment firms;

(4)	licensed Belgian and foreign collective investment schemes;

(5)	licensed Belgian and foreign insurance companies, Belgian and foreign reinsurance companies, and certain pensions funds;

(6)	Belgian holding companies;

(7)	authorized Belgian coordination centers; and

(8)	Belgian and foreign companies listed on a Belgian or a foreign regulated market with consolidated own funds of at least 425 million.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares that has been approved by the Autorité des marchés financiers or by the competent authority of another state that is a contracting party to the Agreement on the European Economic Area that has been recognized in France; no shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the shares has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above; and the direct or indirect resale to the public in France of any shares acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code Monétaire et Financier and applicable regulations thereunder.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

The shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Discretionary Accounts. The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.

IPO Pricing. Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.

The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Qualified Independent Underwriter/NASD Regulations. Banc of America Securities LLC, Wachovia Capital Markets, LLC and Goldman, Sachs & Co. are members of the National Association of Securities Dealers, Inc. (“NASD”). An affiliate of Banc of America Securities LLC is a lender under our new senior credit facilities, a portion of which will be repaid with a portion of the proceeds of this offering. Wachovia Investors, Inc., an affiliate of Wachovia Capital Markets, LLC, is a holder of our Senior Preferred Stock and will therefore receive some of the proceeds of this offering in connection with the redemption or repurchase of our Senior Preferred Stock. Wachovia Investors, Inc. will also receive proceeds from its sale of common stock (or warrants exercisable for Class B common stock that is convertible into common stock) in this offering. In addition, GS Mezzanine Partners, LP and GS Mezzanine Partners Offshore, LP, affiliates of Goldman, Sachs & Co., will receive proceeds from their sale of common stock (or warrants exercisable for common stock) in this offering. Therefore, the underwriters, together with their affiliates, may receive more than 10% of the net proceeds of this offering, not including underwriting discounts and commissions. In addition, immediately prior to the offering, Wachovia Investors, Inc. may own 10% or more of our preferred equity. Accordingly, this offering is being conducted in accordance with the applicable requirements of Conduct Rules 2710(h) and 2720 of the NASD. In an initial public offering of equity securities, those rules require that the offering price must be no higher than the price recommended by a qualified independent underwriter, which has participated in the preparation of the registration statement and which has performed its usual standard of due diligence in respect of the offering. SG Cowen & Co., LLC has agreed to act as qualified independent underwriter with respect of this offering. The initial public offering price of our common stock will be no higher than that recommended by SG Cowen & Co., LLC. SG Cowen & Co., LLC will not receive any additional compensation for acting in this capacity in connection with this offering; we have agreed to indemnify SG Cowen & Co., LLC for liabilities incurred in its capacity as qualified independent underwriter, including against liabilities under the Securities Act. With respect to those customer accounts over which the underwriters have discretionary control, the underwriters will not execute any transaction in the shares of common stock being offered in connection with this offering without first obtaining the prior specific written approval of such customer.

Lock-up Agreements. We, our directors and executive officers and all of our current stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and Wachovia Capital Markets, LLC for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180 day period, we have also agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or the filing of a prospectus with any Canadian securities regulatory authority without the prior written consent of Banc of America Securities LLC. The lock-up may be extended in certain circumstances if we issue a press release covering our results of operations during the last 17 days of the lock-up period or if, prior to the expiration of the lock-up period, we announce that we will issue our results of operations during the 16-day period beginning on the last day of the lock-up period.

Directed Share Program. At our request, the underwriters have reserved for sale to our employees, business associates and other third parties at the initial public offering price up to 5% of the shares being offered by this prospectus. The sale of the reserved shares to these purchasers will be made by Wachovia Capital Markets, LLC. We do not know if our employees, directors, families of employees and directors, business associates and other third parties will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

Indemnification. We and the selling stockholders will indemnify the underwriters against some liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation. If we and the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

Selling Stockholders. The selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act. Any discounts, commissions, concessions or profits they earn on any sale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

Conflicts/Affiliates. The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates and the selling stockholders for which services they have received, and may in the future receive, customary fees. An affiliate of Banc of America Securities LLC is a lender under our new senior credit facilities and therefore will also receive a portion of the net proceeds of this offering in connection with our repayment of a portion of outstanding indebtedness under our new senior credit facilities. Wachovia Investors, Inc., an affiliate of Wachovia Capital Markets, LLC, owns all of our Senior Preferred Stock outstanding and therefore will receive a portion of the net proceeds of this offering in connection with our redemption of the Senior Preferred Stock. Wachovia Investors, Inc. will also receive proceeds from its sale of common stock (or warrants exercisable for Class B common stock that is convertible into common stock) in this offering. In addition, GS Mezzanine Partners, LP and GS Mezzanine Partners Offshore, LP, affiliates of Goldman, Sachs & Co., will receive proceeds from their sale of common stock (or warrants exercisable for common stock) in this offering.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, a limited liability partnership that includes professional corporations, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP, through investment partnerships, beneficially own equity interests in Ruth’s Chris Steak House representing less than 1% of the common stock outstanding immediately prior to this offering. Kirkland & Ellis LLP represents entities affiliated with Madison Dearborn Partners, LLC in connection with certain legal matters. The underwriters are represented by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements of Ruth’s Chris Steak House, Inc. as of December 26, 2004 and December 28, 2003 and for each of the fiscal years in the three-year period ended December 26, 2004, have been included herein in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a Registration Statement on Form S-1 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. You may read and copy the registration statement, related exhibits and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov.

You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Ruth’s Chris Steak House, Inc.

3321 Hessmer Avenue

Metairie, Louisiana 70002

(504) 454-6560

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You will also be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s web site. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by, reported on, and with an opinion expressed by an independent accounting firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Ruth’s Chris Steak House, Inc.:

We have audited the accompanying consolidated balance sheets of Ruth’s Chris Steak House, Inc. and subsidiaries (the Company) as of December 28, 2003 and December 26, 2004, and the related consolidated income statements, statements of shareholders’ deficit and cash flows for each of the years in the three-year period ended December 26, 2004. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule for the years ended December 29, 2002, December 28, 2003 and December 26, 2004. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ruth’s Chris Steak House, Inc. and subsidiaries as of December 28, 2003 and December 26, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 26, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, in 2003.

/s/    KPMG LLP

New Orleans, Louisiana

April 22, 2005, except for paragraph one of Note 18

which is as of August 1, 2005

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(dollar amounts in thousands, except per share data)

	December 28, 2003	December 26, 2004	March 27, 2005	March 27, 2005
Assets			(unaudited )	(pro forma (unaudited	) )
Current assets:
Cash and cash equivalents	$5,130	$3,906	$2,054	$2,054
Accounts receivable, less allowance for doubtful accounts 2003—$174; 2004—$275	5,180	5,030	5,150	5,150
Inventory	3,172	3,665	3,557	3,557
Prepaid expenses and other	1,709	2,179	1,816	1,816
Deferred income taxes	444	771	765	765

Total current assets	15,635	15,551	13,342	13,342

Property and equipment, net	63,404	52,739	52,438	52,438
Goodwill	30,533	30,533	30,533	30,533
Deferred income taxes	5,585	9,278	9,175	9,175
Assets held for sale	—	2,100	2,100	2,100
Other assets	2,397	3,281	2,219	2,219

Total assets	$117,554	$113,482	109,807	109,807

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Current maturities of long-term debt	$—	$—	$3,316	$3,316
Accounts payable and accrued expenses	16,113	18,577	17,718	17,718
Deferred revenue	11,996	14,692	12,974	12,974
Due upon redemption of preferred stock	—	—	—	85,004
Other current liabilities	312	452	1,084	1,084

Total current liabilities	28,421	33,721	35,092	120,096

Long-term debt	97,373	80,931	101,684	101,684
Mandatorily redeemable senior preferred stock (liquidation preference of $11,162 at March 27, 2005 (unaudited), $39,986 at December 26, 2004 and $34,962 at December 28, 2003)	34,786	39,857	11,045	—
Deferred rent	10,853	9,767	9,994	9,994
Other liabilities	79	719	1,214	1,214

Total liabilities	171,512	164,995	159,029	232,988

Commitments and contingencies (Note 14)
Shareholders’ equity (deficit):
Junior preferred stock, par value $.01 per share; authorized 92,000 shares, 73,959 shares issued and outstanding at March 27, 2005 (unaudited), 72,537 shares issued and outstanding at December 26, 2004 and 67,164 shares issued and outstanding at December 28, 2003, aggregate liquidation preference of $73,959 at March 27, 2005 (unaudited), $72,537 at December 26, 2004 and $67,164 at December 28, 2003	67,164	72,537	73,959	—
Common stock, par value $.01 per share; 100,000,000 shares authorized, 11,543,889 shares issued and outstanding at March 27, 2005 (unaudited), 11,543,889 shares issued and outstanding at December 26, 2004 and 10,376,405 shares issued and outstanding at December 28, 2003	104	115	115	115
Class B common stock, par value $.01 per share; 1,000,000 shares authorized, no shares issued and outstanding	—	—	—	—
Additional paid-in capital	5,556	5,548	5,548	5,548
Accumulated equity (deficit)	(126,782)	(129,713)	(128,844)	(128,844)

Total shareholders’ equity (deficit)	(53,958)	(51,513)	(49,222)	(123,181)

Total liabilities and shareholders’ equity (deficit)	$117,554	$113,482	$109,807	109,807

See accompanying notes to consolidated financial statements.

RUTH’S CHRIS STEAK HOUSE, INC AND SUBSIDIARIES

Consolidated Income Statements

(dollar amounts in thousands)

	Fiscal Year Ended			Fiscal Quarter Ended
	December 29, 2002	December 28, 2003	December 26, 2004	March 28, 2004	March 27, 2005
				(unaudited)
Revenues:
Restaurant sales	$144,963	$158,578	$182,280	$47,348	$53,889
Franchise income	8,369	8,829	9,500	2,480	2,647
Other operating income	251	373	417	78	117

Total revenues	153,583	167,780	192,197	49,906	56,653

Costs and expenses:
Food and beverage costs	46,710	55,612	61,412	16,736	16,497
Restaurant operating expenses	67,157	74,129	82,956	20,696	23,314
Marketing and advertising	6,609	6,478	6,730	1,672	2,353
General and administrative	9,847	8,792	10,938	2,151	3,129
Depreciation and amortization	6,033	6,782	6,469	1,644	1,617
Pre-opening costs	2,053	497	364	—	109

Operating income	15,174	15,490	23,328	7,007	9,634

Other income (expense):
Interest income	189	68	—	1	—
Interest expense	(9,757)	(9,587)	(10,320)	(2,955)	(4,134)
Accrued dividends and accretion on mandatorily redeemable senior preferred stock	—	(2,243)	(5,071)	(1,194)	(1,188)
Other	1,044	512	(841)	71	38

Income from continuing operations before income tax expense	6,650	4,240	7,096	2,930	4,350
Income tax expense	428	1,344	735	304	1,551

Income from continuing operations	6,222	2,896	6,361	2,626	2,799

Discontinued operations:
Loss from operations of discontinued restaurants, net of income tax benefit: 2002-$146; 2003-$1,057; 2004-$2,811; 2004 Q1-$120; 2005 Q1-$198	538	1,648	3,919	168	508

Net income	$5,684	$1,248	$2,442	$2,458	$2,291

Less dividends earned on mandatorily redeemable senior preferred stock and accretion of discount	$4,777	$2,135	$—	$—	$—
Less dividends earned on junior preferred stock	5,713	4,975	5,373	1,317	1,422

Net income (loss) available to common shareholders	$(4,806)	$(5,862)	$(2,931)	$1,141	$869

Basic earnings (loss) per share:
Continuing operations	$(0.36)	$(0.36)	$0.08	$0.11	$0.11
Discontinued operations	(0.05)	(0.14)	(0.33)	(0.01)	(0.04)

Basic earnings (loss) per share	$(0.41)	$(0.50)	$(0.25)	$0.10	$0.07

Diluted earnings (loss) per share:
Continuing operations	$(0.36)	$(0.36)	$0.08	$0.11	$0.10
Discontinued operations	(0.05)	(0.14)	(0.33)	(0.01)	(0.04)

Diluted earnings (loss) per share	$(0.41)	$(0.50)	$(0.25)	$0.10	$0.06

Supplemental pro forma basic earnings (loss) per share:
Continuing operations			$0.05		$0.06
Discontinued operations			(0.19)		(0.02)

Basic earnings (loss) per share			$(0.14)		$0.04

Supplemental pro forma diluted earnings (loss) per share:
Continuing operations			$0.05		$0.06
Discontinued operations			(0.19)		(0.02)

Diluted earnings (loss) per share			$(0.14)		$0.04

Shares used in computing supplemental pro forma earnings (loss) per share:
Basic			21,292,093		22,412,746
Diluted			21,292,093		23,588,459

See accompanying notes to consolidated financial statements.

RUTH’S CHRIS STEAK HOUSE, INC AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Deficit

(dollar and share amounts in thousands)

	Junior Preferred Stock		Common Stock		Additional paid-in capital	Accumulated Deficit	Shareholders’ Deficit
	Shares	Value	Shares	Value
Balance at December 30, 2001	56	$56,476	10,376	$104	$5,556	$(116,114)	$(53,978)

Net income	—	—	—	—	—	5,684	5,684
Dividends	—	—	—	—	—	(10,371)	(10,371)
Issuance of junior preferred shares	6	5,713	—	—	—		5,713
Accretion of discount on senior redeemable preferred stock	—	—	—	—	—	(119)	(119)

Balance at December 29, 2002	62	62,189	10,376	104	5,556	(120,920)	(53,071)

Net income	—	—	—	—	—	1,248	1,248
Dividends	—	—	—	—	—	(7,049)	(7,049)
Issuance of junior preferred shares	5	4,975	—	—	—		4,975
Accretion of discount on senior redeemable preferred stock	—	—	—	—	—	(61)	(61)

Balance at December 28, 2003	67	67,164	10,376	104	5,556	(126,782)	(53,958)

Net income	—	—	—	—	—	2,442	2,442
Dividends	—	—	—	—	—	(5,373)	(5,373)
Issuance of junior preferred shares	5	5,373	—	—	—	—	5,373
Issuance of restricted common stock	—	—	1,168	11	(8)	—	3

Balance at December 26, 2004	72	72,537	11,544	115	5,548	(129,713)	(51,513)

(unaudited)

Net income	—	—	—	—	—	2,291	2,291
Dividends	—	—	—	—	—	(1,422)	(1,422)
Issuance of junior preferred shares	2	1,422	—	—	—	—	1,422
Issuance of restricted common stock	—	—	—	—	—	—	—

Balance at March 27, 2005	74	$73,959	11,544	$115	$5,548	$(128,844)	$(49,222)

See accompanying notes to consolidated financial statements.

RUTH’S CHRIS STEAK HOUSE, INC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(dollar amounts in thousands)

	Fiscal Year Ended			Fiscal Quarter Ended
	December 29, 2002	December 28, 2003	December 26, 2004	March 28, 2004	March 27, 2005
				(unaudited)
Cash flows from operating activities:
Net income	$5,684	$1,248	$2,442	$2,458	$2,291
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,033	6,782	6,469	1,644	1,617
Deferred income taxes	(2,454)	(298)	(4,020)	(482)	109
Non-cash interest expense	736	852	1,824	841	1,945
Loss (gain) on sale or disposition of assets	14	20	21	(3)	—
Loss on impairment	—	1,012	5,594	—	—
Accrued dividends and accretion on mandatorily redeemable senior preferred stock	—	2,243	5,071	1,194	1,188
Changes in operating assets and liabilities:
Accounts receivable	22	112	150	(98)	(111)
Inventories	(122)	(116)	(493)	158	108
Prepaid expenses and other	(368)	(313)	(470)	182	360
Other assets	(65)	(18)	(472)	(1)	(23)
Accounts payable and accrued expenses	1,072	2,836	2,464	1,035	384
Deferred revenue	1,187	936	2,696	(1,363)	(1,718)
Deferred rent	3,375	(240)	(1,086)	(110)	830
Other liabilities	475	(442)	780	661	(717)

Net cash provided by operating activities	15,589	14,614	20,970	6,116	6,263

Cash flows from investing activities:
Acquisition of property and equipment	(13,569)	(7,489)	(3,518)	(315)	(1,315)
Proceeds from redemption of life insurance	316	—	—	—	—
Decrease (increase) in notes receivable	148	162	—	(47)	(9)

Net cash used in investing activities	(13,105)	(7,327)	(3,518)	(362)	(1,324)

Cash flows from financing activities:
Principal repayments on long-term debt	(8,727)	(14,164)	(87,190)	(6,711)	(90,000)
Proceeds from long-term financing	8,000	6,750	70,707	—	114,000
Proceeds from sale of restricted common stock	—	—	3	—	—
Redemption of senior preferred stock	—	—	—	—	(30,000)
Deferred financing costs	—	(263)	(2,196)	—	(791)

Net cash used in financing activities	(727)	(7,677)	(18,676)	(6,711)	(6,791)

Net increase (decrease) in cash and cash equivalents	1,757	(390)	(1,224)	(957)	(1,852)
Cash and cash equivalents at beginning of period	3,763	5,520	5,130	5,130	3,906

Cash and cash equivalents at end of period	$5,520	$5,130	$3,906	$4,173	$2,054

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$9,240	$8,326	$9,467	$1,039	$2,718
Income taxes	1,197	1,008	824	744	851

Supplemental disclosures of non-cash equity information:
Senior redeemable preferred stock accretion	119	61	—	—	—
Issuance of junior preferred stock in payment of dividends	5,713	4,975	5,373	1,317	1,422
Issuance of senior preferred stock in payment of dividends	4,658	4,294	5,024	1,182	1,176

See accompanying notes to consolidated financial statements.

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

(1) Organization and Description of Business

Ruth’s Chris Steak House, Inc. and its subsidiaries (the Company) operate thirty-nine restaurants and a wholesale restaurant equipment company, and sell franchise rights to franchisees giving them the exclusive right to operate similar restaurants in a particular location designated in the franchise agreement. The Company’s franchisees operate all franchised operations. At December 27, 2004 and December 28, 2003, there were 86 and 89 restaurants operating, respectively. Of the 86 restaurants operating at December 27, 2004, 39 were wholly-owned Company restaurants and 47 were franchise restaurants. Of the 89 restaurants operating at December 28, 2003, 40 were wholly-owned Company restaurants and 49 were franchise restaurants. During 2004, one franchise restaurant was closed, two wholly-owned Company restaurants were closed and the Company assumed the operation of one franchise restaurant.

On July 16, 1999, Ruth’s Chris Steak House, Inc. entered into a Recapitalization and merger agreement with Madison Dearborn Capital Partners III, L.P. (MDCP), Madison Dearborn Special Equity III, L.P., and Special Advisors Funds I, LLC (collectively, Madison Dearborn) and RUF Merger Corporation (a wholly-owned subsidiary of MDCP) whereby RUF Merger Corporation was merged with and into the Company, with the Company being the surviving corporation. Madison Dearborn, certain members of management, and certain unaffiliated investors acquired all of the outstanding capital stock of the Company for an equity investment of $73,399 (the Recapitalization) on September 17, 1999. The equity investment consisted of (i) a $47,119 investment by Madison Dearborn (comprised of $4,412 of Class A Common Stock of the Company and $42,707 of Junior Preferred Stock), (ii) a $6,280 investment by certain members of management of the Company (comprised of $588 in Class A Common Stock and $5,692 in Junior Preferred Stock), and (iii) a $20,000 investment by certain unaffiliated investors in units consisting of Senior Redeemable Preferred Stock and a warrant to purchase common stock. The financing consisted of (i) $45,000 from the sale of Senior Subordinated Notes and (ii) a $92,000 Senior Credit Facility comprised of a $72,000 term loan facility and a $20,000 revolving credit facility. The Company used the proceeds from the equity investment and approximately $117,000 of aggregate proceeds from the financing described below to pay (i) $147,752 as Recapitalization consideration, (ii) $34,196 in repayment of existing indebtedness, and (iii) $8,451 in transaction fees and expenses.

Affiliates of Madison Dearborn beneficially owned approximately 79.3% of the Company’s common stock as of March 27, 2005, giving Madison Dearborn the ability to control the Company’s operations.

The Company manages its operations by restaurant. The Company has aggregated its operations to one reportable segment.

(2) Summary of Significant Accounting Policies

(a) Initial Public Offering and Unaudited Pro Forma Income (Loss) Per Share Information

The Company has authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) that would permit the sale of shares of the Company’s common stock in a proposed initial public offering (IPO). In connection with the proposed IPO, the Company intends to redeem the mandatorily redeemable senior preferred stock and junior preferred stock and will use the remainder to reduce outstanding long-term debt.

The unaudited pro forma balance sheet at March 27, 2005 reflects the redemption of the mandatorily redeemable preferred stock for $11.0 million, which represents the accreted value as of March 27, 2005 and the redemption of junior preferred stock for $74.0 million, which represents the accrued value as of March 27, 2005.

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Unaudited supplemental pro forma basic and diluted income (loss) per share have been computed by dividing net income (loss) by the total of the respective actual share base (see Note 11) and the 9,375,000 shares of common stock to be issued in the offering. The actual share base includes a total of 1,493,857 shares issuable upon the exercise of certain warrants because the warrants have a nominal exercise price. Such shares were assumed to be outstanding for all periods presented.

(b) Unaudited Interim Financial Statements

The interim financial statements of the Company for the fiscal quarters ended March 28, 2004 and March 27, 2005 included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of March 27, 2005 and the results of its operations and its cash flows for the fiscal quarters ended March 28, 2004 and March 27, 2005. The interim results of operations for the fiscal quarters ended March 28, 2004 and March 27, 2005, respectively, are not necessarily indicative of the results that may be achieved for the full year.

(c) Reporting Period

The Company utilizes a 52- or 53-week reporting period ending on the last Sunday of December. The periods ended December 29, 2002 (Fiscal 2002), December 28, 2003 (Fiscal 2003), and December 26, 2004 (Fiscal 2004) each had a 52-week reporting period. The interim periods ended March 28, 2004 and March 27, 2005 each had a 13-week reporting period.

(d) Principles of Consolidation

The consolidated financial statements include the financial statements of Ruth’s Chris Steak House, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(e) Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(f) Accounts Receivable

Accounts receivable consists primarily of bank credit card receivable, franchise royalty payments receivable, banquet billings receivable, and other miscellaneous receivables.

(g) Allowance for Doubtful Accounts

The Company estimates an allowance for doubtful accounts based upon the actual payment history of each individual customer. The Company performs a specific review of major account balances and applies

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

statistical experience factors to the various aging categories of receivable balances in establishing an allowance.

(h) Inventories

Inventories consisting of food, beverages, and supplies are stated at the lower of cost or market; cost is determined using the first-in, first-out method.

(i) Property and Equipment

Property and equipment are stated at cost. Expenditures for improvements and major renewals are capitalized, and minor replacement, maintenance, and repairs are charged to expense. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line basis over the shorter of the lease term or the estimated useful life of the assets. The estimated useful lives for assets are as follows: Building and Building Improvements, 20 years; Equipment, 5 years; Furniture and Fixtures, 5 to 7 years; Computer Equipment, 3 years; Leasehold Improvements, 5 to 25 years.

(j) Goodwill

Goodwill represents franchise rights reacquired from franchisees. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill is tested annually on a reporting unit (which we define as an individual restaurant) basis for impairment, and is tested more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. Based upon the Company’s review, no impairment charge was required in 2002, 2003 or 2004.

(k) Deferred Financing Costs

Deferred financing costs represent fees paid in connection with obtaining bank and other long-term financing. These fees are amortized using the interest method over the term of the related financing. Amortization expense of deferred financing cost was $695, $813, and $1,784 in fiscal 2002, 2003, and 2004, respectively and $219 and $1,876 in the first fiscal quarters of 2004 and 2005, respectively.

(l) Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization are reviewed for impairment on a restaurant-by-restaurant basis whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or the fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(m) Rent

Certain of the Company’s operating leases contain predetermined fixed escalations of the minimum rent during the term of the lease. For these leases, the Company recognizes the related rent expense on a straight-line basis over the life of the lease and records the difference between amounts charged to operations and amounts paid as deferred rent.

Additionally, certain of the Company’s operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts. The Company recognizes contingent rent expense prior to the achievement of the specified target that triggers the contingent rent, provided achievement of that target is considered probable.

(n) Marketing and Advertising

Marketing and advertising costs are recorded as expense in the period incurred.

(o) Insurance Liability

The Company maintains various policies for workers’ compensation, employee health, general liability and property damage. Pursuant to those policies, the Company is responsible for losses up to certain limits. The Company records a liability for the estimated exposure for aggregate losses below those limits. This liability is based on estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, acturial assumptions and economic conditions.

(p) Pre-Opening Costs

Pre-opening costs incurred with the opening of new restaurants are expensed as incurred. These costs include straight-line rent during the rent holiday period, wages, benefits, travel and lodging for the training and opening management teams, and food, beverage and other restaurant operating expenses incurred prior to a restaurant opening for business.

(q) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(r) Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. Deferred revenue primarily represents the Company’s liability for gift cards that have been sold, but not yet redeemed, and is recorded at the expected redemption value. When the gift cards are redeemed, the Company recognizes restaurant sales and reduces the deferred revenue. Company gift cards redeemed at franchisee-owned locations reduce the deferred revenue but do not result in restaurant sales. The expected redemption value of the gift cards represent the full value of all gift cards issued less the amount the

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

company has recognized as other income for gift cards that are not expected to be redeemed. The Company recognizes as other income the remaining value of gift cards that have not been redeemed 24 months following the date of issue, subject to limitations in some jurisdictions in which we operate.

The Company franchises Ruth’s Chris Steak House restaurants. The Company executes franchise agreements for each franchise restaurant, which sets out the terms of its arrangement with the franchisee. The franchise agreements typically require the franchisee to pay an initial, non-refundable fee and continuing fees based upon a percentage of sales. The Company collects ongoing royalties of 5% of sales from franchise restaurants plus a 1% advertising fee applied to national advertising expenditures. The Company is not required to perform any services for the ongoing royalties and thus these royalties are recognized when the royalties are due from the franchisee on a monthly basis. These ongoing royalties are reflected in the accompanying consolidated statements of income as franchise income. The 1% advertising fee is recorded as a liability against which specified advertising and marketing costs are charged.

The Company executes an area development agreement with franchisees that gives the franchisee rights to develop a specific number of restaurants within a specified area. The Company charges an initial development fee at the time the area agreements are executed. This fee is related to feasibility studies of the area and certification of the franchisee and for the development opportunities lost or deferred as a result of the rights granted. These services are performed prior to the execution of the agreement. The Company recognizes the initial area development fee upon the signing of the area development agreement by the franchisee.

The Company executes separate, site specific, franchise agreements for each restaurant developed by a franchisee under an area development agreement. The Company charges an initial fee at the time the franchise agreement is executed. This fee is related to assistance in site selection and lease negotiation, construction consulting assistance and consulting regarding purchasing and supplies. These services are performed prior to the restaurant opening. The Company recognizes the initial franchise fee when the related restaurant opens.

(s) Foreign Revenues

The Company currently has 10 international franchise locations in Canada, Mexico, Hong Kong and Taiwan. In accordance with our franchise agreements relating to these international locations, the Company receives royalty revenue from these franchisees in U.S. dollars. Franchise fee royalties from international locations made up less than 1% of total revenues in all periods presented.

(t) Stock-Based Compensation

The Company applies the intrinsic-value-based method of accounting prescribed by the Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, (“APB No. 25”) and related interpretations including Financial Accounting Standards Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, (“SFAS No. 123”) and SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, and amendment of SFAS No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

disclosure requirements of SFAS No. 123, as amended. The following table illustrates the effect on net income adjusted for pro forma provision for income taxes if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

				Fiscal Quarter Ended
	2002	2003	2004	March 28, 2004	March 27, 2005
				(unaudited)
Net income, as reported	$5,684	1,248	2,442	2,458	2,291
Stock-based employee compensation expense	(20)	(15)	(12)	(3)	—

Pro forma net income	5,664	1,233	2,430	2,455	2,291

The per share weighted average fair value of stock options granted during 2002, 2003, and 2004, under the 2000 Stock Plan was $0.10, $0.00, and $0.00, respectively, using the Black Scholes option-pricing model with the following weighted average assumptions: 2002—expected dividend yield 0.00%, risk free interest rate of 4.48%; and an expected life of five years; 2003—expected dividend yield 0.00%, risk free interest rate of 2.99%; and an expected life of five years; and 2004—expected dividend yield 0.00%, risk free interest rate of 3.48%; and an expected life of five years.

(u) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(v) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:

•	The carrying amount of cash and cash equivalents, receivables, prepaid expenses, accounts payable and accrued expenses and other current and long-term liabilities are a reasonable estimate of their fair values.

•	Borrowings under the term loan and revolving credit facility as of December 26, 2004 and the senior credit facility as of December 28, 2003 have variable interest rates that reflect currently available terms and conditions for similar debt. The carrying amount of this debt is a reasonable estimate of its fair value.

(w) Recent Accounting Pronouncements

In April 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, by requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. This statement was effective for all financial instruments entered into or modified after May 31,

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

2003, and was otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The restatement of financial statements for earlier years presented is not permitted. The Company adopted SFAS No. 150 effective June 30, 2003 (the beginning of the Company’s 2003 third quarter). Effective with the adoption of SFAS No. 150, the Company reported the mandatorily redeemable preferred stock on the balance sheet as a liability and the accrued dividends and accretion on mandatorily redeemable preferred stock prior to income before income taxes on the statement of operations. Prior to adoption of SFAS No. 150 in accordance with previous guidance, the Company reported mandatorily redeemable preferred stock on the balance sheet as mezzanine equity and the accrued dividends and accretion on mandatorily redeemable preferred stock in retained earnings on the consolidated balance sheet.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“Statement 151”). The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company has assessed the impact of Statement 151, and does not expect it to have an impact on its financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 152 “Accounting for Real Estate Time-Sharing Transactions—An Amendment to FASB Statements No. 66 and 67” (“Statement No. 152”). Statement 152 amends FASB Statement No. 66, “Accounting for Sales of Real Estate,” to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, “Accounting for Real Estate Time-Sharing Transactions.” Statement 152 also amends FASB Statement No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. Statement 152 is effective for financial statements for fiscal years beginning after June 15, 2005. The Company has assessed the impact of Statement 152, and does not expect it to have an impact on its financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 “Exchanges of Non-monetary assets—an amendment of APB Opinion No. 29” (“Statement 153”). Statement 153 amends Accounting Principles Board (“APB”) Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Statement 153 does not apply to a pooling of assets in a joint undertaking intended to fund, develop, or produce oil or natural gas from a particular property or group of properties. The provisions of Statement 153 shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early adoption is permitted and the provisions of Statement 153 should be applied prospectively. The Company has assessed the impact of Statement 153, and does not expect it to have an impact on its financial position, results of operations or cash flows.

In December of 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which replaces the requirements under SFAS No. 123 and APB No. 25. The statement sets accounting requirements for

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

“share-based” compensation to employees, including employee stock purchase plans, and requires all share-based payments, including employee stock options, to be recognized in the financial statements based on their fair value. It carries forward prior guidance on accounting for awards to non-employees. The accounting for employee stock ownership plan transactions will continue to be accounted for in accordance with Statement of Position (SOP) 93-6, while awards to most non-employee directors will be accounted for as employee awards. This Statement is effective for public companies that do not file as small business issuers as of the beginning of their first annual period beginning after June 15, 2005 (effective December 26, 2005 for the Company). The Company has not yet determined the effect the new Statement will have on the consolidated financial statements as it has not completed its analysis; however, the Company expects the adoption of this Statement to result in a reduction of net income that may be material.

(3) Property and Equipment

Property and equipment consists of the following:

	December 28, 2003	December 26, 2004	March 27, 2005
			(unaudited)
Land	$7,607	6,596	6,596
Building and building improvements	19,972	19,354	19,394
Equipment	17,659	17,196	17,320
Computer Equipment	1,553	1,823	1,995
Furniture and fixtures	7,949	7,693	7,785
Leasehold Improvements	41,266	38,084	38,077
Construction-in-progress	459	807	1,657

	$96,465	91,553	92,824
Less accumulated depreciation and amortization	(33,061)	(38,814)	(40,386)

	$63,404	52,739	52,438

The Company capitalizes interest as a component of the cost of construction in progress. In connection with assets under construction in 2003 and 2004, the Company has capitalized $143 and $55 of interest costs, respectively, in accordance with SFAS No. 34, Capitalization of Interest Cost.

(4) Other Assets

Other assets consist of the following:

	December 28, 2003	December 26, 2004	March 27, 2005
			(unaudited)
Deposits	$298	672	695
Liquor Licenses	250	362	362
Deferred Financing Costs	1,639	2,050	965
Other	210	197	197

	$2,397	3,281	2,219

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(5) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 28, 2003	December 26, 2004	March 27, 2005
			(unaudited)
Accounts Payable	$4,690	3,592	3,497
Sales & Use Tax Payable	1,150	1,296	1,189
Accrued Payroll & Related Benefits	3,780	5,352	4,862
Accrued Interest Payable	2,082	1,079	354
Other Accrued Expenses	4,411	7,258	7,816

	$16,113	18,577	17,718

(6) Notes Payable and Long-term Debt

Long-term debt consists of the following:

	December 28, 2003	December 26, 2004	March 27, 2005
			(unaudited)
New Senior Credit Facilities:
Term loan facility	$—	—	105,000
2004 Senior Credit Facility:
Term loan facility	—	20,000	—
Revolving credit facility	—	41,000	—
1999 Senior Credit Facility:
Term Loan—Tranche A	11,509	—	—
Term Loan—Tranche B	32,224	—	—
Revolving credit facility	8,750	—	—
Senior subordinated notes	44,890	19,931	—

	97,373	80,931	105,000
Less current maturities	—	—	3,316

	$97,373	80,931	101,684

(a) New Senior Credit Facilities

On March 11, 2005, the Company entered into a financing agreement with a syndicate of commercial banks and other institutional lenders. The financing consisted of a $105 million term loan facility and a $15 million revolving credit facility with no amounts drawn at closing. The term loan facility will bear interest at either the base rate plus 2.00% or the Eurodollar rate plus 3.00%. The revolving credit facility will bear interest at either the base rate plus a margin of 1.25%–2.25% or the Eurodollar rate plus a margin of 2.25%–3.25%. The base rate is defined as the higher of the prime rate or the Federal Funds effective rate plus .50%. The interest rate margins applicable to the revolving credit facility are based on the Company’s consolidated pricing leverage ratio. The term loan interest and fees are payable monthly and the principal is payable in quarterly payments ranging from $829 to $2,579 commencing June 30, 2005, with the remaining unpaid balance due on March 11, 2011. The revolving credit facility interest and fees are payable monthly and all

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

outstanding amounts are due upon maturity at March 11, 2010. The proceeds from the financing agreement were used to pay amounts outstanding under the Company’s existing balances of the term loan, revolving credit facility and the senior subordinated notes. In addition, $21.1 million of the proceeds were used to pay all outstanding dividends payable on the Senior Preferred Stock and to redeem approximately 8,907 shares of the Senior Preferred Stock valued at $8,907. In connection with this refinancing, the Company wrote off deferred financing costs relating to the 2004 Senior Credit Facility and senior subordinated debt in the amount of $1,639 and capitalized financing costs relating to the new debt in the amount of $786.

As of March 27, 2005, there were no borrowings outstanding under our revolving credit facility and the Company had approximately $13.7 million of borrowings available under our revolving credit facility, net of outstanding letters of credit of approximately $1.3 million. Commitments under our revolving credit facility terminate on March 11, 2010.

The Company is allowed under the financing agreement to make voluntary prepayments of principal on the term loan facility. In addition, the Company is required to make additional principal payments if there is excess operating cash flow, as defined in the financing agreement, and in the event of any capital contributions, sale or issuance of equity, asset sales, or receipt of proceeds from any recovery event, as defined in the financing agreement.

The financing agreement contains certain restrictive covenants, which, among other things, require the Company to comply with certain financial covenants (as defined in the agreement), including a minimum fixed charge coverage ratio, a minimum adjusted fixed charge coverage ratio and a maximum leverage ratio, and places limitations on indebtedness, and certain transactions with affiliates. The financing agreement also restricts the Company’s ability to pay dividends. The financing agreement prohibits the payment of any dividend or other distribution, direct or indirect, on account of any shares of any class of stock of the Company, except a dividend payable solely in shares of that class of stock to the holders of that class. The Company was in compliance with all covenants at March 27, 2005.

(b) 2004 Senior Credit Facility

On April 1, 2004, the Company entered into a financing agreement with a commercial lender. The financing consisted of a $20 million term loan facility and a $50 million revolving credit facility. The term loan facility bears interest at the commercial lender’s prime rate plus 4.25% (9.50% at December 26, 2004) and the revolving credit facility bears interest at LIBOR plus 3.50% (5.90% at December 26, 2004). Interest and fees must be paid monthly and the principal is due upon maturity of the financing agreement on June 30, 2006. The proceeds from the refinancing agreement were used to pay the existing balances of the Tranche A and B term loans, the original revolving credit facility, and $13 million of the Senior Subordinated Notes. At December 26, 2004, the Company has $1.7 million of outstanding letters of credit, reducing the amount available on the revolving credit facility to $7.3 million. The Company incurs commitment fees equal to ½ of 1% on the unused portion of the revolving credit facility. The Company is allowed under the financing agreement to make voluntary prepayments of term principal. In addition, the Company is required to make additional principal payments if there is excess operating cash flow, as defined in the financing agreement, and in the event of any capital contributions, sale or issuance of equity, asset sales, or receipt of proceeds from any recovery event, as defined in the financing agreement. The financing agreement contains certain restrictive covenants, which, among other things, require the Company to comply with certain financial covenants (as defined in the agreement), including a minimum interest coverage, a minimum consolidated EBITDA, a minimum fixed charge coverage ratio, and a maximum leverage ratio, and places limitations on dividends, indebtedness, capital expenditures, and certain

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

transactions with affiliates. The Company was in compliance with all covenants at December 26, 2004. In connection with this financing agreement, the Company wrote off deferred financing costs relating to the old debt in the amount of $774 and capitalized financing costs relating to the new debt in the amount of $2,196. All outstanding borrowings under this senior credit facility were repaid on March 11, 2005.

(c) 1999 Senior Credit Facility

On September 17, 1999, the Company entered into a senior credit facility agreement consisting of a $72 million term loan facility and a $20 million revolving credit facility. The senior credit facility was amended in September 2001 and April 2003 with respect to certain financial covenants and to reduce the available amount available under the revolving credit facility to $14.5 million. Borrowings under the credit agreement were secured by substantially all of the Company’s assets. The term loan facility consisted of Tranches A and B. The principal on Tranche A and B were due on September 17, 2004 and September 17, 2005, respectively. At the Company’s option, Tranche A term loans bore interest at LIBOR plus 4.00% or the base rate plus 2.00%. Tranche B term loans bore interest at LIBOR plus 4.00% or the base rate plus 2.50%. The rate of the spread depended on certain financial ratios under the credit facility. Interest on base rate loans was payable quarterly and interest on LIBOR loans was payable at the end of the applicable interest period but, in any event, at least quarterly. The revolving credit facility matured September 17, 2004. At the Company’s option, the amount borrowed under the revolving credit facility bore interest at LIBOR plus 4.00% or the base rate, as defined in the credit agreement, plus 2.00%. The rate of the spread depended on certain financial ratios under the credit facility. At December 28, 2003, the Company had $821 of outstanding letters of credit, reducing the amount available on the revolving credit facility to $4.9 million. The Company incurred commitment fees equal to 0.50% on the unused portion of the revolving credit facility. At December 28, 2003, $20,259 of amounts currently due under the senior credit facility were classified as long term due to the closing of the financing agreement on April 1, 2004. All outstanding borrowings under this senior credit facility were repaid on April 1, 2004.

(d) Senior Subordinated Notes

The Senior Subordinated Notes bear interest at 13.0% and are due September 30, 2006. These notes are subordinated to any amounts outstanding under the Senior Credit Facility. Interest is payable semi-annually on March 31 and September 30. Beginning after September 30, 2002, the Senior Subordinated Notes were subject to redemption at the option of the Company in whole or in part, at the redemption prices set forth below, plus accrued interest.

Twelve Month Period Beginning September 30	Percentage of Principal Amount
2002	106.25%
2003	103.25%
2004	101.63%
2005	100.00%
2006	100.00%

On April 1, 2004, the Company entered into a financing agreement with a commercial lender and used a portion of its borrowings thereunder to redeem $13,000 of the Senior Subordinated Notes. In addition, the Company redeemed $6,000 of the Senior Subordinated Notes in each of June 2004 and December 2004, for a total redemption in 2004 of $25,000. The Company was required to pay a total of $715 in excess of the principal

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

amount of the Senior Subordinated Notes redeemed in 2004 as a result of its payment of the required redemption premiums as set forth above. As of March 11, 2005, all borrowings under the Senior Subordinated Notes then outstanding were repaid.

The Senior Subordinated Notes contain certain restrictive covenants which, among other things, limit the Company’s ability to incur additional indebtedness, pay dividends, consummate certain asset sales, and enter into certain transactions with affiliates. The Company was in compliance with all covenants at December 26, 2004.

In conjunction with the issuance of the Senior Subordinated Notes, a warrant exercisable for 28,302 shares of the Company’s Class A Common Stock was issued. The difference between the carrying value of the Senior Subordinated Notes and the liquidation value of the Senior Subordinated Notes is being accreted by periodic charges to operations over the 7-year term of the Senior Subordinated Notes.

Scheduled, mandatory principal payments of long-term debt as of December 26, 2004 were as follows:

2005	$—
2006	80,931

$80,931

(7) Mandatorily Redeemable Senior Preferred Stock

The Company’s 14% mandatorily redeemable Senior Preferred Stock is reflected as a liability in the consolidated financial statements.

The Company is authorized to issue 58,000 shares of the 14% Senior Preferred Stock with a par value of $.01 per share. The Senior Preferred Stock has a $1,000.00 per share liquidation value, plus accrued and unpaid dividends and has limited voting rights as discussed below. In the event of liquidation or dissolution, all shares of Senior Preferred Stock, including accrued and unpaid dividends, rank senior to all other classes of stock. In September 1999, the Company issued 20,000 shares of Senior Preferred Stock for $19,623.

Holders of the Senior Preferred Stock are entitled to receive, when and if declared, dividends at a rate equal to 14% per annum, which are cumulative and accrue from date of issuance and are compounded annually. Dividends are payable in cash or additional shares of fully paid and non-assessable Senior Preferred Stock. All accrued dividends on the Senior Redeemable Preferred Stock must be paid in cash prior to the payment of any cash dividends on any other series or class of capital stock. The Company is not permitted to pay cash dividends or make other cash distributions pursuant to certain debt agreements.

On March 23, 2005, the Company amended its Articles of Incorporation to extend the scheduled redemption date for the Senior Preferred Stock to September 17, 2011, from a previous scheduled redemption date of September 17, 2007, in each case to be redeemed at a price per share equal to the liquidation value thereof, plus all accrued and unpaid dividends on the Senior Preferred Stock. The Company may at any time, at its option and if permitted by debt agreements, redeem all or a portion of the Senior Preferred Stock then outstanding at a price per share equal to the liquidation value thereof, plus all accrued and unpaid dividends on the Senior Preferred Stock outstanding. In addition, the Company may redeem all the outstanding shares of Senior Preferred Stock at a price equal to liquidation value, plus all accrued and unpaid dividends on such shares, in the event of (i) a change in control, (ii) an initial public offering of the Company’s common stock, (iii) default under Articles of

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Incorporation and the Securities Purchase Agreement, (iv) default and acceleration under credit facilities, or (v) default on redemption of the Senior Preferred Stock.

Holders of the Senior Preferred Stock have voting rights with respect to certain matters that could adversely affect their rights. The Senior Preferred Stock does not include any rights for conversion to common stock.

As discussed above, the Company issued 20,000 shares of Senior Preferred Stock with a mandatory redemption value of $20 million for total proceeds of $19,623. Such price was determined to be the fair value of this financial instrument (see also Note 8). Deferred financing costs of $600 were netted against the Senior Preferred Stock at issuance. These deferred financing costs were reclassed to Other Assets on the consolidated financial statements in connection with the implementation of SFAS No. 150. The corresponding reduction in redemption value of the preferred stock is recorded as an issuance discount and is being accreted through the preferred stock mandatory redemption date as follows:

	Number of Shares	Mandatory Redemption Value	Unamortized Issuance Discount	Unamortized Deferred Financing Cost	Net Book Value
Balance at December 29, 2001	26,010	26,010	(270)	(427)	25,313
Accrual of dividends and accretion of issuance discount	4,658	4,658	44	75	4,777

Balance at December 29, 2002	30,668	30,668	(226)	(352)	30,090
Accrual of dividends and accretion of issuance discount	4,294	4,294	50	—	4,344
Reclass to Other Assets	—	—	—	352	352

Balance at December 28, 2003	34,962	34,962	(176)	—	34,786
Accrual of dividends and accretion of issuance discount	5,024	5,024	47	—	5,071

Balance at December 26, 2004	39,986	39,986	(129)	—	39,857
Redemption of senior preferred stock (unaudited)	(30,000)	(30,000)	—	—	(30,000)
Accrual of dividends and accretion of issuance discount (unaudited)	1,176	1,176	12	—	1,188

Balance at March 27, 2005 (unaudited)	11,162	11,162	(117)	—	11,045

(8) Shareholders’ Equity

The Junior Preferred Stock earns cumulative dividends of 8% annually, payable in cash or in additional shares of fully paid and non-assessable Junior Preferred Stock. All accrued dividends on the Junior Preferred Stock must be paid in cash prior to the payment of any cash dividends on any other series or class of capital stock other than the Senior Preferred Stock. Holders of the Junior Preferred Stock have voting rights with respect to certain matters that could adversely affect their rights. The Company or the holders of the Junior Preferred Stock may elect to convert the Junior Preferred Stock to Class A Common Stock in the event of an initial public offering. The amount of Class A Common Stock issued upon conversion is determined as the liquidation value of the Junior Preferred Stock (plus

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

all accrued and unpaid dividends) as of the date of the consummation of the initial public offering divided by the selling price per share of the common stock to the public in the initial public offering.

The holders of the Class A Common Stock are entitled to one vote per share on all matters to be voted on by the Company’s shareholders. Holders of Class A Common Stock are entitled to convert, at any time and from time to time, any or all of the shares of Class A Common Stock held by such holder into the same number of shares of Class B Common Stock.

The holders of the Class B Common Stock do not have voting rights. Holders of Class B Common Stock are entitled to convert, at any time and from time to time, any or all of the shares of Class B Common Stock held by such holder into the same number of shares of Class A Common Stock.

In conjunction with the issuance of the Senior Preferred Stock, a warrant exercisable for 783,125 shares of the Company’s Class B Common Stock was issued. The warrant is exercisable at a price of $.01 per share in whole at any time and in part from time to time for a period of 10 years after issuance. The warrants were valued at an amount equal to the Class A Common stock sold at the time of the warrant issue, because the rights and privileges of the Class B Common stock to be received upon the exercise of the warrants was substantially the same as the Class A Common stock sold at the same time. The value attributable to the warrants resulting from the allocation of the aggregate proceeds from the Senior Preferred Stock was $377 and is included in additional paid in capital on the consolidated balance sheets. In November 2004, an additional warrant exercisable for 70,508 shares of Class B Common Stock was issued pursuant to the anti-dilution provisions of the initial warrant agreement. These warrants were valued in accordance with the third party valuation of a share of common stock ($0.37 per share) and the issuance of the warrants was treated for accounting purposes as a distribution to the warrant holders. This distribution had no effect on total shareholders’ equity at December 26, 2004.

In conjunction with the issuance of the Senior Subordinated Notes, a warrant exercisable for 587,346 shares of the Company’s Class A Common Stock was issued. The warrant is exercisable at a price of $.01 per share in whole at any time and in part from time to time for a period of 10 years after issuance. The warrants were valued at an amount equal to the Class A Common stock sold at the time of the warrant issue, because the rights and privileges of the Class B Common stock to be received upon the exercise of the warrants, was substantially the same as the Class A Common stock sold at the same time. The value attributable to the warrants resulting from the allocation of the aggregate proceeds from the Senior Subordinated Notes was $283 and is included in additional paid in capital on the consolidated balance sheets. The warrants contain certain anti-dilution provisions. During fiscal 2004, an additional warrant exercisable for 52,878 shares of Class A Common Stock was issued pursuant to the anti-dilution provisions of the initial warrant agreement. These warrants were valued in accordance with the third party valuation of a share of common stock ($0.37 per share) and the issuance of the warrants was treated for accounting purposes as a distribution to the warrant holders. This distribution had no effect on total shareholders’ equity at December 26, 2004.

(9) Employee Benefit Plan

In 2000, the Company established a 401(k) plan. Eligible employees may contribute up to 15% of their annual compensation. At the discretion of the Company’s management and Board of Directors, the Company can match the employees’ contributions at year end. Employees vest in the Company’s contributions based upon their years of service. The Company’s expenses relating to matching contributions were approximately $418, $108, and $141 for the years ended December 29, 2002, December 28, 2003, and December 26, 2004, respectively. The Company’s expenses relating to matching contributions were approximately $62 and $70 for the fiscal quarters ended March 28, 2004 and March 27, 2005, respectively.

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(10) Incentive and Stock Option Plans

The Company established a stock option plan (the 2000 Stock Option Plan) which allows the Company’s Board of Directors to grant stock options to directors, officers, key employees, and other key individuals performing services for the Company. The 2000 Stock Option Plan authorizes grants of options to purchase up to 1,765,981 shares of authorized but unissued Class A Common Stock. The Plan provides for granting of options to purchase shares of common stock at an exercise price not less than the fair value of the stock on the date of grant. Options are exercisable at various periods ranging from one to ten years from date of grant.

The Company established a restricted stock plan (the 2004 Restricted Stock Plan), which allows the Company’s Board of Directors to grant restricted stock to directors, officers and other key employees. The 2004 Restricted Stock Plan authorizes restricted stock grants of up to 1,167,487 shares of authorized but unissued Class A Common Stock.

Under the Company’s 2000 Stock Option Plan there are 1,765,981 shares of Class A Common Stock reserved for issue at December 26, 2004 and 515,811 shares available for future grants. Under the Company’s 2004 Restricted Stock Plan, there are 1,167,487 shares of Class A Common Stock reserved for issue at December 26, 2004 and no shares available for future grants.

In connection with the initial public offering, the Company intends to adopt the Ruth’s Chris Steak House, Inc. 2005 Long-Term Equity Incentive Plan (the 2005 Equity Incentive Plan), which will allow the Company’s Board of Directors to grant stock options, restricted stock, restricted stock units, deferred stock units and other equity-based awards to directors, officers, key employees, and other key individuals performing services for the Company. The 2005 Equity Incentive Plan provides for granting of options to purchase shares of common stock at an exercise price not less than the fair value of the stock on the date of grant.

In November 2004, the Company issued 147,338 stock options with an exercise price of approximately $0.48 per share under the 2000 Stock Plan and 1,167,487 shares of restricted stock for less than $0.01 per share under the 2004 Restricted Stock Plan. The fair value of a share of restricted stock on the date of issuance was determined to be $0.29 per share based on a retrospective valuation performed by an unrelated valuation specialist, resulting in compensation expense of approximately $333 related to the sale of the 1,167,487 shares of restricted stock at less than $0.01 per share. This amount will be recognized over the five year vesting period for the restricted stock. The effect on compensation expense was insignificant for fiscal 2004.

Stock option activity during the periods indicated is as follows:

	2002		2003		2004
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	1,344,475	$0.48	1,371,971	$0.48	1,176,985	$0.48
Granted	126,068	0.48	197,144	0.48	147,338	0.48
Exercised	—	—	—	—	—	—
Forfeited	(98,572)	0.48	(392,130)	0.48	(74,188)	0.48

Outstanding at end of year	1,371,971	0.48	1,176,985	0.48	1,250,135	0.48

Options exercisable at year end	608,985	$0.48	817,236	$0.48	895,018	$0.48

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(11) Earnings per share

Basic earnings per common share were computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the fiscal year. Basic and diluted earnings per common share for the fiscal years 2002, 2003 and 2004 were determined on the assumption that all outstanding warrants were exercised as of the beginning of each fiscal year. Diluted earnings per share for fiscal years 2002, 2003 and 2004 exclude 1,371,971, 1,176,985 and 1,250,135 stock options, respectively, at a weighted average price of $0.48 for each year, which were outstanding during the period but were anti-dilutive. Diluted earnings per share for the quarter ended March 28, 2004 exclude 1,133,925 stock options at a weighted average price of $0.48 which were outstanding during the period but were anti-dilutive.

The following table sets forth the computation of basic and diluted earnings per share:

	Fiscal Year			Fiscal First Quarter
	2002	2003	2004	2004	2005
Income (loss) available to common stockholders	$(4,806)	$(5,862)	$(2,931)	$1,141	$869

Shares:
Weighted average number of common shares outstanding	11,746,868	11,746,868	11,917,093	11,746,868	13,037,746
Dilutive stock options	—	—	—	—	1,175,713

Weighted average number of common shares outstanding	11,746,868	11,746,868	11,917,093	11,746,868	14,213,459

Basic earnings (loss) per share:
Continuing operations	$(0.36)	$(0.36)	$0.08	$0.11	$0.11
Discontinued operations	(0.05)	(0.14)	(0.33)	(0.01)	(0.04)

Basic earnings per share	$(0.41)	$(0.50)	$(0.25)	$0.10	$0.07

Diluted earnings (loss) per share:
Continuing operations	$(0.36)	$(0.36)	$0.08	$0.11	$0.10
Discontinued operations	(0.05)	(0.14)	(0.33)	(0.01)	(0.04)

Diluted earnings per share	$(0.41)	$(0.50)	$(0.25)	$0.10	$0.06

On August 1, 2005, the Company completed a 20.75281-for-1 stock split of its common stock (See Note 18). Accordingly, basic and diluted shares for all periods presented have also been calculated based on the weighted average shares outstanding, as adjusted for the stock split.

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(12) Income Taxes

Income tax expense from continuing operations consists of the following:

	Current	Deferred	Total
Year ended December 26, 2002:
U.S. Federal	$1,818	(1,004)	814
State	600	(1,346)	(746)
Foreign	360	—	360

	$2,778	(2,350)	428

Year ended December 28, 2003:
U.S. Federal	$206	1,365	1,571
State	464	(1,063)	(599)
Foreign	372	—	372

	$1,042	302	1,344

Year ended December 29, 2004:
U.S. Federal	$2,652	(934)	1,718
State	453	(1,687)	(1,234)
Foreign	251	—	251

	$3,356	(2,621)	735

Income tax expense differs from amounts computed by applying the federal statutory income tax rate to income from continuing operations before income taxes as follows:

	2002	2003	2004
Income tax expense at statutory rates	$2,261	1,442	2,315
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal benefit	(493)	(396)	(814)
Foreign tax credit	(360)	(372)	(251)
FICA tax credit	(825)	—	(2,030)
Nondeductible accrued dividends and accretion of mandatorily redeemable preferred stock	—	763	1,724
Other	(155)	(93)	(209)

	$428	1,344	735

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

	December 28, 2003	December 26, 2004
Deferred tax assets:
Accounts payable and accrued expenses	$338	717
Preopening costs	103	33
Deferred rent	1,459	1,401
Net state operating loss carryforwards	3,116	5,196
Tax credit carryforwards	2,375	3,503
Property and equipment	611	1,695
Other	65	81

Gross deferred tax assets	8,067	12,626
Deferred tax liabilities:
Intangible assets	(2,021)	(2,553)
Other	(17)	(24)

Net deferred tax assets	$6,029	10,049

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

There was no valuation allowance for deferred tax assets at December 28, 2003 or December 26, 2004. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

As of December 26, 2004, the Company has state net operating loss carryforwards and tax credit carryforwards of $70,924 and $3,328, respectively, which are available to offset federal and state taxable income through 2020.

(13) Leases

All of the Company’s owned restaurants operate in leased premises, with the exception of the Ruth’s Chris Steak House locations in New Orleans, Metairie, Houston, Columbus, Palm Desert, Palm Beach, Ft. Lauderdale and Sarasota, which are owned properties. Remaining lease terms range from approximately 4 to 25 years, including anticipated renewal options. The leases generally provide for minimum annual rental payments and are subject to escalations based upon increases in the Consumer Price Index, real estate taxes, and other costs. In addition, certain leases contain contingent rental provisions based upon the sales of the underlying restaurants. Certain leases also provide for rent deferral during the initial term of such lease and/or scheduled minimum rent increases during the terms of the leases. For financial reporting purposes, rent expense is recorded on a straight-line basis over the life of the lease. Accordingly, included in long-term liabilities in the accompanying consolidated balance sheets at December 28, 2003 and December 26, 2004 are accruals related to such rent deferrals and the pro rata portion of scheduled rent increases of approximately $10.8 million and $9.8 million, respectively, net of the current portion included in other current liabilities of $0.3 million and $0.3 million, respectively.

Future minimum annual rental commitments under leases as of December 26, 2004 are as follows:

2005	$8,341
2006	8,320
2007	8,403
2008	7,470
2009	6,509
Thereafter	37,699

76,742

Rental expense consists of the following:

	Fiscal Year Ended			Fiscal Quarter Ended
	2002	2003	2004	March 28, 2004	March 27, 2005
				(unaudited)
Minimum rentals	$6,286	7,196	7,651	1,879	1,914
Contingent rentals	1,740	1,721	2,138	558	670

	8,026	8,917	9,789	2,437	2,584

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(14) Commitments and Contingencies

Ruth’s Chris Steak House, Inc. guaranteed a franchisee’s operating lease for a restaurant located in Detroit, Michigan. The amount guaranteed includes annual minimum lease payments of approximately $143 through August 2005.

The Company currently buys most of its beef from one supplier. Although there are a limited number of beef suppliers, management believes that other suppliers could provide similar product on comparable terms. A change in suppliers, however, could cause supply shortages and a possible loss of sales, which would affect operating results adversely.

During 2004, the Company was a defendant in a labor code class action lawsuit filed in the Superior Court of California, Orange County. In April 2005, the Company resolved this matter in principle by agreeing to pay $1,625. The Company has accrued $1,625 in other accrued liabilities as of December 26, 2004. Related to this case, the Company’s insurance carrier agreed to reimburse certain legal expenses totaling $288, which is included in other current assets as of December 26, 2004.

The Company is subject to other various claims, possible legal actions, and other matters arising in the normal course of business. Management does not expect disposition of these other matters to have a material adverse effect on the financial position, results of operations or liquidity of the Company.

(15) Related Party Transactions

A former director and officer of the Company had ownership interests in certain franchises. Franchise income of approximately $840 was received from these franchises during the year ended December 29, 2002. The Company is required to pay an annual monitoring fee to Madison Dearborn of $150 as long as it is controlled by Madison Dearborn and certain levels of financial performance are achieved.

(16) Discontinued Operations

On December 24, 2004, the Company decided to close one of the two Ruth’s Chris Steak House locations in Manhattan, NY. Prior to and including 2004, the Company experienced operating losses at its Manhattan-UN restaurant location, which operates in leased premises. As a result of the underperforming operation, the Company determined the discontinuance of the Manhattan-UN operation was in its best interest. This closure was evaluated for lease liability and asset impairment in accordance with the Company’s policy. In connection with its exit activity from Manhattan-UN, the Company incurred a pretax loss of approximately $5.5 million, including impairment losses related to assets abandoned of $4.9 million, and contract termination costs associated with lease obligations of $600, which were accrued in other liabilities in the accompanying consolidated balance sheets. The Company accounted for its exit costs in accordance with the provisions of SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which required that such costs be expensed in the period such costs are incurred. All of the losses incurred are included in discontinued operations in the accompanying consolidated income statements. The Company determined that the closed restaurant should be accounted for as discontinued operations because the Company does not expect any further direct or indirect cash inflows from the discontinued restaurant, since the restaurant has completely ceased operation. The Company does not expect any cash inflows from migration to its remaining Manhattan, New York location as the remaining location is in a different geographic market within Manhattan, New York and has a different customer base than the closed restaurant. The Company has continuing direct cash outflows associated with the fixed portion of rent at the closed restaurant in the amount of approximately $45 per month until the

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

lease expiration in fiscal year 2016 or until the property is subleased, if earlier. The Company has determined that these cash outflows are not significant continuing direct cash outflows.

In October of 2004, the Company announced its plan to close its Ruth’s Chris Steak House location in Sugar Land, TX. Prior to and including 2004, the Company experienced operating losses at its Sugar Land restaurant location, which is an owned property. As a result of the underperforming operation, the Company determined the discontinuance of the Sugar Land operation was in its best interest. On October 31, 2004, the Company closed the Sugar Land location and recorded the related assets as “Assets held for sale” in the Company’s consolidated balance sheets. Assets held for sale, which include land, building, equipment and furniture, are recorded at their estimated net realizable value of $2.1 million. The Company recorded a pre-tax charge of $80 as a loss due to impairment on the income statement in order to reduce the assets to net realizable value. Subsequent to year end, the Company entered into a real estate purchase and sale agreement to sell the assets for $2.1 million.

During 2003, sales of the Ruth’s Chris Steak House location in Sugar Land, TX, decreased due to the slowing economy in the surrounding area and the impact of negative repercussions from the downturn in the major industries in the area. This change required an impairment analysis to be performed in accordance with SFAS No. 144. The estimated undiscounted future cash flows generated by the restaurant were less than the building’s carrying value. The carrying value of the building was reduced to fair market value. This resulted in a pre-tax charge of $1,012 recorded as a loss due to impairment on the income statement. Management estimated fair market value using a third-party appraisal.

As discussed in Note 2 to the consolidated financial statements, the Company accounts for its closed restaurants in accordance with the provisions of SFAS No. 144. Therefore, when a restaurant is closed, and the restaurant is either held for sale or abandoned, the restaurant’s operations are eliminated from the ongoing operations. Accordingly, the operations of such restaurants, net of applicable income taxes, are presented as discontinued operations and prior period operations of such restaurants, net of applicable income taxes, are reclassified.

Discontinued operations consist of the following:

				Quarter Ended
	2002	2003	2004	March 28, 2004	March 27, 2005
				(unaudited)
Revenues	$1,973	4,116	5,685	1,630	—
Loss before income tax	(684)	(2,705)	(6,730)	(288)	(706)
Loss from operations of discontinued restaurants, net of income tax benefit	(538)	(1,648)	(3,919)	(168)	(508)

RUTH’S CHRIS STEAK HOUSE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(17) Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data:

	March 30, 2003	June 29, 2003	September 28, 2003	December 28, 2003	March 28, 2004	June 27, 2004	September 26, 2004	December 26, 2004
Revenues	$43,399	$41,125	$37,336	$45,921	$49,906	$47,473	$42,214	$52,608
Operating income	5,631	3,708	1,842	4,314	7,007	4,754	3,291	8,281
Net income	2,280	523	(1,724)	169	2,458	457	(3,304)	2,831

Net income (loss) available to common shareholders	$(5)	$(1,765)	$(2,943)	$(1,148)	$1,141	$(860)	$(4,621)	$1,409

Basic earnings (loss) per share:
Continuing operations	$0.01	$(0.11)	$(0.22)	$(0.04)	$0.11	$(0.05)	$(0.11)	$0.13
Discontinued operations	(0.01)	(0.04)	(0.03)	(0.06)	(0.01)	(0.02)	(0.28)	(0.02)

Basic earnings (loss) per share	$(0.00)	$(0.15)	$(0.25)	$(0.10)	$0.10	$(0.07)	$(0.39)	$0.11

Diluted earnings (loss) per share:
Continuing operations	$0.01	$(0.11)	$(0.22)	$(0.04)	$0.11	$(0.05)	$(0.11)	$0.13
Discontinued operations	(0.01)	(0.04)	(0.03)	(0.06)	(0.01)	(0.02)	(0.28)	(0.02)

Diluted earnings (loss) per share	$(0.00)	$(0.15)	$(0.25)	$(0.10)	$0.10	$(0.07)	$(0.39)	$0.11

During the quarters ended December 28, 2003, and September 26, 2004, the Company recorded charges to earnings of $1,012 and $5,297, respectively, related to impairment charges on discontinued operations (Note 16). During the quarter ended December 26, 2004, the Company recorded a charge to earnings of $600 related to contract termination costs associated with lease obligations (Note 16) and accrued $1,625 related to certain legal matters (Note 14). During the quarter ended June 27, 2004, the Company wrote off $774 of deferred financing costs (Note 6).

(18) Subsequent Events

On April 22, 2005, the Board of Directors of the Company approved the filing of a registration statement on Form S-1 with respect to a proposed public offering of up to $254.2 million of the Company’s common stock. In connection therewith, on August 1, 2005, the Company completed a 20.75281-for-1 stock split, an increase in the number of authorized shares of the Company’s common stock and the authorization of 10,000,000 shares of a new class of preferred stock, with a par value of $0.01 per share. As of August 2, 2005, no shares of this new class of preferred stock were outstanding. Accordingly, all references to numbers of shares in the consolidated financial statements and accompanying notes have been adjusted to reflect the stock split and change in the number of authorized shares on a retroactive basis.

On May 19, 2005, the Company reincorporated in Delaware by merging Ruth’s Chris Steak House, Inc., a Louisiana corporation, into a newly formed Delaware subsidiary.

11,430,000 Shares

LOGO

RUTH’S CHRIS STEAK HOUSE, INC.

Common Stock

Prospectus

                    , 2005

Banc of America Securities LLC

Wachovia Securities

Goldman, Sachs & Co.

RBC Capital Markets

CIBC World Markets

SG Cowen & Co.

Piper Jaffray

Until                     , 2005, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Ruth’s Chris Steak House, Inc. in connection with the offer and sale of the securities being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee	$29,913
NASD filing fee	$25,915
Nasdaq listing fee	$100,000
Transfer Agent’s fee	$15,000
Printing and engraving costs	$350,000
Legal fees and expenses	$1,000,000
Accounting fees and expenses	$600,000
Miscellaneous	$479,172

Total	$2,600,000

Item 14. Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our by laws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain insurance to protect us and our directors and officers against any expense, liability or loss, whether or not we would have the power to indemnify such persons against such expense, liability or loss under applicable law.

Item 15. Recent Sales of Unregistered Securities

During the three-year period preceding the date of the filing of this registration statement, we have issued securities in the transactions described below without registration under the Securities Act. These securities were offered and sold in reliance upon exemptions from the registration requirements provided by Section 4(2) of the Securities Act and Regulation D under the Securities Act relating to sales not involving any public offering and/or Rule 701 under the Securities Act relating to transactions occurring under compensatory benefit plans.

On November 8, 2004, pursuant to our 2004 Restricted Stock Plan, we sold 1,167,487 shares of restricted stock for less than $0.01 per share to a group of directors and senior managers consisting of Craig S. Miller, Geoffrey D. K. Stiles, Thomas J. Pennison, Jr., Anthony M. Lavely, David L. Cattell, James G. Cannon, Alan Vituli and Carla R. Cooper.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Reference is made to the attached Exhibit Index, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts for the fiscal year ended December 29, 2002, December 28, 2003 and December 26, 2004 and for the fiscal quarter ended March 27, 2005. All other schedules have been omitted because they are not required or because the information is presented in the notes to the financial statements.

Schedule II—Ruth’s Chris Steak House, Inc. Valuation and Qualifying Accounts

(in thousands)

Column A	Column B	Column C		Column D	Column E	Column F
Description	Balance at beginning of period	Additions charged to costs and expenses or revenues		Additions charged to other accounts	Deductions (a)	Balance at end of period
Quarter Ended March 27, 2005
Allowance for doubtful accounts	275	16		—	—	291
Medical claims reserve	585	1,045		23	999	654
Workers’ compensation reserve	381	318		—	301	398
Legal settlements	1,735	—		—	—	1,735

Total	2,976	1,379		23	1,300	3,078

Year Ended December 26, 2004
Allowance for doubtful accounts	174	101		—	—	275
Medical claims reserve	584	4,274		633	4,906	585
Workers’ compensation reserve	363	1,224		15	1,221	381
Legal settlements	110	1,625	(b)	—	—	1,735

Total	1,231	7,224		648	6,127	2,976

Year Ended December 28, 2003
Allowance for doubtful accounts	43	131		—	—	174
Medical claims reserve	456	4,775		877	5,524	584
Workers’ compensation reserve	133	1,129		42	941	363
Legal settlements	110	—		—	—	110

Total	742	6,035		919	6,465	1,231

Year Ended December 29, 2002
Allowance for doubtful accounts	23	20		—	—	43
Medical claims reserve	485	3,662		88	3,779	456
Workers’ compensation reserve	28	1,163		52	1,110	133
Legal settlements	—	110		—	—	110

Total	536	4,955		140	4,889	742

(a)	Principally cash payments and reserve reversals.
(b)	Reserve of $1,625 related to a labor code class action lawsuit filed in Superior Court of California.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant also hereby undertakes to provide the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 6 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Metairie, State of Louisiana, on August 8, 2005.

RUTH’S CHRIS STEAK HOUSE, INC.

By:	/S/ CRAIG S. MILLER
Name:	Craig S. Miller
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 6 to Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on August 8, 2005.

Signature	Title

/S/ CRAIG S. MILLER Craig S. Miller	President, Chief Executive Officer and Director (Principal Executive Officer)

/S/ THOMAS J. PENNISON, JR. Thomas J. Pennison, Jr.	Chief Financial Officer and Vice President, Finance (Principal Financial and Accounting Officer)

* Robin P. Selati	Director

* Carla Cooper	Director

* Bannus B. Hudson	Director

* Alan Vituli	Director

*By:	/s/ THOMAS J. PENNISON, JR.
Thomas J. Pennison, Jr., Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.1**	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant.

3.2**	Form of Restated Bylaws of the Registrant.

4.1**	Form of Certificate of Common Stock of the Registrant.

5.1**	Opinion of Kirkland & Ellis LLP.

10.1**	Transaction and Merger Agreement, dated as of July 16, 1999, among the Registrant, RUF Merger Corp., Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P. and Special Advisors Fund I, LLC.

10.2**	Shareholders Agreement between the Registrant, Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P., Special Advisors Fund I, LLC., First Union Investors, Inc., GS Mezzanine Partners, LP., GS Mezzanine Partners Offshore and each of the stockholders of the Registrant identified as Investors therein.

10.3**	Registration Agreement between the Registrant, Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P. and Special Advisors Fund I, LLC, First Union Investors, Inc., GS Mezzanine Partners, LP., GS Mezzanine Partners Offshore, and each of the stockholders of the Registrant identified as Investors therein.

10.4**	License Agreement, dated as of July 16, 1999, between Ruth U. Fertel and the Registrant.

10.5**	Securities Purchase Agreement between the Registrant and First Union Investors, Inc.

10.6**	Common Stock Purchase Warrant Certificate No. W-l issued to First Union Investors, Inc. in connection with warrants to purchase up to 37,735.849 shares of the Class B Common Stock of the Registrant.

10.7**	Certificate of Chief Financial Officer of Registrant under Common Stock Purchase Warrant, dated November 8, 2004.

10.8**	Purchase Agreement among the Registrant, the subsidiary guarantors identified therein, GS Mezzanine Partners, L.P. and GS Mezzanine Partners Offshore, L.P. relating to $45,000,000 Aggregate Principal Amount of 13% Senior Subordinated Notes Due 2006 and Warrants to Purchase 28,301.887 shares of Common Stock.

10.9**	Common Stock Purchase Warrant Certificate No. W-2 issued to GS Mezzanine Partners, L.P. in connection with warrants to purchase up to 18,413.837 shares of the Class A Common Stock of the Registrant.

10.10**	Certificate of Chief Financial Officer of Registrant under Common Stock Purchase Warrant, dated November 8, 2004.

10.11**	Common Stock Purchase Warrant Certificate No. W-3 issued to GS Mezzanine Partners Offshore, L.P. in connection with warrants to purchase up to 9,888.050 shares of Class A Common Stock.

10.12**	Certificate of Chief Financial Officer of Registrant under Common Stock Purchase Warrant, dated November 8, 2004.

10.13	2005 Long-Term Equity Incentive Plan.

10.14**	2004 Restricted Stock Plan.

10.15**	Amendment No. 1 to the 2004 Restricted Stock Plan.

10.16**	Form of Restricted Stock Agreement.

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EXHIBIT NO.	DESCRIPTION

10.17**	2000 Stock Option Plan.

10.18**	Form of Stock Option Agreement under 2000 Stock Option Plan.

10.19**	Employment agreement of Craig S. Miller.

10.20**	Employment agreement of Geoffrey D.K. Stiles.

10.21**	Credit Agreement, dated March 11, 2005, among the Registrant, as Borrower, the Lenders listed therein, as Lenders and Wells Fargo Bank, N.A., as Administrative Agent.

10.22	Form of Stock Option Agreement under 2005 Long-Term Equity Incentive Plan.

21.1**	List of Subsidiaries of the Registrant.

23.1	Consent of KPMG LLP.

23.2**	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

24.1**	Powers of Attorney.

24.2**	Power of Attorney for Bannus B. Hudson.

**	Filed previously.

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